

# Smart Rx Systems,Inc.

# Federal Crowdfunding Exemption Offering ('FCFO')

# TABLE OF CONTENT

# Federal Crowdfunding Exemption Offering ('FCFO')

## Under "Title III of the Jumpstart Our Business Startups Act"

NOTICE OF THIS OFFERING FILED WITH THE SECURITIES & EXCHANGE COMMISSION ("SEC")
ON **FORM C** PURSUANT TO REGULATION CROWDFUNDING Section 4(a)(6) and 4A of the Securities Act of 1933 ('Act'), and
Sections 3(h) and 12(g)(6) of the Exchange Act of 1934 ('34 Act')

**APRIL 19, 2017**

# SMART RX SYSTEMS, Inc.

Smart Rx Systems, Inc., a Florida corporation, the "Company", or "SRXS", commenced revenue generation in 2015 through our systems' services using automated robotic pharmaceutical prescription dispensing Smart PharmAssist®™ ("Kiosks"). SRXS is focused upon providing doctors, clinics, retail chain stores, pharmacies, and hospitals with all inclusive, in office/store automated dispensing Kiosks. Our Website is www.smartrxsystems.com ; our headquarters are located at 4290 South Highway 27, Suite 101, Clermont, Florida 34711.

## THE SMART PHARMASSIST™ KIOSK



**Utilization**

SPK 75    30-45%

SPK 150    50-75%

SPK 225    75-95%

**Kiosk Footprint**

SPK 75    7 sq. ft.

SPK 150    9.5 sq. ft.

SPK 225    12.1 sq. ft.

**Operational Footprint**
Kiosk + 3 ft. asile =

SPK 75    19.6 sq. ft.

SPK 150    26.7 sq. ft.

SPK 225    33.6 sq. ft.

**IMPORTANT NOTICE: These securities are offered under, and will be sold in reliance upon, an exemption from the registration requirements of Federal and State securities laws known as Regulation Crowdfunding ("REG CF"), § 227.100 *et seq.*, and § 230.506 of title 17, Code of Federal Regulations (as revised pursuant to §201 of the Jumpstart Our Business Startups Act), and under Federal Statutes of the Securities Act of 1933, as amended, Sections 4(a)(6) and 4A, and Securities Exchange Act or 1934, as amended, Sections 3(h) and 12(g)(6). Consequently, neither the Federal Government nor any state has reviewed the accuracy, adequacy or completeness of any offering materials. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including its merits and risks involved.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**Speculative Risk. These securities are subject to restrictions on transferability (see page 36) and resale and may not be transferred or resold except as specifically authorized by applicable federal and Florida securities laws. Investing in these securities involves a speculative risk, and investors should be able to bear the loss of their entire investment. (See page 36 for more detail on risks.)**

**Who can consider purchasing shares in this Federal Crowdfunding Offering (FCFO)?**

**General Qualifications and Suitability.**

You will be expected to execute or initial a statement that- "I HAVE BEEN ADVISED THAT THIS INVESTMENT HAS RISKS AND I COULD LOSE MY ENTIRE INVESTMENT AND I REPRESENT THAT IF I DID LOOSE THIS ENTIRE INVESTMENT IT WOULD NOT POSE A FINANCIAL HARDSHIP UPON ME, I REPRESENT THAT I COULD FINANCIALLY HANDLE THE LOSS."

***1) The aggregate amount of securities you may Purchase in this offering from us under this Federal Crowdfunding Exemption during a 12-month period may not exceed:***

***a. IF YOUR INCOME OR NET WORTH IS LESS THAN $100,000-*** *if your annual income or net worth is less than $100,000, you can invest the greatest of $2,000 or 5% of your annual income, or 5% of your net worth.*

***b. IF YOUR INCOME OR NET WORTH IS MORE THAN $100,000-*** *if your annual income or net worth is $100,000 or more you can invest the greater of 10% of your annual income or 10% of your net worth.*

***c. ACCREDITED INVESTOR TEST:*** *If you are an accredited investor as defined by Rule 501 of Regulation D of the Securities Act of 1933, you are not subject to the limitations described in (1a) and (1b) above related to the maximum investment you may make in the securities offered in this offering, but you are limited to a maximum of $100,000 invested in all REG CF offerings during any consecutive 12-month period pursuant to §4 (a) (6).*

*2) Regulation CF (REG CF) also* mandates that if you are not an accredited investor, you assert in writing that you are familiar with the general risks facing new companies.

***SRXS Imposed Qualifications and Suitability***

Management imposes a minimum aggregate purchase amount of $1,000 per Shareholder, with any subsequent Purchase amounts in $1,000 increments.

Management reserves the right in addition to any General Qualifications and Suitability that may be imposed by REG CF to ask additional questions in the Investor Subscription Application about your annual household income

if less than $50,000, or your net worth is less than $75,000, as Management believes that any illiquid investment in any single company may not be suitable for you and may require further assertions by you to judge appropriateness or suitability issues.

Management will require that you assert that you have invested in individual stocks in the past.

If the Purchaser of the securities in this offering is an ERISA approved pension account of any type, without reference to any ERISA conditions or rules, of less than $500,000 in total assets' value in the account, Management believes that early stage companies such as our Company may not be suitable for purchase by individual pension accounts of any type, and as such, will not accept Purchases from any type of pension account unless that account can provide evidence that the account's assets are greater than $500,000, whereupon the Company, in its sole discretion, shall determine the suitability of that pension account's investment into the securities offered.

## SPECIAL RIGHTS TO CANCEL:
You have the right to cancel your commitment to invest up until 48 hours before any closing or the offering deadline, which would be no later than April 19, 2018, if the Minimum amount of this FCFO is deposited into the Escrow Account before that date. Should the Minimum be attained in Escrow, you will receive Notice of your opportunity to cancel in compliance with REG CF.

## SPECIAL RIGHTS TO REFUND:
The Escrow Agent will issue refunds to all Prospective Shareholders if the applicable target-offering amount is not reached by the offering deadline.

## SPECIAL RIGHTS TO RECONFIRM WHEN NOTIFIED OF A MATERIAL CHANGE:
Each occurrence, if any, of any "Material Change", as Material Change is used in §4 (a) (6), and further described in the *Risk Factors Sub-Section, Risks of this Offering, in the paragraph entitled, "Compliance with Regulation CF and the New Rules of §4 (a) (6)", on page 33,* would cause us to deliver a notice to you by which you would have five (5) days to reconfirm your purchase. If you fail to reconfirm your purchase within the 5 days, from the time and date of our notification, to the end of 120 hours from that time and date, your order will be cancelled at that time automatically, and any money you may have deposited versus that order in the Escrow Account, would be returned to you to the same account from which you transmitted the funds to the Escrow Agent Account, at the time as described by the Escrow Agreement (Exhibit). Should you choose to reinvest later during the Term of this FCFO, your failure to reconfirm your previous order does not disqualify you from reinvestment during the Term of this FCFO.

## THE OFFERING:
This Offering consists of two separate securities, a Super-Voting Convertible Common stock with Preemptive Rights (the "Common") and a Secured Non-Voting Redeemable Cumulative Convertible Preferred stock (the "Preferred"), sold as a Unit at $10 per Unit.

The Class CF common shall bear beneficial Shareholder Preemptive rights, the right to elect a member of the Board of Directors of SRXS, Super-Voting rights at 7 votes per Class CF Share, and convertibility rights into 7 Listed Shares upon a Listed IPO or Listing upon a National Stock Exchange, which are rights not commonly occurring in equity offerings of high technology companies.
*(SEE page 15, for details under Section heading Description of Securities Offered).*

**TARGET OFFERING AMOUNTS:**

Management plans to conduct what is commonly referred to as a Best Efforts Minimum/Maximum Offering. The "Initial Target" Offering Amount is the Minimum Offering of $220,000 ("**MIN**"), with subsequent "Interim Target" amounts of each $100,000 per Closing after the MIN is achieved and closed, and the "Final Target" Offering Amount is the Maximum Offering of $1,000,000 ("**MAX**").

**THE UNIT COMPRISED OF PREFERRED AND COMMON SHARES:**

The Preferred Shares being sold in this FCFO represent $999,996.50 of the $1,000,000 MAX amount, and $219,999.23 of the $220,000 MIN amount, and $99,999.65 of each $100,000 Interim Closing amount; therefore, Preferred proceeds represent all but $3.50, or $0.77, or $0.35, respectively, of the gross proceeds, which nominal amounts are attributed to the Common Shares. **The Class CF Common Shares are sold as a "kicker" with the Preferred at their Par Value of $0.0001 per Share as a beneficial feature for Prospective Shareholders.** Common Shares are available only as part of the Unit in combination with the Preferred, and neither the Preferred nor the Common may be purchased separately in this FCFO.

**The Purchase of at least $1,000 by each Shareholder,** representing 100 Series CF Preferred Shares and 35 Class CF voting common shares with super-voting rights of Seven (7) votes per Class CF Share, preemptive rights and convertibility into Seven (7) IPO shares in a National Exchange Listing or underwritten IPO, is the least amount of securities you may Purchase in this FCFO. For Book Cost Basis at this $1,000 level Purchase, a Prospective Shareholder's 100 Series CF Preferred Shares would have a basis of $999.9965, while the 35 Class CF Shares have a basis of $0.0035, representing the Par Value of $0.0001 per Share.

**CLOSINGS:**

Each Closing is final. Investors accepted at each Closing have already been notified of their 48- hour cancellation period, and did not elect to cancel their purchase of Shares, and become Shareholders at the time of their notification of acceptance. Shareholders admittance is irreversible once effected. Shareholders that are admitted prior to the Final Closing, once notified of their acceptance, are not afforded any further choice of rescission, either under the 48-hour rule or 5- day rule, during the Term of the FCFO.

**OFFERING DEADLINE:**

The Offering Deadline is April 19, 2018.

## THREE MODELS OF SMART PHARMASSIST™ KIOSK


Fill Your Prescription
Here Quickly & Safely
Before You Leave Today

SPK 75


Fill Your Prescription
Here Quickly & Safely
Before You Leave Today

SPK 150


Fill Your Prescription
Here Quickly & Safely
Before You Leave Today

SPK 225

**ESCROW AGENT:**
We have executed an Escrow Agreement with Escrow Bank, Amalgamated Bank of New York which is the approved escrow bank for the deposit of Prospective Shareholder funds (the "Escrow Agent"), and the approved Escrow Bank for Jumpstart Micro, Inc., which is the SEC and FINRA licensed Crowdfunding Portal. Besides collecting all investor investments into the Escrow account, the Escrow Agent ensures that all offering proceeds are provided to us only when the aggregate capital raised from all investors is equal to or greater than the Initial Target Offering amount of $220,000, and if attained, any interim Closings, and the Final Target Offering Amount of $1,000,000, the MAX. The Escrow Account will be opened immediately prior to the Effective Date when funds may be deposited into Escrow, and will remain open until the offering terminates without the Minimum Offering having been reached, or if the Initial Closing occurs, until the Final Closing date. The Escrow Agent will not accept any paper checks from investors in the offering. All deposits from Prospective Shareholders must be bank-to-bank transmitted funds to the Escrow Account by electronic funds transfer via the Automated Clearing House ("ACH"), or Federal funds wire. **Neither the Portal nor the Company will accept or handle any funds or securities outside of the Escrow Account, until the Company proceeds are released from Escrow from the Initial and subsequent Closings.** See Exhibit.

**INTERMEDIARY:** We will conduct this 'BEST EFFORTS' Offering through an independent SEC Registered, Financial Industry Regulatory Authority ("FINRA") regulated Intermediary Internet Portal ("Portal") we contracted, **Jumpstart Micro, Inc.** as provided for by REG CF. As an investor through Jumpstart Micro, you will be required to agree to disclosure statements and acknowledge an understanding of your rights and responsibilities. Details are found on the Jumpstart Micro site at https://jumpstartmicro.com/about as provided for by REG CF. the Website of the Portal is jumpstartmicro.com. Their Website and contact information can be found on https://jumpstartmicro.com/help-contact. If the Portal is changed, or REG CF is modified to allow additional Portals to be added, you will be notified. A summary of the fees we will pay to this Portal is discussed in the *Section entitled, "This is an Internet Offering...",* See Exhibit.

## Initial Minimum, Interim, and Final Maximum Target Offering Amounts
## Non-voting:
**At the MIN, 22,000 SERIES CF 2017 Secured Redeemable Cumulative Convertible $14 Stated Value Shares at $9.9965 Purchase Price per Share ("Preferred"),** representing **$219,999.23** Aggregate Purchase Price of the **MIN** (minimum allowable purchase of 100 Preferred Shares); **or,**

**At the MAX, 100,000 Preferred Shares which represents $999,996.50 aggregate Purchase Price of the Preferred at the MAX; and,**

## Voting:
**At the MIN, 7,700 Class CF Super-Voting Convertible common shares** with super-voting rights of Seven (7) votes per Class CF Share, preemptive rights and convertibility into Seven (7) IPO shares in a National Exchange Listing or underwritten Initial Public Offering (IPO) (see page 15, Description of Securities), at a Purchase Price of its Par Value of $0.0001 per share, which are offered as a bonus "kicker", only in conjunction with a Purchase of our Preferred, representing a **Seventy-Seven Cents ($0.77) Aggregate Purchase Price for the 7,700 Class CF Common.**

**At the MAX,** 35,000 Class CF Super-Voting Convertible common Shares, with the same features as summarized in the MIN above, at a Purchase Price of Par Value of $0.0001 per share, which are offered only in conjunction with a Purchase of Preferred Shares, or **Three dollars and Fifty cents ($3.50) Aggregate Purchase Price for the 35,000 Class CF Common.**

**Initial Closing of this FCFO may occur** when three conditions are met, as defined by REG CF: (1) at least $220,000 has been deposited by Purchasers into our FCFO designated Escrow account, as each Purchase is accepted by us and our Portal; (2) the expiration of a REG CF mandated opportunity to cancel the Purchase prior to the transfer of the $220,000 in the FCFO Escrow Account to our corporate Account (3) the date of the Initial Closing is less than one (1) year from the date of the Effective Date of this FCFO. If these three conditions are not met, there can be no Initial Closing, and either one year from the Effective Date, or an earlier date that we terminate this FCFO, all funds deposited by Prospective Purchasers shall be returned to them in full.

<u>**The deadline to reach the target offering amounts of the**</u> MIN and MAX is limited by the REG CF. We must reach the MIN deposit total in the Escrow Account of $220,000 of deposits to Escrow Account by April 19, 2018. At the Initial Closing of an amount of at least $220,000, or if more than $220,000 is in the Escrow Account on the date of the Initial Closing, then that amount over $220,000 but less than $1,000,000, can be closed, and all those Shareholders shall receive notifications from the Portal, the Escrow Agent, and us, relating to the details of the Initial Closing. The Amounts over the $220,000, or any amounts over each $100,000 Interim Closing

**After the Initial closing, we will conduct a consecutive number of Interim Closings,** as needed, if any, at each $100,000 achievement of deposits into our Escrow Account until we attain the MAX of $1,000,000, pursuant to our Uses of Proceeds described in the Section entitled Use of Proceeds, page 23. At each Interim Closing, we and our Portal will transmit the REG CF required 5-day notice to all Prospective Shareholders whom have deposited funds in our Escrow Account, specifying the date of the Interim closing, and each Prospective Shareholder will again, pursuant to REG CF, can cancel their Purchase up to 48 hours prior to the time and date of that Interim Closing.

**Over-subscriptions.** Pursuant to REG CF, we may close any over-subscriptions above the MIN at the Initial Closing, or above each $100,000 Interim Closing, so long as we do not exceed the MAX. We intend to utilize over-subscription management should the opportunity occur.

**Time for Closings.** We cannot ascertain how long, if ever, it may take to achieve the MIN, or any Interim $100,000 Closing increment, but we believe it is in the best interests of our new FCFO Shareholders and for our Company to be able to utilize funds according to our stated Uses of Proceeds as soon as practical, so the Initial and Interim Closings serve a genuine purpose for us, especially since REG CF currently limits us to using only one Portal at a time. No Portal at the time of this filing has yet proven to our satisfaction to be particularly adept to at driving potential Prospective Shareholders to any Website to review any companies' crowdfunding offerings in a timely manner.

At the MAX level of $1,000,000, we must achieve Purchases of the securities offered above $220,000 up to $1,000,000 by the same date, April 19, 2018. **Once the MIN is achieved, this FCFO will continue through the Interim Closings at the attainment of at least each $100,000, until the achievement of the MAX amount of $1,000,000, or until April 19, 2018, which is the latest date this FCFO may be offered. Each Interim Closing, as well as the Final Closing**, is also subject to the same Prospective Shareholder opportunity to cancel condition as the Initial Closing, prior to 48-hours before the closing.

Each $100,000 represents in the aggregate 10,000 of our FCFO Preferred shares and 3,500 of our FCFO common shares.

We may choose to end the FCFO prior to that date if we achieve Prospective Shareholder Purchases of the securities offered in this FCFO of the MAX prior to that date, or greater than the MIN but less than the MAX, but have received <u>other capital</u> in amounts that combined with the FCFO proceeds purchased by the Prospective Shareholder Purchases are equal to or greater than the amount of $1,000,000. If we determine that this FCFO is not generating sufficient Internet attention, we may terminate this FCFO prior to the April 19, 2018, date. We must provide Prospective Shareholders whom have deposited funds into the Escrow Account with a Five (5)-day prior notice of our intent to undertake an Initial Closing, or an Interim or Final Closing, affording you the opportunity to cancel your Purchase prior to 48-hours before any closing.

**Management believes that the combination of offering voting common shares of the Company for Par Value as a "kicker" to the purchase of the Preferred,** which possess preemptive rights, super-voting rights of 7 votes per share, and convertibility to 7 IPO shares, per share of Class CF shares, upon listing on a National Stock Exchange (if ever achieved), in combination with Preferred Shares that are purchased for $9.9965, and redeemable at $14, and a seat on the Board for a representative of the FCFO Shareholders, is an equitable and superior structure for Prospective Purchasers *versus* similar high technology oriented offerings of equity.

The non-voting Preferred Stock sold in this FCFO is the SERIES CF 2017 Secured Redeemable Cumulative Convertible Non-Voting Preferred, Stated Value of $14 per Share, $9.9965 Purchase Price, and this Series represents $999,996.50 aggregate Purchase Price of the MAX, and aggregate $219,999 Purchase Price of the MIN of this FCFO. The voting common stock, which is the Class CF voting convertible common stock, is sold only to Purchasers of the Preferred at par value of $0.0001 per share, and convertible into future shares of voting common stock at 7 times the number of Class CF owned by each Class CF Shareholder into the shares issued as a result of a listing on a National Stock Exchange. The Class CF shares also carry super-voting rights of 7 votes per share, and enjoy preemptive rights.

**This is an Internet Offering which we are conducting exclusively through an independent Registered Intermediary Internet Portal, contracted by us, as required by REG CF.** We are not using a licensed Broker Dealer to sell any of the FCFO securities offered in this FCFO, so therefore we will not pay any commissions to any person or company to sell these FCFO securities.

The FINRA Registered Intermediary Portal, Jumpstart Micro, Inc., has been paid a nominal fee to initiate and provision its services relative to this FCFO, and will deduct additional fees to administer the sales by us of our FCFO securities through their Portals upon the occasion of each Closing. Initial Closing of the MIN of $220,000, Portal administrator total cash fees of approximately $13,200, which represents 6% of the $220,000, and $6,600 worth of equity shares which represents 3% of the $220,000. If we achieve the Final Closing of the MAX of $1,000,000, our Portal administrator site will have charged us total cash fees of $60,000, which represents 6% of the $1,000,000, and $30,000 worth of equity shares which represents 3% of the $1,000,000. REG CF provisions stipulate that ONLY the Escrow account deposits constitute evidence of the attainment of minimum amounts required to break escrow AND transfer funds from Escrow to the Company account.

Currently, by Rule of REG CF, only one Intermediary Portal may be utilized by any company to sell its shares via an FCFO. If that Rule is changed by the SEC, and more than one qualified Intermediary Portals become allowed to be utilized by Rule during the Term of this FCFO, we reserve the right to use more than one such Portal for this FCFO.

## OWNERS-OFFICERS-DIRECTORS-CONTROL PERSONS:
SRXS is what is known as a C Corporation. The ownership details, officers, directors and control persons' experiences, are outlined on Their ownership interest is often referred to as a Capitalization Table and is outlined in detail on Exhibit.

## ISSUER DOMICILED IN FLORIDA:
SRXS is the issuer and is organized under the laws of Florida and authorized to do business in other states.

**How Were the Offering Prices of the Series CF Preferred and Class CF Common Shares Determined:** The Purchase Price of the Class CF common shares offered has been set at Par Value, which Purchase Price was arbitrarily established by our Board, considering such matters as the state of our business development and the desire of the Board and the Original and Class A Shareholders to offer a benefit to the FCFO Prospective Shareholders. The Purchase Price of the FCFO common is significantly less than the average Purchase Price of all the Common acquired by the Original and Class A Shareholders, which are the only two Classes of common voting shares outstanding. The Offering price bears no relationship to our assets, net worth, or any other objective or quantitatively derived criteria. Future valuation of common shares may be determined pursuant to future offering purchase prices, such as our planned REG A Offering, if offered or by book value as a result of an audit of our financial statements, or by an independent third party qualified valuation firm(s).

The Preferred Shares were priced at a discount to the Stated Value of the Preferred, which is Four dollars and One cent (\$4.01) **less** than the Stated Value of \$14 per share. The Stated Value also represents the Redemption Value of these shares, which means that their redemption by us, whether by any Offering of ours, if any, or their conversion to other Series of shares, would require the \$14 Stated Value to be paid in cash, or equal to the value of the shares so converted, irrespective of the type of redemption or sale. There is no other correlation to any valuation of the Preferred, except that the Preferred enjoy a collateral interest in any assets created from funds invested in this FCFO, which values on a GAAP standard cannot be ascertained at this time, and could be either less than or greater than the value of the investment. Any dividends accrued would be cumulative in addition to the Stated Value, if declared and payable at the time of Redemption or sale.

**Why Would You Consider Purchasing Our Shares?** Despite the inherent risks involved related to any new business venture, or specific to this FCFO, we have endeavored to provide substantial benefits in the way we have capitalized our Company and structured this offering:

(1) We are capitalizing our Company to provide Shareholders now, and in the future, with beneficial features compared to other new technology related offerings, such as enabling FCFO Shareholders to elect a member of our Board of Directors;

(2) We are providing Shareholder terms and features in this FCFO not usually offered by new Technology Industry companies, such as preemptive rights, super-voting rights, and convertibility at super-voting-multiple levels;

(3) We are taking specific disclosed actions which could redeem your Secured Preferred at 140% of your Purchase Price in the aggregate Stated Value of the Preferred of this FCFO in a shorter time frame than in comparable new technology industry offerings; although there is no guarantee we will be able to redeem or resell your Preferred Shares.

(4) We are planning for and disclosing our intent to list our shares, both common and preferred, on a National Stock Exchange, like the New York Stock Exchange MKT ("NYSE MKT"), which was the acquired American Stock Exchange previously, or the Capital Markets platform of the NASDAQ, or the Chicago Stock Exchange ("CHX"), if the CHX remains a domestic or member owned entity; as soon as we deploy at least \$30 million in equity paid in capital from any and all sources;

(5) We are utilizing a portion of the proceeds of the MIN or MAX of this FCFO to finance the activities required to file a Regulation A Federal exemption Offering for up to \$50 million dollars as soon as practical subsequent to the completion of this FCFO; and,

(6) We successfully deployed our **Smart PharmAssist™ Kiosks** commercially in a Florida market that has historically been one of the leading pharmaceutical demand areas for the last two decades, our initial target market for development of locations for our Kiosks; and we expect to expand into other states as soon as capital availability permits;

(7) We have over $2 million in cash as of the time of this filing, so we are currently expanding into a large existing market for pharmaceutical services with new technology that works and is commercially operating in Florida, where doctors, medical office buildings, their offices and clinics, as well as retail stores and hospitals, are realizing the applications of the Kiosks for the benefit of both their patients and physicians, as well as the revenue and cost savings that may potentially result.

All the above benefits, while planned and structured to be superior benefits than many comparable new technology offerings, may not result in your gain if we fail to achieve any of our goals despite our best good faith endeavors. This is an inherent risk in any new venture.

## WHAT DOES SRXS DO?

### *Description of our Business*
Smart Rx Systems, Inc. (SRXS) is a technology and management company with custom and proprietary technologies, providing pharmacy related services at the point-of-care *via* the **Smart PharmAssist™ Kiosk** ("**Kiosk**"), a registered trademarked automated medication management system that dispenses medication-on-demand. Our technology was designed and developed to provide access to a live pharmacist for counseling and medication therapy management on site, or via video conferencing technology located on the Kiosk, as well as mail order prescriptions as a follow-on service to customers. Our Kiosk can perform all functions in less time and less cost than those performed by a retail pharmacy, in full compliance of U.S. Food and Drug Administration (FDA) and other Federal and state regulations, to successfully "dispense medication-on-demand at the point of care", utilizing a proven Robotic Prescription Dispensing System platform to overcome the risks, costs and time of development and manufacturing of a new technology device. These include prescription verification, insurance verification, and reimbursement, labeling, printing medication instructions, and consulting with a remote licensed Pharmacist.

## PROBLEMS & OPPORTUNITIES

### PROBLEMS
- Current Pharmacies are brick and mortar businesses with high fixed cost
- Inconvenient to patients
- Long Patient wait times
- Lack of accuracy due to human error
- Majority of the Pharmacists are not available 24/7

### OPPORUNITY
- The Smart PharmAssist™ Kiosk is located at the point of care and Retail Locations
- No long waits, and private transaction
- Medication can be dispensed in 2 minutes or less
- The Smart PharmAssist™ Kiosk has a proven accuracy of 99.8%
- Pharmacist are available 24/7 via video conferencing on mobile devices
- Retail Pharmacy is a $500 billion market

We have partnered with a global automated pharmacy robotics manufacturer ("GAPRM") who manufactures the Kiosks, and leases the machines directly to the healthcare provider, as well as install and maintain all Kiosks, thus giving us a rapid entry into the market.

Our Kiosks are a complete "Pharmacy-in-a-Box", an entirely automated system with override capability to manually control the dispensing of medication by our Pharmacist, with the capacity to dispense 225 different types of medications from separate dedicated automated "bins", that each hold approximately 70 typical prescription fulfillments, totaling about 15,750 prescription-only and Over the Counter (OTC) medications. Our

Page | 10

proprietary system features include automated pill counting, live video conferencing with a licensed Pharmacist, barcode reader, biometrics, facial recognition, backend data collection, automated vile capping, automated labeling, medication image capture, automated climate control, and automated remote insurance processing. Our Kiosk allows patient or physician access to our 24-hour pharmacists as well as retail pharmacies everywhere, extending the reach of traditional retail pharmacies without the time, distance, language, or costs of traditional brick and mortar pharmacies.

Our Kiosks are currently installed at the point-of-care ("POC") to provide convenience to patients. Physicians send the prescriptions electronically to our Kiosk, when the prescription is received at the Kiosk it is verified and processed by an onsite technician located at the Kiosk, or a remote technician, and the prescription is automatically filled and dispensed in approximately two minutes. Physicians, owners of medical complex buildings, retail stores or clinics and hospitals contract with us to provide the services necessary to allow for fast, easy and inexpensive fulfillment of patients' prescriptions or directed non-prescription medications like OTC or vitamins. The main terms of that contract involve what, how, when, where, how much and how many medications we stock within the Kiosk, who will assist the patients at the Kiosk as they retrieve their medications, and what directions and follow-up we will provide.

***Our Kiosks are leased directly from the GAPRM or its affiliates, by physicians or medical facilities, and all the medications are bought and owned by the physicians or medical facilities.*** The physicians or medical facilities then hire us for both recurring and one-time fees to operate, manage and perform all pharmacy related services and activities at the point-of-care. Each point of care location has one or more of our Kiosks, pharmacy management software, and a licensed pharmacy technician, along with remote licensed pharmacists to verify prescriptions and provide counseling to the patients via video conferencing, if and when requested.

We have only one supplier of our Kiosks by exclusive contract. We cannot use any other manufacturer and they cannot use any other point-of-care, interface, on-demand system. A single supplier introduces other risks that could out-weigh the benefits we have realized, which are discussed in our Section under Risk Factors of our Business.

***Trademarks, Copyrights and Patents.*** We have developed over time several patentable custom proprietary technologies, systems or models during the buildout of our custom proprietary business models and operating systems, which we maintain under strict confidential procedures. We are of the opinion, and in accordance with the advice of Patent Counsel, that filing Patent applications with US Patent Office now may disrupt the proprietary nature of our operating technologies and models, as well as expose us to risks related to other new product models about to be commercialized; so, we intend to file various Patents with the US Patent Office at an appropriate time.

For now, we have registered trademarks and copyrights, but no patents.

***Near Term Plans.*** Our Original and Class A Shareholders have long histories of various experiences in Corporate Finance, Management, Accounting, Securities, Marketing, Sales, Development of new technologies, Software, Equipment design and financing, Planning and Structure, Engineering, Pharmaceuticals and Pharmacy Operations, Medicine, Medical Practice Operations, Hospital and Clinic Operations, Retail Point-of-Purchase Operations and Displays, and Customer Management. As we are potentially capitalized over the course of the planned offerings discussed in this Offering Statement, we should be capable of developing and managing a succession of installations of Kiosks. We expect the operating profits from our existing Kiosks and pharmacies to provide cash flow for operating expenses while the various offerings referenced are undertaken.

Because we have over $2 million in cash at the time of this Filing, prior to any proceeds from this FCFO, we expect to purchase more pharmacy licenses, expanding our proprietary brand and Kiosk utilization. There can be no assurance that any of our expectations shall be realized in a commercially reasonable timeframe.

We expect to conduct research and development activities related to both our interfaces and remote applications, as well as better penetration within on-site locations we serve. This may include feasibility studies for specific locations. The velocity of our growth may cause us to modify our R&D plans.

**Kiosk Installations.** We have installed and will continue to install point-of-care Kiosks in the medical office buildings or offices of physicians' group practices through our own personnel and with the aid of local contractors who may make certain nominal carpentry, plumbing or electrical alterations to the space where the Kiosks are placed, as well as the use of our manufacturing and pharmacy Partner's technicians, to insure every compliance item is monitored by multiple "sets of eyes". We expect to continue this proven and successful methodology of installations throughout all our 2017 and 2018 Kiosk placements, updating or improving as we believe is appropriate for any location.

**Mail Order Pharmacy.** Each POC Kiosk where we are licensed has the capability of mailing refills to patients to increase patient adherence to the routine and regimen of their medication, preserving patient benefits and the increasing physician confidence that his/her instructions are followed. In addition to patient and physician benefits, these refills by mail represent a benefit to us in increased sales, and increased revenues for the prescribing physicians. We must purchase, with the planned proceeds of our future REG A Offering, if any, a national pharmacy licensed to dispense prescriptions by mail in all states of USA, which is part of our REG A pro-forma use of proceeds.

**Competitive Environment.** We are currently unaware of any competitive developers of technology like ours in the point-of-care physician dispensing robotic environment whom are targeting on-site patient pharmaceutical on-demand medication dispensing systems, but in the near future, especially if we are successful with this FCFO or our planned REG A, if any, our success in generating interest in financing and increasing the installations of Kiosks could introduce or encourage competitors to enter this domain.

Due to the nature of our business model, our risks of operation are also more limited than the operating companies developing robotic machines, so our income streams and participations in the profits of our Kiosks and mail orders, if any, are more segregated from the direct risks of equipment technology development.

The amounts that we can spend on marketing our services is dependent upon the growth rate of the number of our Kiosk installations, their relative revenue and profit growth, and to the amounts of proceeds we achieve in this FCFO, and our planned REG A Offering, if any. The budget for our marketing endeavors will therefore be lesser or greater based upon these variables, which will limit or expand our competitive posture accordingly.

**Marketing Our Services.** We have historically used our Directors, Officers and Contractors, as well as our contractual relationship with Vista Clinical and Diagnostics, LLC. to market our services to prospective physicians' group practices and other medical or retail enterprises. We do not expect that to significantly change in 2017, but we are contracting with a national distribution firm to accelerate our market presence, and some of the proceeds of this FCFO is budgeted to be deployed to hire additional marketing and sales personnel after we provision the software and hardware expected to be purchased. Those additional personnel would most likely impact 2018 placements of Kiosks more than 2017, because depending upon timing, we cannot predict what impact such new hires will have on 2017 sales.

# THE SMART PHARMASSIST™ KIOSK MEDICATION CELLS

**Extended Cell 1,900 cc**



**Single Cell 676 cc**



**Current Operations in Florida.** Currently, all our revenue from operations will be earned, accrued and be collected in Florida. All the assets we currently own are resident in Florida, except for central systems equipment that may be placed outside of Florida when we expand into other states, and virtually all expenses we expend related to Kiosk installations in the near term, will be spent within Florida, except to the extent than a non-Florida contractor or service provider is engaged for services to be provided to one of our Florida installations. We may likely install Kiosks in Louisiana and Texas during 2017 and 2018, and in India in 2018. The timing of that decision is not availability of capital related, as we have capital for such market penetration. By the end of 2017 or the first quarter of 2018, our plans include a mail-order prescription facility licensed in all 50 states. We are already working on Sterile Compounding facilities which can manufacture Specialty Products for our Weight Loss and Wellness programs and other products as needed.

# THE SMART PHARMASSIST™ KIOSK ADVANTAGES

- Access Pharmacy services 24/7

- Interactive and User friendly

- Secure & HIPAA Compliant

- Available at the Point of Care and Retail Locations

- No long waiting times and private transaction

- Fills medication in 2 minutes or less

- Talk directly with a Pharmacist via Video Conferencing technology for MTM 24/7

- Offer Mail Order Medication Service for Prescription Refills

- Improve accuracy from 94.5% of Current Pharmacy to 99.7% with Smart PharmaAssist™ Kiosk

- Improve customer satisfaction and increase medication adherence

- Allow pharmacists to concentrate on Medication Therapy instead of counting pills

**We are regulated by several Federal, state and local authorities.** See our disclosures in the Risk Factors Section under Risks Related to our Industry sub-section entitled "Government regulation of the healthcare industry."

**Funding our Projects.** We intend to eventually provide capital in the form of secured preferred equity and/or collateralized loans, in addition to engaging in management agreements and contracts for the direct supervision and operation of our installed Kiosks and National pharmacy management, or manage the affairs related to such assets partially owned by affiliates, special purpose entities related to us, or subsidiaries. We expect to incorporate an affiliate corporation at the time of conducting the planned REG A offering, to act as the operating company responsible for implementing part of our plans, under the direction of SRXS as its Management Company. A portion of our future revenues as a Management Company would therefore continue to be captive and at least initially be related to the projects developed through our own affiliated operating company.

All our future management contracts related to Kiosk installations will be structured for locations not currently under engagement with any of our Officers or Directors, or their affiliates. Coincident with these management contracts, we may make direct secured investments into these joint ventures, majority owned subsidiaries, and special purpose entities formed specifically for each such engagement to further our profit potential. We expect each management agreement we engage in would conform to predominantly the same terms, conditions and compensation, and be consistent with, or less than, any competitive management contract. This captive revenue stream, while potentially related party oriented, is a benefit to our Shareholders, rather than a detriment, as an important source of near term revenue enabling our expansion.

**Subsidiaries.** We acquired, own and operate a licensed pharmacy, Choice Meds USA, Inc., as a subsidiary Florida corporation under our sole control, since April of 2016. In May of 2016, we incorporated in Florida another subsidiary, Smart RX Pharmacy, Inc., which we wholly own. We are awaiting our DEA license for Smart RX Pharmacy Inc.

## DESCRIPTION OF THE SHARES:

The terms and features of the securities being offered and each class of security of the issuer, including how those terms or features may be modified, and a summary of the differences between such securities, including how the rights of the securities being offered may be materially limited, diluted, or qualified by rights of any other class of security of the issuer can be found in detail in this section below.

We expect to offer only modest amounts of voting common shares over our series of exempt and public offerings, which will offer predominantly preferred shares that will represent secured collateral interests in the assets acquired by the proceeds of such offerings. No one can be assured that we will be successful in conducting these offerings, or in generating the proceeds we require to fully develop our goals of expanding our Kiosk installations and pharmacy development.

**Authorized and Outstanding Shares.** Our Articles of Incorporation, as amended, authorizes us to issue: (i) 100,000,000 shares of common stock, \$0.0001 par value per share; and, (ii) 50,000,000 shares of preferred stock, of either \$0.0001, or no, Par Value, as assigned by Board resolution.

**Preferred Shares:** All our Series of Preferred Shares whether granted, issued and outstanding or eligible options to be exercised in the future after certain significant events occur, are Non-Voting, and may not be converted into voting shares nor common shares. The secured interests of our Series CF Preferred Shares offered in this FCFO, if any are purchased and issued in this FCFO, are superior in redemption timing to all other issued and outstanding Preferred Shares and must be redeemed prior to the redemption of any other Series of Preferred Shares. Their secured interest is specific to the assets acquired or purchased with the net proceeds of this FCFO after payment of all the fees and costs of this FCFO, including all the costs described in Section entitled "Organizational Costs…", and no other assets secure the FCFO preferred.

Through April 19, 2017, we have issued 2,434,025 shares of Non-Voting Preferred stock, of which 1,587,600 (65.23%) of those Preferred Shares are non-transferrable and subject to lock-up until we have an additional Twenty Million dollars (\$20,000,000) in additional paid in capital, or Two Million dollars (\$2,000,000) of EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization); or, Twenty-Five (25) commercially installed and revenue producing Smart PharmAssist®™ Kiosks; or, partial redemption or sale in conjunction with an underwritten NYSE, CHX or NASDAQ IPO.

The remaining 846,425 Founders', Key Employees Plan, and Original Non-Voting Preferred Shares, or any Series A+ preferred if ever issued, are potentially transferable during and after our planned REG A, some of which are redeemable either in the two (2) tranches of our planned REG A offering, or in our planned future IPO on a National Exchange, thereafter transferrable pursuant to any applicable Federal and state imposed securities restrictions.

We issued Two Hundred Seventy Thousand Two Hundred Twenty-Five (270,225) Founders' Series A Non-Voting Preferred Shares, all of which are redeemable in part or in whole at the earliest of the REG A offering, or any other non-Founders' capital insertion in which we receive at least Twenty Million dollars of funding within a period of one year or less, that is not restricted as to redemption fulfillment.

Of the Shares first issued to contractors related to our Key Employee and Contractor Stock Plan, Ten percent (10%), equal to Eight Hundred (800) shares may be converted at their respective multiple of super-voting rights, representing Eight Thousand (8,000) Founders' Series Non-Voting Preferred Shares, and redeemed in the REG A offering, or thereafter transferrable pursuant to any applicable Federal and state imposed securities restrictions. These shares are included in totals described in the paragraph above

**Common Voting Shares:** As of April 19, 2017, we have issued and outstanding 645,700 shares of voting common stock, of which 548,400 are Original Shares and 97,300 are Class A, which combined represents 100% of the voting common stock outstanding. All the Shares sold in this FCFO may not exceed in the aggregate $1,000,000, without offset of any previously issued securities. If we sell all the MAX of $1,000,000, we will have 680,700 voting shares outstanding, but if we only sell the MIN of $220,000, we will have 653,400 voting shares outstanding.

Our Articles of Incorporation in Florida authorized several Classes of Voting common shares and several Series of Non-Voting Preferred. The Shares described below are the only shares authorized at this time, and we have no plans to authorize any other types of shares now, but reserve the right to do so. If we made such an amendment during this FCFO, we would be required to file it publicly with the SEC, which would be accessed at www.sec.gov , and immediately notify both the Portal, and all our Shareholders, and all Potential Shareholders of this FCFO. According to our By-Laws, our Board has the authority to approve an amendment to our Articles of Incorporation, but shareholder voting is required for the modification of any terms of previously authorized shares, except for changes in Par Value, Stated Value, Redemption Value or technical changes that are necessitated due to splits, mergers, distributions, accrued interest or dividends, or mandated redemptions, which are purely mathematical adjustments or accounting functions, which do not affect your rights.

**All the Original Voting Common Shares we have issued to date** have been issued to Officers or Directors or Founding Shareholders, only one of whom, our CEO, owns over 20% of our voting Shares.

**All the Class A Voting Common Shares we have issued to date** have been issued to our Founders or Key Contractors and Employees. Unless we non-materially increase our grants to new Key Contractors and Employees, or our Founders increase their stock ownership contributions in cash, we will not be issuing any other Class A shares. If between the time of this filing, and the Initial Closing, our Founders should increase their contributions in cash, or after the Initial Closing but prior to the end of June 2017, during the Term of this FCFO, or we do not close the Initial Closing of this FCFO; our Founders may insert additional capital into our Company, but in Class A+ shares of lesser terms and features than our Class A. Key Contractors or Employees may make additional contributions that would cause us to issue additional less than material grant amounts of Class A shares pursuant to our Key Contractors and Employees Program, since this Program is comprised only of Class A Shares.

**FUTURE RESERVED, BUT UNISSUED, VOTING COMMON SHARES.**
We have reserved Thirty-Five Thousand (35,000) Class CF voting common shares for this FCFO. Since the Class CF common is only available pursuant to this FCFO, or its successor, if any, no Class CF common is outstanding as of this FCFO, and may only be issued pursuant to this or its successor FCFO.

*Key Employee & Contractor Stock Ownership Program.* We have initiated a Key Employee & Contractor Stock Ownership Program ("Program") as an incentive for our key employees and contractors. The essence of this plan will be the award of Class A voting common shares to eligible qualifying employees and contractors that have made outstanding contributions to our progress in exchange for Par Value or $0.0001 per share. Based upon our pro-forma cap table, we expect to reserve 30,000 voting common shares of Class A for this Program. We have granted and issued Eleven Thousand (11,000) of these Program shares to date, and are scheduled to issue an additional Fourteen Hundred (1,400).

*Class Names of FCFO in Relation to SEC Rule 12-g.* The class and series of the shares in this FCFO, if any, are differentiated to facilitate future tracking for purposes of the exclusion of such shares from the current 2,000 total shareholders, and 500 non-accredited shareholder thresholds related to Rule 12-g compliance, which is related to full reporting status (*i.e.,* filing quarterly 10Q's and annual 10K, and 8K's as required in full reporting mode, *versus* the REG CF requirements related to reports filed to the SEC). By our issuing only Class CF shares in this FCFO, if any, there will never be any issue for us or any shareholder in the future in proving that such shares were issued pursuant to the Federal REG CF.

**REGULATION A OFFERING.** We have reserved 250,000 Class REG A voting common shares and 2,550,000 of our Series REG A non-voting shares for the first Tranche of our planned Regulation A Offering ("**REG A**"), if ever offered, and an additional 250,000 Class REG A voting common shares and 1,950,000 of our Series REG A non-voting shares for the second Tranche of our planned Regulation A Offering, if offered. Since the Class REG A common is only available pursuant to the future planned REG A Offering, or its 2nd Tranche, if any, no Class REG A nor Series REG A Preferred is outstanding at the time of this FCFO, and may only be issued pursuant to the REG A Offering. These amounts are subject to some adjustment based upon underwriter suggestions, demand factors at the time of the REG A Offering, and general economic and market conditions.

**To date,** all of the voting common stock we have issued is either our Original Shares or our Class A Shares. Unless we issue some of our Class A or Class A+ shares during this FCFO, we do not expect to have any other shares of voting common outstanding during or immediately following this FCFO, other than our Original Shares and Class A already issued and/or reserved, and these FCFO shares sold in this FCFO.

## BENEFICIAL FEATURES OF OUR CLASSES OF VOTING COMMON STOCK

**Reserve of a Board Seat to be Elected by Class CF Shareholders.** Holders of the Class CF common shall be entitled to elect a member of our Board, and continue that election until all the Preferred Stated Value is paid to each of the Series CF shareholders, whom are also the Class CF shareholders. Only purchasers buying securities in this FCFO may own Class CF or Series CF Shares.

**Preemptive Rights.** All voting Classes of common stock authorized contain preemptive rights, including the FCFO shares to be issued in this FCFO, to purchase additional Shares at Par Value of $0.0001. There is no difference between the preemptive rights granted in any Class of our voting common *versus* any other Class; all Classes are equal as to preemptive rights. The preemptive rights are limited in only two instances for all Classes of our voting common shares: (1) They may be exercised by Shareholders when we issue, or have issued over any period, 1,000,000 or more voting shares of any Class or no Class, exclusive of any national SEC recognized Exchange listed offering; or, (2) They may be exercised by Shareholders when we issue any amount of voting common shares for no, or *deminimis,* value. The availability of preemptive rights is automatic upon either of the events above. We may set a reasonable time period over which the preemptive rights may be exercised, subsequent to written notification. We shall use all and any commercially reasonable methods of notifying Shareholders of the triggering of the availability of exercising preemptive rights. The Preemptive Rights structured as features of the FCFO Shares are not typically offered by new technology related companies and represent a beneficial feature for our Shareholders that Management believes provides additional value.

**Super-Voting Rights.** All voting Classes of common stock authorized contain super-voting rights, including the FCFO shares issued hereby, to allow each share owned, to be entitled to more than one vote. Our Class CF Shares offered in this FCFO, and its successor if any, and Class CF shares if any, are entitled to 7 votes per common share; our Original Shares are entitled to 15 votes per common share; our Class A shares are entitled to 10 votes per common share; our Class A+ shares are entitled to 7 votes per common share; and our Class REG A common voting shares are entitled to 5 votes per common share. When all our Classes of common are converted at the occasion of a New York Stock Exchange Market ("NYSE"), which was the acquired American Stock Exchange previously, or the Capital Markets platform of the NASDAQ ("NASDAQ"), which used to be called the Small Cap market of NASDAQ, or the Chicago Stock Exchange ("CHX"), if the CHX remains a domestic or member owned entity, listing, if ever, all Super-Voting rights of the Classes converted shall cease to exist, because after conversion, the number of Shares converted with one vote each would equal the number of votes for each FCFO Shareholder prior to the conversion.

**Conversion Rights.** All our authorized Classes of common stock contain conversion rights, all of which are matched to the super-voting rights pre-conversion. The Class CF shares offered in this FCFO, like all our authorized Common voting shares, are convertible at the time of our Company attaining a listing on an SEC recognized National Stock Exchange, like the NYSE, or the NASDAQ, or CHX. Management does not believe that newer shares of any developing company, where no market exists, are served well by non-National Stock Exchange quotations on electronic-only media platforms, which have been predominantly the domain of penny stocks and wholesale market makers. Therefore, we have no intention of subjecting our shares to trading until our Company is qualified to trade publicly on a National Exchange.

Our Class A shares are convertible at 10-1; the Class CF (if issued) are convertible at 7-1 and Class A+ Shares (if issued) are convertible at 6-1; and the Class REG A Shares (when and if issued) are convertible at 5-1. Our Original Shares are convertible at 15-1.

All convertibility features of our common shares may be converted no sooner than one year from the end of our planned REG A offering, or one year after the conclusion of the respective offering in which they were issued, as applicable, to avoid integration issues in state or federal laws related to maximum offering amounts of each offering as defined in each applicable law.

**Exchanges of Securities.** Our Original and Class CF Shares may be exchanged for either Class REG A shares or listed NYSE, CHX or NASDAQ shares, at the appropriate time, but in limited amounts versus the amounts that may be offered as part of the REG A Offering, or future NYSE/NASDAQ/CHX Offering, if any, further subject to Investment Banker limitations. Class A and Class A+ shares may not be exchanged for Class REG A shares, but are exchangeable for future NYSE/NASDAQ/CHX listing, if any, further subject to Investment Banker limitations on resale. We plan to redeem or re-sell all the FCFO Preferred and most or all of our Series A Founder's Preferred, including some nominal conversions from our Key Employee and Contractor Program, through the planned REG A Offering. We are not allowing any sales of our previously issued common stock in conjunction with our planned REG A.

There is no assurance that the REG A Offering will be successful enough to provide 100% redemption of the Series CF Preferred, but it is our stated intent to redeem the Series CF Preferred from REG A proceeds. REG A secondary limitations are sufficient by Rule to comfortably enable a $1.4 million Stated Value redemption, and from a practical investor acceptance standpoint, we believe is achievable under normal marketplace conditions.

**After the MAX of this FCFO, the 35,000 Class CF common shares** sold in this FCFO will constitute approximately Five Percent (5%) of the voting stock entitled to vote, even though the Class CF Shareholders contributed only Par Value cumulatively of Three dollars and Fifty cents ($3.50) for the 35,000 Shares, which is significantly less than the average contribution of the Original Shareholders. **After the MIN of this FCFO, the 7,700 Class CF common shares** sold in this FCFO will constitute approximately One and two-tenths Percent (1.2%) of the voting stock entitled to vote.

**NON-VOTING SERIES PREFERRED STOCK.** All our Series of Preferred stock authorized to date are non-voting, cumulative, redeemable, and convertible, collateralized and contain Stated Values that are higher than Purchase Price by some fixed amount in each case.

The SERIES CF 2017 Shares offered in this FCFO are redeemable in the REG A Offering, and to the extent not fully redeemed at that time, in the National Exchange Offering, or at points in time prior to the National Exchange Offering as allowable by any covenants or availability of cash flow. The Preferred, post-conversions if not fully redeemed at the occasion of the REG A Offering, is planned to be listed separately from the common listing, and traded on such Exchange. If we do not list any of our shares on any National Exchange, we may choose to either refinance the Preferred, or do a sale-leaseback of some of our assets, or sell some of our assets, or seek a public quotation medium for the Preferred, or form a joint venture or partnership, to enable full redemption. Because the Series CF 2017 Preferred are collateralized with specific assets, until full redemption at Stated Value, we have more options as a Company in planning for, or reacting to, both unexpected events, as well as planning for different events than we originally expected.

We expect to offer the Non-Voting Preferred Series REG A shares in a $10 to $15 price range, in the REG A Offering, and at a higher than $12 price range in any National Exchange NYSE/NASDAQ Offering, if any, depending upon the offering share price of the REG A Preferred. The sale price of the Series CF 2017 into the REG A Offering will be the price of the REG A PREFERRED, and the number of shares shall be the number of shares as converted by taking the Stated Value of the Series CF 2017 and dividing it by the Offering Purchase Price of the REG A Preferred, if not redeemed from proceeds of the REG A, but instead converted into REG A Preferred and sold as secondary shares alongside of newly issued REG A preferred. The converted FCFO Preferred into REG A Preferred shall be in quantities significantly smaller than newly issued shares.

The Preferred issued to Original Shareholders bears similar features to the Series CF 2016, except that: (a) it is subordinate to the Series CF 2017 Preferred on a timing of redemption basis, in that all the Series CF 2016 must be redeemed at Stated Value prior to the redemption of any of the Original Shareholders' Preferred; and (b) its Stated Value is not greater than its issuance price, but does allow accrual of dividends in additional whole $100 multiples of preferred shares, which are automatic with the passage of time without additional authorization of the Board. We expect to redeem the Original Preferred issued to date as feasible, some of which may be redeemed in the REG A Offering, or from other financings, from cash flow, or from proceeds of the National Exchange Offering on NYSE/NASDAQ/CHX, if any, or as listed on the NYSE/NASDAQ/CHX, to allow eventual resale into the public marketplace.

### Do Original and Founding Shareholders or Management Have Any Special Rights That If Exercised Could Negatively Impact Your Investment?

The exercise of any rights held by our Original and Class A Shareholders *that could* negatively impact your investment into the securities being offered are explained below.

The rights or preferences of the Preferred issued in this FCFO cannot be modified by the Original Shareholders without a majority vote of the Preferred Shareholders, *except to grant more rights or extended preferences.* The Class CF common represent a minority of voting rights compared to the Original and Class A Shareholders, as they are sold to the Preferred Shareholders at Par Value as a concurrent benefit. The Class CF Shareholders will hold approximately 5% of our voting Shares after the FCFO if the MAX is attained, and 1.2% if the MIN is attained. The Original shares have 15 to 1 super-voting rights to the Class CF super-voting rights of 7 to 1, but since the Original shareholders maintained control before the FCFO, after the attainment of the MIN, and after the attainment of the MAX, the exercise of the super voting rights of the Original shares does not effectively result in any additional benefit to the Original Shareholders *versus* the Class CF shares offered, not otherwise disclosed hereby, nor does it change the fact that the Prospective Shareholders would not be control shareholders as a group in any event, as the proceeds of this Offering are not emanating from the sale of the Class CF, but from the sale of the Secured Convertible Cumulative Redeemable Preferred.

**The Original and Class A Shares hold no superior preemptive rights** that can negatively impact the Prospective FCFO Shareholder Purchasers, since both the Original shares and the Class A and the Class CF Shares possess the same pre-emptive rights.

### ACTUAL AND PROFORMA STOCK TABLE AS OF APRIL 19, 2017

| CLASS OR SERIES | NOW, before any offerings | At MIN FCFO | At MAX FCFO |
|---|---|---|---|
| Original Common | 548,400 | 548,700 | 549,800 |
| Class A Common | 97,300 | 97,600 | 98,800 |
| Class CF Common | 0 | 7,700 | 35,000 |
| Total Voting | 645,700 | 654,000 | 683,600 |
| Original Non-Voting Preferred | 2,163,800 (1) | 2,163,800 (1) | 2,163,800 (1) |
| Founders' Non-Voting Preferred | 270,225 (2) | 270,225 (2) | 270,225 (2) |
| Series CF Non-Voting Preferred | 0 | 22,000 (3) | 100,000 (3) |
| Total Non-Voting Preferred | 2,434,025 | 2,456,025 | 2,534,025 |

(1) 1,587,600 (65.23%) of those Preferred Shares are non-transferrable and subject to lock-up. (See Preferred Shares section.)

(2) Founders' Preferred is redeemable from REG A proceeds, or thereafter.

*(3)* Series CF Preferred is redeemable from REG A proceeds, or thereafter, must be redeemed prior to the redemption of any other Preferred issued, and has specific assets collateralizing its shares. (See Description of Shares' Preferred Shares section.)

**RULE 701.** In general, under Rule 701 of the Securities Act, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement and in compliance with Rule 701, such as our Program or some employment or contractor agreements, is eligible to resell those shares 90 days from the date of closing of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Since there is no market for or shares, and we are not causing a market to develop, prior to a future Listing on a National exchange, this benefit may be utilized only in private transactions in which holders of these specific shares would privately arrange to transfer or sell their shares themselves, not in conjunction with any underwriting or continuous solicitation. This benefit has limited utilization since we are a private company whose stock does not trade publicly.

**DIVIDENDS:** Beginning on the third-year anniversary of the acquisition date of the Series CF 2017 Preferred by a Shareholder, the Preferred shall accrue dividends automatically at 6% per annum, recorded quarterly, but subject to cumulative accrual, and may be provided as additional preferred shares, common shares, or cash, at our Board's option. The decision of what format the dividend of record shall take is subject to Board approval. While all Classes of Common voting shares are eligible for dividends, we do not plan to declare dividends on its common voting shares until the completion of its planned REG A offering, or any other source of at least $20,000,000 in total capital.

**REGISTRAR AND TRANSFER AGENT:** We have engaged a third party to serve as the registrar and transfer agent for our common and preferred stock. The name and address of our transfer agent is as follows:
**CLEARTRUST LLC,** 16540 Pointe Village Dr., Suite 210, Lutz, Florida 33558
*Phone* 813-235-4490 *Fax* 813-388-4549 (see Exhibit)
To ensure that any Shares' records, account changes or updates are made promptly and accurately, all changes and updates should be directed to our transfer agent, including any change to a Shareholder's address, ownership type, or distribution mailing address, as well as Preferred Shareholders' redemptions requests.

**No Certificates for Stock.** Ownership of any Class or Series of shares shall be in journal entry (digital encrypted secured) notarial form on the stock record of our registered Transfer Agent, book entry form of the Corporation, maintained and adjusted as required by our SEC registered Transfer Agent, except that any non-common or non-voting class or series of shares denoted only in journal or notarial record of the Corporation shall bear a description of the Class or Series of securities so issued as to the rights, limitations and privileges so conferred by their issuance; or, any common voting shares issued to include preemptive rights, other than the Original Shares, which acceded to the preemptive rights of the shares for which they were exchanged, shall bear a description as to the rights, limitations and privileges of preemption.

**Planned Redemption of Preferred.** The planned REG A represents a significant potential event for the Shareholders of the FCFO, because the earliest proceeds of the REG A offering are planned to be partially utilized to redeem the entire principal and return of the Stated Value of the Preferred Shares offered in this FCFO, which at redemption of the MIN would be $308,000, or at the MAX would be $1,400,000, exclusive of any dividends which cumulatively accrued, if any. In *lieu* of redemption, we may exchange some or all FCFO Preferred for REG A Preferred, and re-sell the exchanged Preferred Shares as part of the secondary shares offered as part of the REG A. There is no difference in proceeds to a selling Shareholder whether the Preferred are redeemed or re-sold. Shareholders shall retain their Class CF common shares after redemption of the Preferred, irrespective of when or how the Preferred is redeemed. One of the risks of this FCFO is that the planned REG A may not occur through no fault of ours, or if it occurs, may not raise sufficient minimum proceeds to both continue our operations as planned and make a timely redemption of both the principal and yield represented by the Stated Value of the Preferred Shares. In that event, we shall implement alternative methods of capital offerings. (SEE RISKS OF THIS FCFO OFFERING, sub-section entitled, REG A Offering Risks)

**Resale Restrictions:** Even though securities issued relying on the REG CF are not restricted securities for purposes of Rule 144, REG CF prohibits the resale of any such securities for a period of 12 months beginning on the date of Purchase, except for transfers or resales *which must receive our PRIOR approval,* made to us as the issuer; or, to a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance, in our discretion in compliance with SEC Rules; or, to an Accredited Investor (not as part of an offering or statutory underwriting); or, as part of an offering registered with the Commission; or, as shall be subject to such other limitations as the SEC shall, by rule, establish.

In the case of an allowable transfer or resale within 12 months of Purchase, each Purchaser must first provide us AND our Transfer Agent with written representations supporting one or more of the exceptions cited prior to enabling any transfer or resale; and for transfers or resales subsequent to 12 months, you would provide for our approval with the complete information of the planned transfer or resale PRIOR to effecting it, which upon reasonable approval, shall be effected by our Transfer Agent.

We do not intend to allow our Series CF 2017 Preferred, nor our Class CF shares, to be traded publicly, as no market exists for such shares, and no market can be effectively developed for such shares, until we are able to list our shares on the NYSE, CHX or NASDAQ. Moreover, REG CF specifically requires the placing of a legend on any securities issued in an FCFO setting forth the resale restrictions. Our securities in this FCFO are being recorded and administered by **Clear Trust, LLC,** an independent SEC licensed Transfer Agent, are digital format only, and the required legend is provided separately to Shareholders coincident with the Purchase of your Shares, as there is no physical paper certificate. You receive regularly timed statements of your ownership from the Transfer Agent, as well as access to such information through our secure encrypted WEB site. (SEE section on Transfer Agent). Digital format facilitates future transfer through clearing companies, DTC, and Broker Dealers, is safer, more accurate and less expensive for Purchasers and for us than paper format.

**DILUTION:** The issuance of the Class CF common shares in this FCFO dilutes the Original and Class A Shareholders nominally, since the Par Value Purchase Price of the Class CF Shares is less than the average price of the Original & Class A Shares previously issued. Management believes that this benefit is attractive for new FCFO Shareholders.

This is *the opposite* of typical newer development companies in which voting common shares are sold at a Purchase Price which immediately dilutes their new shareholders, because new shareholders paid more for their shares than earlier investors did for theirs.

**The Class CF shall bear Shareholder beneficial preemptive rights, super-voting rights, and convertibility rights, which are the rights, not commonly occurring in equity offerings of new Technology related companies.**

We intend this disproportionate allocation of Class CF voting common *versus* the Par Value Purchase Price to act as a benefit and incentive for the Prospective Shareholders of the Preferred Shares offered in this FCFO; the Class CF common are offered as a "kicker" to the Purchase of the Preferred, and their sale at Par Value does not represent a value of the Class CF Shares.

**WHAT DOES SRXS PLAN TO DO WITH YOUR INVESTMENT?**

The purpose of this FCFO is to provide capital required to accomplish the following:

**At the MIN,** we plan to use the Initial Closing proceeds of $220,000 as follows:

Approximately $25,000 (approximately 11% of the MIN) will be utilized to retain counsel and auditors, and other due diligence professionals, as well as equipment appraisers, independent valuation firm(s); and,

Approximately $95,000 (approximately 44% of the MIN) will be utilized to purchase computers and site preparation to install and provision our prescription services' dispensing software and operations initially in additional suitable Florida locations;

Approximately $100,000 (approximately 45% of the MIN) will be utilized to fund retaining the agents, professionals, consultants, and employees to fulfill the duties assigned by our Officers and Board of Directors; paying the Portal site administrative fees for the Initial Closing costs; paying some of the amounts due to contractors relating to this FCFO: for travel expenses related to personnel involved in the activities contemplated as outlined above and below in this UOP section; and for minimal office expenses, software, graphics and clerical support; and pay some of the organizational costs not already pre-paid by Original or Founding Shareholders of preparing and filing a Regulation A public offering FORM 1-A filing **("REG A")** with the **US Securities and Exchange Commission ("SEC"),** for an expected amount of $50,000,000.

None of the proceeds of the MIN shall be utilized to repay any pre-FCFO expenses loans or advances made by Original Shareholders.

After the MIN $220,000, We will use each subsequent $100,000 or greater amount, based upon the actual amounts over the $100,000 required to be in our Escrow Account at each Interim Closing, in about the same *pro-rata* amounts (percentages of each $100,000 or oversubscriptions of each Closing below the MAX) and priority as described in the next paragraph, except that at the occurrence of each Interim Closing of $100,000 or more, our Escrow Agent and our Portal will first deduct their fees to which they are entitled, and our Transfer Agent would record the Shares for the newly admitted Shareholders, and be paid their respective fees. In each Interim closing, only costs and fees related to the newly admitted Shareholders of that respective Interim Closing shall be paid to the Portal, the Escrow Agent or the Transfer Agent.

Based upon the guideline intended percentages represented in the illustration of Use of Proceeds presented below, by various expense line items, after the fees due at each Closing, we would expect that approximately 50% to 55% would be utilized for the line expense categories under the Heading "SRXS CENTRAL SYSTEMS...", and approximately 45% to 50% would be utilized for the line expense categories under the Heading "Pre-Offering Costs of REG A..."; of those net proceeds of each $100,000, or more if oversubscriptions at each Interim Closing are available.

We plan to use the subsequent Closings proceeds of up to $780,000 as follows: All the subsequent Closings proceeds, *except for* fees charged for the administration of the Portal through any Interim Closings until the Final Closing; for Transfer Agent and Escrow Agent fees through any Interim Closings until the Final Closing; for the payments due to contractors related to the planning, preparation and marketing of this FCFO; and for the auditing of the financial statements of the Company; shall be utilized to pay: (1) Installations of more Kiosks' and related costs; and (2) Software and hardware related to the expansion of the Kiosks' capabilities, administration and management; and, (3) Central Control processing servers and attendants; and (4) the remaining expenses, some of which have been pre-paid or advanced by Original Shareholders and the Company, and would be repaid, of preparing, filing and marketing the planned **REG A** with the SEC; and, (5) architectural, engineering and site preparation costs for our Central Control facility.

For prospective Shareholders whom prefer a traditional table presentation of our intended Use of Proceeds for the MIN and MAX, we provide the illustration below.

| ALL PROJECTIONS BELOW SUBJECT TO NOMINAL ADJUSTMENTS FOR CHANGES IN CONDITIONS OR MARKET | | | | |
|---|---|---|---|---|
| SMART RX SYSTEMS, INC. FCFO USE OF PROCEEDS | MAX USD ($1,000,000) | PERCENT | MIN USD ($220,000) | PERCENT |
| SRXS CENTRAL SYSTEMS EXPENSES (Hardware, Software, & Personnel) | $520,000 | 52.00% | $120,000 | 55% |
| Software Development | $160,000 | 16.0% | $30,000 | 14% |
| Operations | $300,000 | 30.0% | $65,000 | 30% |
| Counsel, Auditors, Valuation Firms | $60,000 | 6.0% | $25,000 | 11% |
| PRE-OFFERING REG A | $480,000 | 48.0% | $100,000 | 45% |
| Portal Expenses | $60,000 | 6.0% | $14,000 | 6% |
| Due Dilignce, Structuring & Acquisition Expenses REG A | $30,000 | 3.0% | $13,000 | 6% |
| Pre-Offering Filing & Prep Expenses REG A & Offering | $195,000 | 19.5% | $50,000 | 23% |
| Pre-Offering REG A Marketing & Sales | $150,000 | 15.0% | $0 | 0% |
| Organizational & Graphics of this FCFO | $45,000 | 4.5% | $23,000 | 10% |
| TOTAL USE OF PROCEEDS | $1,000,000 | 100% | $220,000 | 100% |
| SUBJECT TO NOMINAL ADJUSTMENT AT TIME OF SERVICE | | | | |

**The summary use of the REG A proceeds**: is expected to be utilized predominantly to: open new locations for the placement of our Kiosks; for the inventory that is required to stock each Kiosk; for the professional Pharmacists and Pharmacy Technicians required to operate our Kiosks from both on-site locations as wells as remote locations for video telephonic and Internet feeds counseling of our Kiosks' customers; for the acquisition of a nationally licensed pharmacy; for the acquisition of supplier side products' manufacturers to lower our costs of supplies and broaden our revenue base, or other companies which will accelerate the growth of our Kiosks installations; for the buildout of a processing facility in another state if the National Pharmacy we purchase is not in Florida; for the redemption of the Series A Founders' and Series CF Preferred shares; for a reserve for the expenses we expect to incur to conduct our planned future IPO, including the cost of a Listing on a National Stock Exchange, such as the NYSE, NASDAQ, or the CHX; and other corporate purposes. The REG A is planned to utilize both traditional Broker Dealer as well as Internet Portal distribution methods, which under recently effective law, includes the capability of advertising the REG A offering in all legal methods as updated and prescribed in the new laws. The REG A securities offered will be different Series of preferred shares, and different Class of common shares than those offered in this FCFO.

**WHAT IS THE FINANCIAL CONDITION OF SRXS?** Attached to this Offering are Reviewed Financial Statements from January 1, 2014 through December 31, 2015; and pro-forma and actual non-reviewed results of operations through December 31, 2016, are discussed below in the section entitled Management's Discussion and Analysis.

**Management's Discussion and Analysis of Business Operations to the date of the filing of this FCFO with the SEC ("Filing").** The Board of Directors, Original and Founding Shareholders and Management have contributed cash, intangible property, tangible property, and have sold assets to us in exchange for our Preferred and common shares, as of the date of Filing. The activities undertaken to date of this Filing have included, in addition to ordinary and traditional organizational and formation activities, the pursuit of appropriate relationships with all the companies necessary to our most expedient and thrifty growth.

The Company has limited revenues of $182,140 through 2015, and approximately $377,000, through December 31, of 2016, as we have recently initiated commercial installations and operations of our Kiosks, and all the capital paid in prior to this FCFO has been provided by its Original and Founding Shareholders.

We have over $2.2 million in our bank accounts at the time of this filing.

**All the Kiosks we expect to install during 2017**, from activities after this FCFO, which would be an aggregate of making our total operating base 25 to 28 Kiosks at 2017-year end, assume our current endeavors continue at an approximate similar rate, but there can be no assurance that these pro-forma good faith projections will transpire.

NO Kiosks' installations of the 25 to 28 in 2017 are dependent upon our raising any other funding from our planned REG A offering, as those expected pro-forma Kiosk installations may be capitalized from both some of our cash on hand and of the proceeds of this FCFO and Founders' contributions, but predominantly from cash flow on our current and about to be installed Kiosks.

**There is a range of revenues that may be produced directly by each Kiosk installed.** This range depends predominantly upon several variables:

   (1) The location of our Kiosks at, or close to, the point-of-care where patients receive prescriptions. Our experience since we began installing Kiosks is that over time, from month to month, patients returning to their physicians' buildings or offices produce an increase in the utilization of our Kiosks, and our monthly number of prescriptions we fulfill tends to grow each month as patients become more familiar with, and appreciate the convenience of, our point-of-care locations.

(2) The average price of medications patients present to our Kiosks. SPECIALTY medications tend to be the most expensive, Brand Name medications are also more expensive than generic medications, which are generally more expensive than OTC medications or Vitamins and minerals. Our experience and knowledge of the prices of all medications inventoried by our Kiosks allows us to determine approximate ranges of average costs for all the medications prescribed per year. The average price of those medications fulfilled through our Kiosks for patients may produce a wide revenue difference between Kiosks whose average price per medication is lower than a Kiosk whose average price per medication is higher. The EBITDA from either the lower or higher average price at each Kiosk of prescription fulfillment, however, stays relatively consistent as a percentage of those revenues, and therefore we may profit from Kiosks installed in both lower or higher average price per medication locations.

(3) The average number of medications prescribed to patients during the year. Due to the nature of the ailments of the patients whose prescriptions we fulfill, we fulfill more medications per patient per year to some patients than to others. In general, Kiosks that have more patients with a higher number of medications per patient, would produce more revenue for us than Kiosks where the patients have fewer medications per patient. Despite that revenue differential, the EBITDA from either the lower or higher average number of prescription fulfillment Kiosks, however, stays relatively consistent as a percentage of those revenues, and therefore we may profit from Kiosks installed in both lower and higher revenue locations.

(4) Patients that require one or more refills, or, will require ongoing refills due to long term conditions requiring daily, weekly or monthly medication utilization. The range between one-time and one refill prescriptions' fulfillment and multiple refill fulfillment can be significant, and therefore, produce a marked difference between the revenues of Kiosks servicing predominantly one time and one refill prescription fulfillment *versus* multiple refill prescription fulfillment. The EBITDA from either the lower or higher refill prescription fulfillment Kiosks, however, stays relatively consistent as a percentage of those revenues, and therefore we may profit from Kiosks installed in both lower and higher revenue locations.

(5) The length of term of refills. Refills that recur consistently for longer periods of time due to the ailments of the patients could generally produce more revenues per year for a Kiosk than fulfillment of a shorter term of refills. The range between longer terms of refillable prescriptions' fulfillment and shorter terms of refillable prescriptions' fulfillment can be significant, and therefore, produce a marked difference between the revenues of Kiosks servicing shorter *versus* longer term refill prescription fulfillment. The EBITDA from either the shorter or longer term refill prescription fulfillment Kiosks, however, stays relatively consistent as a percentage of those revenues, and therefore we may profit from Kiosks installed in both lower and higher revenue locations.

**Each Kiosk installed** is expected to produce in their 1$^{st}$ year of operation approximately between $650,000 to $1.4 million in annual prescription based revenues, not including revenues from our Wellness and Weight Program, or our over the counter medications; For instance, an orthopedic patient requiring 2 or more refills of a joint-type moderate priced medication (*e.g.,* initially, the first prescription and 2 refills= 3 times an average of $70 each= $210 potential average revenues) would produce more revenue for us than an internist or family practice patient whom is obtaining a less expensive prescription for a virus infection required just once with no refills (1 times $40=$40 potential average revenues).

Based upon the phase-in rate of new installations of Kiosks over the next 9 months of 2017, as well as new contracts as our Wellness and Weight Programs and over the counter medications and vitamins, where installations and contracts earlier in this year would produce revenues for more months than installations and contracts later in this year, our average good faith pro-forma projected gross annual revenues for 2017 of between approximately $15 million and $16.7 million for the 25 to 28 pro-forma projected Kiosks should produce cumulative gross profits of $6.2 million to $7 million, which is a gross margin of approximately 41%; and EBITDA in 2017 from these revenues of between approximately $2.4 to $3 million, which is approximately 16% to 19% of revenue.

All the good faith pro-forma projections above assume that all our Kiosks installed in 2017 are associated with family or internal medicine, 4 physician practices, which tend to write fewer prescriptions in less frequency, of less expensive medications, with fewer refills, than specialty medical practices.

**These pro-forma projected 25 to 28 Kiosks revenues and EBITDA approximate ranges by the end of 2017,** as stated above, are dependent upon the mix, amounts, frequency, and profitability of the types of prescription medications prescribed by the physicians in that location, and to a lesser degree by the rate of refills, but are not dependent upon the proceeds of our planned REG A offering. If we installed only 10 more Kiosks, we could still be profitable for 2017, since most of our costs are directly related to the Kiosks and their operation and management, and therefore our expenses are controllable between now and the time we phase-in each installation. There can be no assurance we will reach our expectations in spite of our best commercial efforts to do so, and we may incur expenses or non-business related, or nature related, occurrences later this year that we currently cannot envision, which would negatively impact our progress and business.

**Our planned REG A Offering** will be conducted in a traditional underwritten Broker Dealer sales environment, on a best efforts basis, by a syndicate of experienced co-managers who have sold under-$50mm public offerings of smaller issuers, with help from multiple Portals currently administering some other REG A offerings. A Key advantage of the REG A new Rules is that the securities offering may be advertised and sold nationally to unaccredited investors, expanding the number of Potential investors who could invest smaller amounts of capital than traditional public offerings through an S-1 type filing. Since we expect to install many of our 225-total medication sized Kiosks with our special proprietary fully automated user interface, in "dollar-type" retail stores and grocery chain stores, in late 2018 and 2019, which will be utilized by a larger group of patients, we believe the proliferation of the retail market is matched well with the public forums and advertising of the REG A Offering, so that both our services and Kiosks operations, and our REG A offering, will be mutually exploited within all compliant guidelines.

**National mail order services** are expected to be an additional contributor to our overall revenue growth in 2018. We will require additional funding from either this FCFO or the REG A Offering to expand into mail order pharmacy prescriptions fulfillment on a National basis.

**Our Original and Founding Shareholders and Advisors have contributed over $5,266,000 in cash, and exchanged for stock, or sold to us for stock, over $22,800,000 in tangible and intangible assets to the Company. We currently have over $2.2 million of that cash in our bank accounts.**

**To fund our expected development to the next stage of growth,** we must rely upon: (1) our cash available at this time; (2) this FCFO; or, (3) the continued reliance on additional capital insertions by Founding Shareholders, Officers or Directors; or, (4) other available forms of exempt offerings to be utilized in the future, such as Regulation A ("REG A") offerings, Regulation D, Rule 506 (b) or (c) offerings, or institutional placements to Qualified Institutional Buyers ("QIB's"), or, Qualified Purchasers ("QP's"), or other state exemptions, such as a Florida exemption under *either* the Florida Intrastate Crowdfunding Exemption ("FICE") or promissory note exemption; or, (5) in the expansion of founding shareholders not in conjunction with any offering, but in reliance upon exemptions provided under (4) (1) (**a**) of the Securities Act of 1933, as amended ("Act"); or, (6) on loans to the Company secured by either acquired assets and/or personal guarantees of Shareholders.

**We have not attempted to conduct any offering for additional capital as of the date of this Filing,** and have other means and methods of capitalizing the company other than this FCFO Offering. Our Board and Management believes this FCFO Filing is the least expensive and expedient method to obtain up to $1,000,000 at the time of this Filing, despite the generally unimpressive results of other Crowdfunding offerings in process, canceled for lack of success, or only partially successful, at the time of this Filing. We believe some of the lack of success of some other Crowdfunding offerings since June of 2016, when Title III offerings could produce proceeds for companies, can be attributed to several factors:

1) FINRA has approved only a relatively few Intermediary Internet Portals, which companies like us are required to use, and some of these few Portals overall readiness, focus of industry or product/service type, promotion of newer less familiar forms of securities investment of equity or debt, specialization in only one type of debt or equity raises which exclude larger numbers of companies, and most critically, their ability and willingness to attract large numbers of potential small investors to review the companies' offerings listed on their respective sites, has been generally slow to develop;

2) These Portals may not legally 'sell' the securities of the companies that list on their sites, but just administer to the administrative process of the offerings, but Portals can email, text and use social media to drive investors to its site to review respective offerings. In general, it appears that even the most successful of the Portals to date are utilizing existing databases that are not adequately supporting the achievement of sufficient "eyes-on-the-offering" needed by most offerings listed.

3) The companies listing on the Portals to date, in general, and with some exceptions, have not generally structured their offerings to be investor friendly, or their company capitalization makes a small investment in their company subject to such extreme current and future dilution, that experienced Micro-Cap and Nano-Cap investors, including past and current penny or low-priced stock investors, are not attracted to the terms of the offerings, resulting in slow and low sales of the shares or debt offered.

4) Most companies listed on the Federal Crowdfunding Portals are offering interesting, but extremely limited, product or services, with "niche" markets, or even geographically limited markets, and they may be better independent product or services "licensing" opportunities, than they are proven and enabled initial management teams for a company that can succeed.

Nothing can be done related to the SEC's current policy that only one Portal at a time be utilized. We believe generally, as it applies to all FCFO's, that augmenting the Portal's notification of potential Shareholders though the Portal, driving more "eyes" on each company's FCFO, more efficiently and quicker, can be improved _vs._ Portals' apparent performance to date.

There is no other offering now on any existing Portal offering a Crowdfunding structure, corporate capitalization, or beneficial features to Shareholders that compares favorably to the features and benefits of our FCFO. For instance, we are the only Crowdfunding offering now that is offering a Board of Directors seat to FCFO shareholders, or is offering to redeem all the Preferred Shares, constituting 99.999% of FCFO investment, prior to any other redemption at the occasion of our planned REG A offering. Further, we can't find our common shares of Class CF features like Super-Voting rights, conversion at significant multiples upon a listing on a National Exchange, or preemptive protection in other offerings of REG CF securities to date.

*We believe potential Crowdfunding investors want a fair deal, if not an outstanding deal, despite their relative smaller investment amounts, and the we believe the offerings online to date are not measuring up to those standards.*

Despite these features, if we and the Portal we employ cannot drive enough "eyes" to our FCFO Offering Statement, we will not succeed in raising the MAX of this FCFO.

If none of our offering efforts and endeavors raise the amounts of capital we seek, we will continue to install more Kiosks, but not as quickly as if we had acquired access to more expansion capital. We will also pursue more joint ventures with other parties, which will have the effect of increasing our revenues and profits more quickly, albeit in less amounts than non-shared locations. We have identified a number of such joint venture potential partners, some of whom contacted us first, but we do not have any agreements finalized at the time of this Filing.

## What Is SRXS Doing Now and During This Year?

**Our activities at the time of this filing with the SEC**, including the expenses of this FCFO and the activities of the development of the acquisition of tangible and intangible assets for our utilization in the operation of our businesses, are funded by the Original and Founding Shareholders and to a lesser degree by our revenue streams from operations. Our operational activities and upcoming installations in process are: (1) Operation of our Smart PharmAssist®™ Kiosks in group practices of physicians' offices in complexes of buildings devoted to medical practices and services; (2) Coordinating the manufacture and installation of Kiosks and of obtaining additional contracts for installation and operation of our Kiosks; and (3) all the activities related to Kiosks to be installed between now and the end of 2017; (4) Revenue now for our Wellness and Weight Loss Program®, which is applicable to most medical practices where we have, or will have, Kiosks operating that directly or indirectly treat overall weight issues; (4) Continuation of modifications of our existing commercially operative interfaces and remote applications for upcoming applications for prospective and new clients; (5) development of new software and hardware for our Interfaces and Kiosks; (6) expanding our internet and fulfillment business into other states; (7) Continuation of our acquisitions of licensed pharmacies and a National Pharmacy operation; (8) Continuation

of modification of our existing, and development of new, software and hardware for our retail store expansion in 2018 and 2019.

We shall continue to endeavor to exploit the advantages of our proprietary systems and models.

*The following is a summary of any additional disclosure required pursuant to the REG CF. More detailed disclosures and exhibits, which are not required by the REG CF, including additional Risk Factors, are provided immediately following this summary, in a format most typically found in traditional prospectus'.*

**At the time that this FCFO is filed with the SEC, two families' trusts comprise majority control of the Company:** the Mathow Family Trust ("**MFT**"), with about Sixty-two Percent (62%) cumulatively of the Pre-FCFO issuance of total voting shares outstanding (SEE Section heading SHAREHOLDERS), owns Original voting common stock of the Company, whose representative is Sandeep Mathow ("Mathow"), who serves as a Director and Chairman of the Company's Board of Directors, and as our President and CEO. Mathow owns no shares directly. The Rohatgi Family Trust ("**RFT**"), with about Sixteen and one-quarter Percent (16.26%) of the Pre-FCFO issuance of total voting shares outstanding (SEE Section heading SHAREHOLDERS), owns Original voting common stock of the Company, whose representative is Swatantra "Santu" Rohatgi ("Rohatgi"), who serves as a Director and Executive Vice Chairman of the Company's Board of Directors, and as Chief Financial Officer. Rohatgi owns no shares directly. Neither Mathow nor Rohatgi are controlling persons of the respective Trusts they represent, as each has an independent Trustee, and neither the Trusts nor Mathow and Rohatgi are related in any way other than as co-Directors and co-Officers of the Company.

No other entity or person owns 20% of the voting common stock of the Company. Three non-management unrelated individuals or entities directly own approximately Three Percent (3%) in the aggregate of the Pre-FCFO issuance of total voting shares outstanding. Fourteen (14) individuals and three (3) corporations were also founders of the business and own a fraction over Nineteen Percent (19%) cumulatively of the voting common stock of the Company. *(For a complete disclosure of the effect of the MIN and MAX offering amounts upon the dilution to the RFT and VPPT, as well as all Original and Class A shareholders,* (SEE Section heading SHAREHOLDERS & Section heading OFFICERS AND DIRECTORS ).

**This is the first (1st) filing of the Company with the SEC**; if any material changes occur the Company will file an amendment to this FCFO with the SEC as soon as practical AFTER THE EVENT OF THE MATERIAL CHANGE, if any, pursuant to REG CF. We will also file the changes simultaneously with our Portal Operator, post on the appropriate page of our WEB site, and any Prospective Purchasers whose funds are in Escrow awaiting the mandatory 5-day Notice, Special Cancel Period, and subsequent Closing.

**We shall deliver timely progress reports on the level of deposits** by Prospective Shareholder Purchasers who deposit funds into the Escrow Account, and the dates and amounts of such deposits, to **both** our Portal operator, Jumpstart Micro, **and all Prospective Shareholder Purchasers** who deposit funds into the Escrow Account, and at timely intervals with the SEC as required by RULE CF, at **least monthly**, or at each instance of attaining at least $50,000 increments of add-on deposits into the Escrow Account, or more frequently if this FCFO is funded more expeditiously than this schedule. *These reports shall be delivered electronically to the SEC and our Portal, and shall be delivered by both electronic mail ("email") to the email addresses of the* Prospective Shareholder Purchasers, as well as being accessible on the WEB page of our registered Portal authorized to act as administrator of the FCFO through the use of an identification code and various passwords assigned to each Prospective Shareholder Purchaser at the time they deposit funds into the Escrow Account. If we attain deposits into our Escrow account that are more than $220,000 but less than $1,000,000 in the first week of our FCFO, depending on how close we are to the $1,000,000 MAX, we will determine whether we will attempt to complete the MAX without deploying an Initial Closing, or whether we will initiate the 5-day Notice of early closing and 48-hour opportunity to cancel period, and announce an Initial Closing Date, while continuing the FCFO until the MAX is achieved, or the term of the FCFO expires.

**Costs of This FCFO Offering: Portal costs and fees.** Management believes Prospective Shareholders should understand that all Internet Offerings are not free, and incur virtually all of the same costs in organizational and offering expenses as traditional offerings conducted through licensed Broker Dealers, with the only substantive costs' difference, if any, between Broker Dealer underwritten offerings and Internet Portal self-offerings by issuers is any difference between what a Broker Dealer would charge an issuer in costs, fees and commissions, and what an Internet Portal would charge an issuer in costs, fees and charges related to the number of investors or the amount of the offering. For smaller offerings like this FCFO, Management expects that the difference in costs, if any, is immaterial to its decision to conduct an Internet Offering, since no other exemption available in Florida other than this REG CF, in which only Internet offering methods of distribution of the securities offered is allowed, are enabled to conduct offers to Florida or Interstate non-accredited investors, and advertise such FCFO's, subject to general advertising and anti-fraud securities regulations.

**Organizational Costs.** Besides the costs of the Portal, we expect organizational costs for this offering to be approximately $50,000, inclusive of, but not limited to, accounting, legal, due diligence, graphics, transfer agent, escrow agent, background investigations, filing fees, WEB site related, editor, postage, couriers, database access, compliance, temporary labor, clerical, travel, meeting costs, secretarial & bookkeeping.

# RISK FACTORS:

We have identified four areas of risks related to your investment in our Shares: (1) risks related to our Company; (2) risks related to our business and strategies; (3) risks related to this FCFO; and (4) risks related to our industry and its competitive and regulatory environment. The following risks and uncertainties may have a material adverse effect on our business, financial condition or results of operations. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition could suffer and the value of our company could be impaired.

While we are not a new venture and are unlikely to be worth nothing to an arm's length acquirer if we failed to make any progress beyond our current status of growth, it is nonetheless possible that you could lose all of your investment despite your collateral interest resulting from your purchase of our Preferred shares.

## RISKS RELATED TO OUR COMPANY

*__Time is the Most Significant Risk faced by the Company and Shareholders.__* We believe that the amount of time it takes for the Company to attract capital for establishing more locations quicker than depending upon cash flows from operations would provide to expand our operations is a significant risk Prospective Shareholders face. If we do not raise the MAX in this FCFO, and continue immediately on to a REG A offering, in which we raise additional funds, which is the most expeditious route to our optimum growth schedule, we must use other fundraising sources which add time to our implementation of our plans for developing our Projects. We may need to spend more money to organize and sell additional means of raising capital for our projects.

*__We have a limited operating history and depend upon the operating experience of our management and 3rd Party participants.__* We will rely on our Directors, Officers, Key Contractors, Advisors, and future employees for our management and implementation expertise and completion to achieve our goals. In our past three and a half (3 ½) years of early stages of growth and development, these persons' and companies' incentives were 100% stock based rather than cash compensation based. If such stock based compensation and incentives are predominantly used in the future instead of cash compensation, some of those individuals we rely upon may not devote as much of their time to implementing our plans which may prolong the periods to achieve the intended completions.

The likelihood of our success is subject to the problems, expenses, difficulties, complications, and delays frequently encountered in expanding any business, and its operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Smart RX Systems, Inc. will ever operate profitably.

*__The Original shareholders,__* while holding voting control of the Company at the time of the Filing of this FCFO with the SEC, and at the attainment of either or both of the MIN or of the MAX (if one or either is attained), are diluted by the sale of the Class CF at Par Value, since the cumulative value of the price paid on average by the Original Shareholders for their Original Shares is greater than Par Value, which Par Value is the Purchase Price paid by the Prospective Shareholders for the Class CF offered in this FCFO. Usually, in early offerings by developing companies, Prospective Shareholders pay more than earlier shareholders, resulting in dilution to the Prospective Shareholders, whereas in this FCFO, the Original Shareholders are being diluted instead of the new Prospective Shareholders; management considers this feature as a positive benefit to the Prospective FCFO Shareholders.

__The Original Shares hold no superior preemptive rights__ that can negatively impact the Prospective Shareholder Purchasers, since both the Original shares and the Class CF Shares possess the same pre-emptive rights.

__The Original Shares have 15 to 1 convertibility__ into future shares when and if they are listed upon a National Exchange, *versus* 7 to 1 convertibility for the Class CF shares, but convertibility at any level or multiple is designed to result, if an Exchange listing is ever achieved, in such an increase in the number and total value of those shares that Prospective Purchasers benefit from the features provided by this convertibility feature, just to a lesser degree of benefit that the Original Shares. This differential in degree of benefit to the Class CF Shares *versus* the Original shares is not a negative impact to the Class CF, but represents a differential that competitively need not have been offered at all to the Class CF Shareholders, as other new technology related offerings rarely include such a feature in the terms of the securities they offer their prospective shareholders.

**The Original Shares bear certain liquidation rights** subsequent to each other class of common and Series of Preferred having received all of their paid in capital and/or Stated Value plus accrued dividends, if any. So to the extent that the Class CF was still outstanding and not converted to any other Class of common as planned, the paid in capital for the Class CF would not be expected to be greater than the Par Value paid by the Purchasers, while any other balance in the audited paid in capital value would be due to the Original Shareholders.

The Preferred issued in this FCFO, or any future national crowdfunding internet portal offering, or the REG A, has rights relative to the Stated Value plus any accrued dividends, if any, and therefore any proceeds up to the Stated Value plus accrued dividends, if any, of any collateral assets underlying the Preferred are available only to the Series of Preferred holders, and not to the Original or FCFO Shareholders; any excess of paid in capital above this level could be available to Original Shareholders in a liquidation, but no other Class or Series of Shareholders.

***Dividends, if any, on the Company's Preferred Stock is Cumulative***

Dividends on this Series CF Preferred Stock is Cumulative, which means the Company's Board must authorize payment of any amounts that accrue from the date of any dividend that should have been paid, but for any reason was not paid to the Shareholders, since the date the Preferred Shares were entitled to a dividend. Since dividends may be in the form of more Shares of the Preferred, or an increase in Stated Value, or in other shares, including other preferred or common shares, or in interests in assets of the Company, or in cash, does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

***Minority Ownership Risks.*** As of the date of this Filing, the Company's Original and Class A Shareholders owned 100% of the Company's outstanding Common Stock Shares and 100% of the Company's Preferred Stock Shares. A small minority of the common voting shares of the Company are being sold in this FCFO, as 99.999% of the capital subject to this FCFO are Preferred Shares. Upon completion of the MIN and MAX of this FCFO respectively, Original and Class A Shareholders will own approximately 98.85% and 95%, respectively, of the outstanding voting Common Stock Shares of the Company; and 99% and 95.63%, respectively, of the outstanding Non-Voting Preferred Shares of the Company. Therefore, the owners of the Class CF common voting shares as a Class will not be able to materially influence any vote of the Shareholders of the Company, but their elected representative Director will be able to influence the Board of Directors decisions and voting.

Management believes that the Shareholders participating in this FCFO should be capable of influencing decisions of the Board of Directors by being represented on the Board, and therefore, until we redeem all the Preferred Shares purchased by the Prospective Shareholders, the holders of the Preferred shall be entitled to nominate and elect a qualified person to one of the Board positions. (Qualification and timing of the nomination and voting for this designated Member of the Board is defined in the Section entitled "Directors",)

***Corporate Action Risks.*** We could take corporate actions that would negatively impact all shareholders for the benefit of our business relationships with our vendors, suppliers or customers; while we have no plans to take any such negative shareholder actions, such circumstances could arise in any company that is striving to expand its revenues quickly. Florida law provides that special votes of at least 25% of all shareholders entitled to vote on certain types of corporate actions may force the majority of shareholders, *i.e.*, the other 75%, to hold a special voting meeting to consider such actions before implementing them. Since the FCFO Shareholders will have a representative elected Director on the Board, we believe such action by us is a signal to Prospective Shareholders

of ours through this offering that we intend to act equitably toward all our Shareholders at all times.

## *Issuance of Additional Shares:*

We also intend to offer a REG A offering, after attaining the required organizational and offering costs from this FCFO, from which the FCFO Preferred would be redeemed at Stated Value by the issuance of new REG A Preferred shares.

There can be no assurance that should this FCFO be successful in funding the entire $1,000,000 maximums allowed for both combined, or that we will be successful in raising additional capital in a REG A offering; therefore, the planned resale or redemption of the Preferred may not be accomplished in whole, in parts, or at all. This would impede the timeliness of any resale or redemption of the FCFO Preferred Shares, as well as change the plans of the Company related to funding the capital for the equity portions of the business plan.

The Company intends to: Complete this FCFO; complete a $50 million REG A Offering, and conduct a future IPO listed upon a National Stock Exchange; within a 24 to 30-Month time frame. There can be no assurance that we will be successful in these endeavors and offerings. Investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.

## *Sale of the Company or the Majority of Assets of the Company* A vote of all voting shareholders is required to

affect a sale of essentially all our assets, or a controlling interest in our stock. While we have no interest in selling our Company or its assets at this time, a change in our success in attracting capital to our business plans could force us to consider such a sale to unrelated 3rd parties. Since the amount being invested at the MAX in this FCFO of $1mm, which is secured by assets, and its Stated Value before dividends of $1.5 million, is considerably less than our imputed, independently assessed enterprise value, we believe it is unlikely that a sale would be arranged in which FCFO Shareholders would receive less than their investment or its Stated Value, any number of outside factors could produce circumstances which would cause us to sell our assets or controlling interest in our stock at values below the investment value or Stated Value of the FCFO Preferred.

## *We have previously issued secured preferred stock.*
All the intellectual and tangible property owned or developed by us with or from the proceeds of this FCFO shall be deemed as collateral for the FCFO Preferred Shares issued in this FCFO. Virtually all our Pre-FCFO existing intellectual and tangible property serves as collateral for our Pre-FCFO issued Preferred stock issued to our Original and Founding Shareholders. In the event of a liquidation of our assets, after payment of the expenses of the respective liquidations, the FCFO Preferred Shareholders shall be entitled to their respective share of the sales proceeds of the collateral secured under their Shares' rights and preferences, which may be lesser or greater than the amount of their Purchase Price; would receive distributions from the proceeds of the collateral secured under their Shares' rights and preferences, which may be lesser or greater than the amount of their Purchase Price; and Original Preferred Shareholders would then receive proceeds available of all other liquidations that were secured by their rights and preferences. The value of the tangible or intangible assets secured by the Original Preferred Shares could, at the time of any liquidation, may be more valuable than the value of the assets secured by the Series CF Preferred Shares, and therefore FCFO may receive less of the gross proceeds of the liquidations because the specific assets secure the FCFO Preferred, and not a percentage of the gross liquidation proceeds.

## *Related Party Transactions.* We would expect continued related party transactions, as that term is defined in the

Act and contemplated by our business plans, through or by our CEO as our only 20% or greater Shareholder, or other Officers and Directors, for the stated purposes of our plans and goals. Therefore, to the extent our affiliates or subsidiaries are our Related Parties, such contracts with our future subsidiaries or affiliates or joint ventures may be deemed to be Related Party transactions. In our use of Related Parties, our management agreements for compensation from these Related Parties to us represents captive revenue for us, to the benefit of Shareholders.

Any contracts or engagements with any of our future subsidiaries or affiliates or joint ventures shall be conducted and entered at arm's length terms and conditions similar to terms and conditions for similar services or activities of non-related Parties, or at market values available in the open marketplace, as applicable, so that no Related Party with whom we conduct business is enriched to the detriment of any of our Shareholders. Any contracting agreements shall be at cost, with no markup by any of our affiliates from the terms and conditions rendered in any original contract or engagement.

### *Current Lack of Patent Protection.*
We have developed several patents during development of custom and proprietary technologies, business models, and other product models that we intend to file at an appropriate time. We have trademarks and copyrights, but no patents at this time.

## RISKS RELATED TO OUR BUSINESS AND STRATEGIES

### *Our enterprise is a new technology that is part of one of the largest industries in the world.*
Our Business Plans, and implementation of them, may fall significantly short of sufficient to generate enough profits to enrich our Shareholders' investment, because of our efforts which were strategically wrong, or for outside reasons beyond our control. Our industry is so globally immense, that relatively small shifts in manners or channels of distribution, delivery of pharmaceuticals to patients, or manufacturers' pricing, could negatively impact our growth in spite of any product or software or service advantage we may have or had.

### *Although we have engaged in operational activities, we have not yet generated significant operational revenues, meaning that we have an evolving and unpredictable business model, and we may never generate significant operating revenues.*

Our limited revenues since 2015, our lack of long-term stabilized operating history, makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in limited commercialization of their technology, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth due to future advances in technology, and methods or processes by our competitors. To address these risks, we must, among other things, continue to expand our customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our product offerings, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

### *We have generated limited revenues from operations* which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. If we make poor budgetary decisions because of unreliable data, we may never become profitable or we may incur losses, which may result in a decline in our enterprise value prior to commencement of trading in our securities, or a decline in our stocks' prices once we start trading.

### *We depend on an exclusive manufacturing relationship. Our business may suffer if we were required to change manufacturers.* We rely on a single manufacturer who is the Global leader in Robotic Medication Dispensing to manufacture our Smart PharmAssist™ Kiosk to Sell/Lease the Smart PharmAssist™ Kiosk to our customers. Changing manufacturing for any reason can be very time consuming and will have an adverse impact on our operations.

***We are dependent in part on technologies provided by third-party vendors, the loss of which could negatively and materially affect our ability to market, sell, or distribute our products.*** Some of our products incorporate technologies owned by third parties that are licensed to us for use, modification, and distribution. If we lose access to some third-party technologies, or we lose the ongoing rights to modify and distribute these technologies with our products, we will either be forced to devote resources to independently develop, maintain and support the technologies ourselves, pay increased license costs, or transition to another vendor. Any independent development, maintenance or support of these technologies by us or the transition to alternative technologies could be costly, time consuming and could delay our product releases and upgrade schedules. These factors could negatively and materially affect our ability to market, sell or distribute our products.

***Our Assumptions related to our Sources of Revenues for our Business.*** Our sales through the date of this filing are from four sources: installed and commercially operating Smart PharmAssist™ Kiosks; our partnership with Vista Pharmacy and Diagnostics; our Wellness and weight Program; and our mail order business. We make assumptions that sales would continue to be generated from these existing sources, and that additional Kiosks to be installed *vs.* contracts already agreed, as well as new contracts for additional installations of Kiosks, and that additional customers, will decide to use the Company for prescription refill order pharmaceutical fulfilment, and additional utilization and locations of the Vista pharmacy partnership will continue to grow and improve--- none of which may occur, or not occur as planned, and therefore not result in the profits expected. Our existing and proposed expanded operations are subject to all business risks associated with newer growing enterprises.

***Risks Associated with Expansion.*** We plan on expanding our business through the introduction of a sophisticated marketing campaign, as well as through capital insertions. Any expansion of operations we may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company.

Consequently, Prospective Shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to us at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on our present and prospective business activities.

***Our ability to continue as a going concern is contingent upon our ability to achieve and maintain profitable operations.*** Our ability to raise additional capital as required is more sensitive to the acceleration and speed with which we expand and improve our products and services, and less about requiring capital to just stay in business. There is uncertainty regarding the timing of our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Except from the proceeds of this offering, we have no binding agreements, commitments or understandings to secure additional financing at this time, although this is our first offering, and it is a new type of offering under new Federal rules, so even if we fail to raise the MIN or MAX in this offering, does not mean we could not be successful in raising the same or less or more capital in a more traditional, yet more expensive, manner.

We have no binding agreements, commitments or understandings to acquire any other businesses or assets, and any of our efforts or negotiations undertaken with prospective targets may not result in a finalized acquisition.

***Our long-term future growth and success is dependent upon our ability to generate cash*** from operating activities and obtain additional financing, potentially beyond the proceeds of this offering. There is no assurance that we will be able to generate sufficient cash from operations, sell shares of common or preferred stock in addition to this Offering or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to fully implement our business plan as soon as we plan or as described herein,

including our target objectives, to a greater extent than we can with our existing financial resources.
Management currently believes these are reasonably achievable targets assuming we can fully implement our current business plan. A major assumption underlying management's belief is that this Offering is successful, raising at least the Minimum Proceeds. As there is no assurance that this Offering will be successful or that the Company will be able to implement its current business plan for the reasons set forth herein and elsewhere in "Risk Factors," there is no assurance the Company will meet its targets. No investor should rely on any assumption that the Company will meet these targets in making an investment decision concerning the Shares in this Offering. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

*Risks of Borrowing*. Currently we have no plans to borrow capital, but if we incur indebtedness, a portion of our cash flow or capital raised in this or future offerings must be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of unsecured Shareholders. A judgment creditor would have the right to foreclose on any of our otherwise unsecured assets resulting in a material adverse effect on our business, operating results or financial condition.

*Unanticipated Obstacles to Execution of the Business Plan.* Our business plans may change significantly. Many of the Company's potential business endeavors may be subject to statutory or regulatory requirements.
Management believes that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events.

*Management Discretion as to Use of Proceeds*. The net proceeds from this FCFO will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this FCFO for other similar purposes not presently contemplated which we deem to be in our and our Shareholders best interest to address changed circumstances or opportunities. The timing of our success will be dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this FCFO.

*If we are unable to secure relationships with group purchasing organizations or other similar organizations, we may have difficulty selling our products and services to customers represented by these organizations.*
Several group purchasing organizations, including AmeriNet, Inc., Carolina Shared Services, LLC, Child Health Corporation of America, HealthTrust Purchasing Group, L.P., MedAssets, Inc. Supply Chain Systems, Novation, LLC, Premier Purchasing Partners, L.P. and Resources Optimization & Innovation, LLC may negotiate standard contracts for our products on behalf of their member healthcare organizations. Members of these group purchasing organizations may purchase under the terms of these contracts, which will obligate us to pay the group purchasing organization a fee. We also intend to contract with the United States General Services Administration, allowing the Department of Veteran Affairs, the Department of Defense and other Federal Government customers to purchase our products. These contracts will enable us to more readily sell our products and services to customers represented by these organizations. Some of our contracts with these organizations may be terminable at the convenience of either party. The loss of any of these relationships could impact the breadth of our customer base and could impair our ability to meet our revenue targets or increase our revenues. These organizations may not renew our contracts on similar terms, if at all, and they may choose to terminate our contracts before they expire, any of which could cause our revenues to decline.

*Proprietary Rights.*
In certain cases, the Company may rely on trade secrets, patents, trademarks and copyrights to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in

the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both to protect proprietary rights, as well as for competitive reasons, even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

***Trademarks, Copyrights and Patents.*** We have registered trademarks and copyrights, but no patents, related to our developed technologies or systems and business models. This may subject us to risks related to our ability to defend or protect our proprietary business information. While we intend to file various Patents with the US Patent Office at an appropriate time, we may be forced to deal with issues related to our proprietary assets before we are ready to file any patent, and this could damage our future growth, as well as expose us to risks related to other new product models about to be commercialized.

# RISKS OF THIS FEDERAL CROWDFUNDING OFFERING

***If we do not achieve the MIN of this FCFO,*** all money deposited by Prospective Shareholders shall be refunded, therefore there is no risk to Prospective Shareholders if we cancel this FCFO without accepting any funding.

***Federal Crowdfunding Under REG CF is new, untested, has had less than a year of effective utilization, and the FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") has approved relatively few Intermediary Internet Portals upon which these FCFO's may be conducted.*** This offering may fail in its entirety if our own marketing efforts and the Portal and we selected to conduct our FCFO fails to attract enough potential investors to its website to review our FCFO to enable at least a MIN initial closing, or no closing, because an insufficient number of Prospective Shareholders reviewed our Offering Statement. We believe the features and benefits we are offering Prospective Shareholders are superior to the features and benefits and capitalization structure of every other company currently offering common or preferred shares on some portal at the time of this filing; our Advisors and/or management has reviewed and analyzed every offering on every portal approved by FINRA as of the date of our filing of our Form C and this Prospectus with the SEC. Despite such analysis and belief, we still may be unsuccessful in generating sufficient interest in our internet-only FCFO. We may not sell the FCFO shares directly to investors away from our selected Portal. If we change Portals during the FCFO, we will need to file an amendment of material change which would invoke a 5-day reconfirmation by Prospective Shareholders of every order placed in our Escrow account awaiting closing. While the actual effect upon Prospective Shareholders of changing Portals during the course of this FCFO is not material to our operations or profitability, such a change could prove both time consuming, if investors renege and cancel orders, and expensive, if it costs us more in marketing to sell our FCFO shares. The SEC staff has stated that they do not intend to change the rules as to the number of Portals we can utilize at one time, during the expected duration of this FCFO, SO THE USE OF ONLY ONE Portal to sell our Shares is a handicap.

***Few Federal Crowdfunding Offerings of ALL those filed as of the date of our Filing of this FCFO have attained a $1million dollar maximum allowable, and many have spent months of marketing and have still not raised their minimum target.*** There is no assurance that we will be successful in raising the MIN or MAX of this FCFO, not just because of our offering terms or business prospects, but the whole concept of CROWDFUNDING companies may take more time to develop in North America than the duration of our FCFO.

***Compliance with Securities Laws.*** The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Federal and Florida Securities Laws, and other applicable state securities laws, and will not be registered under the Securities Act or any foreign or state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a significant number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect us as well as any non-rescinding purchasers.

***Compliance with Regulation CF and the new rules of §4 (a) (6).*** New risks for issuers and investors are implicit within the new Rules for Federal Crowdfunding offerings. Many of the new Rules have all been promoted as benefits to Potential Shareholders, which they can be, but they are likewise additional risks for the Prospective Shareholders in several ways, not limited by those below.

Issuers utilizing only one crowdfunding portal at a time; issuers limitation to speak to Prospective Shareholders only on a public platform of the Portal; issuers requirement to give a 5 day reconfirmation period to investors whose investment is in the Escrow Account awaiting a Closing, after notification of a Material Change; all directly affect issuers' ability to achieve the MAX of its offering after achievement of the MIN, all of which increases the risk to investors prior to the MAX that the issuers may not achieve the MAX, and therefore have less proceeds to deploy in their businesses.

A Material Change as to the terms of an offering or to the information provided by the issuer about the offering, is suggested as a guideline by the SEC, but generally considers information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to purchase the securities. A material change in a company's financial condition or the intended use of proceeds requires an amendment to an issuer's disclosure. These are not, however, the only possible material changes that would require amended disclosure.

**The SEC does not provide additional guidance on what constitutes a "Material Change,"** because, consistent with the SEC's historical approach to materiality determinations, the SEC believes that an issuer should determine whether changes in the offer terms or disclosure are material based on the facts and circumstances.
This historical approach leaves to the Company Management and its Board, and to a lesser degree our Portal operator's advice, the decision of whether a Material Change has occurred during the Term of this FCFO, as we may not consider facts and circumstances as Material Change(s), while others may.

Issuers' requirement to allow a 48-hour cancellation period without the opportunity to speak directly with a cancelling shareholder; and the use of only one Portal at a time; reduces the efficiency of the offering process, so investors after the MIN and prior to the MAX, in any offering, are deprived of potential marketing efforts that could have produced better results for the issuers.

***If we achieve the MIN and do not achieve the MAX,*** we will be more limited in our ability to fund our growth, we will require more time to undertake other funds raising activities, which may not be as timely or successful as we expect. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company would need to either seek other methods to pay for the items included in the Use of Proceeds of this offering that were not funded through this FCFO, change and re-offer this FCFO, offer a separate Florida Intrastate Crowdfunding Exemption ("FICE") Offering ("FIO"), or offer a smaller REG A and market it less aggressively, none of which may succeed, and therefore, it may have inadequate funds to fully develop its business to go to market, and may need additional debt financing or other shareholders' capital investment to fully implement the Company's business plans. Therefore, the most significant risk for investors related to inadequacy of funds in this FCFO is that if we break our escrow Minimum and admit some shareholders, but do not raise much more than that Minimum in this FCFO, is that it will take us longer to raise money to accomplish the tasks and objectives we expected to accomplish from the more timely proceeds of this FCFO, and therefore, investors may have to wait longer for us to realize profitability, expansion to levels that would fully develop our infrastructure, and achieve stability.

***If we achieve the MAX.*** Management believes that such proceeds will capitalize and sustain Smart RX Systems, Inc. sufficiently to allow for the implementation of our plans, expand our existing subsidiary Choice Meds USA, Inc.'s license, file and market a Regulation A offering of $50,00,000, and help us expand our markets.

***No Secondary Market.*** There has been no public market for our Common Stock before or after this FCFO, nor before or after the planned Reg A+ offering, and we do not intend to create any market between the end of this FCFO and the beginning of the planned IPO. We are not going to allow our shares to trade now, nor do we expect to allow our shares to trade after our planned REG A offering; we shall aid Shareholders in the permitted transfer of shares pursuant to Federal and Florida laws, through our Transfer Agent, but **our FCFO shares should not be purchased with the intent of quick or near term sale or transfer, as they will remain relatively illiquid until we list our shares to initiate trading only when we qualify to trade on a National Stock Exchange such as the NYSE, the NASDAQ, or the CHX.** We expect your shares will be illiquid during the 12-month waiting period before they are permitted to be transferred under Rule CF, unless your transfer qualifies for one of the exceptions to the Rules, and will have no developed market after the 12-month waiting period. Even if we develop a non-National Exchange market for the Shares because we fail to list on a National Exchange, such quotation markets are not historically liquid, nor do major broker dealers and market makers make markets or write research reports in support of low priced or penny stock, should our stock become low priced or designated as a penny stock. We cannot predict the extent to which an active market for our Common and Preferred Stock will develop at that time, or be sustained if at all, or how the development of such a market might affect the market price of our Common and Preferred Stock. The future market price of our Common and Preferred Stock may fluctuate and you could lose all or part of your investment.

***Our Preferred Stock offered in this FCFO is equity, collateralized by certain assets and is not subordinate to any indebtedness; our obl gat on to Declare Annual Dividends on the Preferred Stock is Limited in the terms and conditions of the Preferred issued in this Offering***

Our Series CF 2017 Secured Redeemable Convertible Cumulative Non-Voting Preferred Shares are equity interests in the Company, are collateralized by assets both contributed by the Company as well as generally any assets acquired with the proceeds of the sale of this Preferred. The Preferred do not constitute indebtedness. As such, the Preferred Shareholders, as holders of a collateralized security, will continue to share *pro-rata* in whatever the value of those assets that securitize the Preferred, although the value of those assets may not equal the Purchase Price of the Preferred; or, they may be greater than the Stated Value than the amount that the Company is obligated to pay the Preferred Shareholders, which Stated Value is a fixed amount for a three-year period from Purchase. Often, other company's preferred shares rank junior to all indebtedness or other non-equity claims with respect to assets available to satisfy claims on a Company, including in a liquidation of such company. The Preferred are not subject to the claims of other equity or debts, as only the Preferred Shareholders are entitled to the value of the assets collateralizing the Preferred, up to the Stated Value plus any cumulative declared dividends, if any. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of this Preferred Stock: (1) dividends are payable only when, as and if authorized and declared, by the Company's Board of Directors; and, (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet any financial regulatory or covenants' requirements.

***How the exercise of the rights held by Our Original and Founding Shareholders could negatively impact the Purchasers of the securities being offered.***

The rights or preferences of the Preferred issued in this FCFO cannot be modified by the Original or Founding Shareholders without a majority vote of the FCFO Preferred Shareholders, except to grant more rights or extended preferences. The Class CF common represent a minority of voting rights compared to the Original and Founding Class A Shareholders, as they are sold to the Preferred Shareholders at Par Value as a concurrent benefit. The Class CF Shareholders will hold approximately 5% of the voting Shares of the company if the MAX is attained. The Original shares have 15 to 1 super-voting rights to the Class CF super-voting rights of 7 to 1, but since the Original shareholders maintained control before the FCFO, after the attainment of the MIN, and after the attainment of the MAX, the exercise of the super voting rights of the Original shares does not effectively result in any additional benefit versus the Class CF shares offered, not otherwise disclosed hereby, nor does it change the fact that the Prospective Shareholders would not be control shareholders as a group in any event, as the proceeds of this Offering are not emanating from the sale of the Class CF, but from the sale of the Cumulative Secured Redeemable Preferred. (See Description of Securities, Class CF Common Stock)

***Offering Price.*** The Purchase Price of the common shares offered has been set at Par Value, which Purchase Price was arbitrarily established by our Board, and the Offering price bears no relationship to the Company's assets, net worth, or any other objective or quantitatively derived criteria. Future valuation of common shares may be determined pursuant to future offering purchase prices, such as our planned REG A Offering, if offered, or by book value as a result of an audit of our financial statements, or by an independent third party qualified valuation firm(s).

The Purchase Price of our Preferred has been set as a discount to the actual monetary Stated Value of the Preferred set at a predetermined redemption amount to include a flat return to each Preferred Shareholder. This flat return does not change, whether the Preferred is redeemed as contemplated at the time of the REG A Offering, or earlier, or later. If the Preferred offered in this FCFO is not redeemed within three years of issuance, the Board shall be obligated to declare dividends of at least 6% on the Stated Value of the Preferred. (See section entitled Description of Securities, Preferred)

***Additional offerings for value would dilute all shareholders*** in the respective prorated proportion of their voting rights, but the preemptive rights afforded the Class CF Shares in this FCFO preclude the prospect of Prospective Shareholders being diluted for no or little value, or for large issuances of stock. (SEE details under Sub-Section heading Description of Class CF Shares).

***Our Planned REG A.*** We may not successfully complete our proposed Reg A+ offering.
The initial offering price of our Common Stock in a Reg A+ will be agreed between us and the underwriters, based on several factors including market conditions in effect at the time of the offering and it may not be in any way indicative of the price at which our shares will trade if at all following the completion of a Reg A+ offering Investors may not be able to resell their shares at or above the initial offering price. Since there is no developed market for our Shares, the book value of our Shares may decline, which would affect the future pricing of those Shares in future offerings. The stock market in general and the eventual market price (if any) of our Common or Preferred Stock will likely be subject to fluctuation whether due to or irrespective of our operating results financial condition and prospects.

Our financial performance our industry overall performance changing consumer preferences technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common and Preferred Stock Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include actual or anticipated variations in our periodic operating results;

· Increases in market interest rates that lead purchasers of our Common Stock to demand a higher yield;
· Changes in earnings estimates;
· Changes in market valuations of similar companies;
· Actions or announcements by our competitors;
· Adverse market reaction to any increased indebtedness we may incur in the future;
· Additions or departures of key personnel;
· Actions by stockholders;
· Speculation in the press or investment community; And
· Our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

# RISKS RELATED TO OUR INDUSTRY

*__Market Acceptance of our Systems Involving Robotic Fulfillment and Adoption of Repeat Utilization of Our Methods of Fulfillment versus Other Methods of Retail and Mail Order Fulfillment.__* No assurance can be given that our products and services will attain a degree of market acceptance within the pharmaceutical and pharmacy industry on a sustained basis or that we will generate revenues sufficient for sustained profitable operations. We have made certain assumptions about the market adoption of our products and services and such assumptions could prove to be incorrect. If so, the adoption period may be elongated which may have material adverse effect on our prospective business activities. While there is precedence for end users or patients to utilize self-serve Kiosk's for a variety of purposes, no assurance can be given that the Smart PharmAssist®™ Kiosk will meet acceptance by such patients as an alternative to traditional means of filling their prescriptions.

The pharmacy and medication management solutions market is characterized by evolving technologies and industry standards, frequent new product introductions and dynamic customer requirements that may render existing products obsolete or less competitive. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, and bring such enhancements and products to market in a timely manner, demand for our products could decrease.

We cannot provide assurance that we will be successful in marketing any new products or services that we introduce, that new products or services will compete effectively with similar products or services sold by our competitors, or that the level of market acceptance of such products or services will be sufficient to generate expected revenues and synergies with our other products or services

*__The healthcare industry faces financial constraints and consolidation that could adversely affect the demand for our products and services.__* The healthcare industry has faced, and will likely continue to face, significant financial constraints. US government legislation such as the American Recovery and Reinvestment Act in 2009, the Patient Protection and Affordable Care Act in 2010, the Budget Control Act of 2011, and other health reform legislation may cause customers to postpone purchases/Leases of our products while they make changes to their operations to meet the requirements of this legislation. Our automation solutions often involve a significant financial commitment from our customers and, thus, our ability to grow our business is largely dependent on our customers' capital and operating budgets. To the extent healthcare spending declines or increases more slowly than we anticipate, demand for our products and services could decline.

Many healthcare providers have consolidated to create larger healthcare delivery organizations in order to achieve greater market power. If this consolidation continues, it would increase the size of certain target customers, which could increase the cost, effort and difficulty in selling our products to such target customers, or could cause our existing customers or potential new customers to begin utilizing our competitors' products if such customers are acquired by healthcare providers that prefer our competitors' products to ours. In addition, the resulting organizations could have greater bargaining power, which may lead to price erosion.

*__The pharmacy and medication management solutions market is highly competitive and we may be unable to compete successfully against new entrants and established companies with greater resources and/or existing business relationships with our current and potential customers.__* The pharmacy and medication management solutions market is intensely competitive. We expect continued and increased competition from current and future competitors, many of which have significantly greater financial, technical, marketing and other resources than we do. Existing competitors include large retail pharmacy chains such as Walgreens, Costco, Duane Reed, CVS, and others. There are also various providers of automated medication dispensing systems of lesser functionality than our system such as Medvantx, InstyMeds, Medbox, Duane Reed, and others who sell prepackaged medications only. While none of these companies offer on demand medication dispensing systems some have deployed products that may be competitive at certain levels and in certain market sectors.

***Future Competition could evolve and challenge our unique proposition.*** While there is some current competition in the medication dispensing business, Management believes that our products and services are more customer and regulations focused. While Management believes, due to our familiarity with all major robotic manufacturers, there is no other company that currently offers an on-demand medication dispensing system, the possibility that new better capitalized competitors with existing distribution channels could seize upon our business model and produce competing products or services. Likewise, these new competitors could capture significant market share in our intended market faster than we could.

***The competitive challenges we face in the pharmacy and medication management solutions market include, but are not limited to, the following:***

- certain competitors may offer or can offer a broader *different range of solutions* in the marketplace that we are unable to match;

- certain competitors may develop new features or capabilities for their products not previously offered that could compete directly with our products;

- competitive pressures could result in increased price competition for our products and services, fewer customer orders and reduced gross margins, any of which could harm our business;

- current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including larger, more established healthcare supply companies, thereby increasing their ability to develop and offer products and services to address the needs of our prospective customers;

- our competitors may develop, license or incorporate new or emerging technologies or devote greater resources to the development, promotion and sale of their products and services than we do;

- certain competitors may have existing business relationships with our current and potential customers, which may cause these customers to purchase medication and supply dispensing systems or automation solutions from these competitors;

- other established or emerging companies may enter the medication management and supply chain solutions market; and

- Our competitors may secure products and services from suppliers on more favorable terms or secure exclusive arrangements with suppliers or buyers that may impede the sales of our products and services.

***Our failure to protect our intellectual property rights could negatively affect our ability to compete.*** Our success depends in part on our ability to obtain patent protection for technology and processes and our ability to preserve our trademarks, copyrights and trade secrets. We will endeavor to protect our patents, trademarks, and copyrights while we pursue patent protection in the United States and foreign jurisdictions for future technology that we believe to be proprietary and for technology that offers us a potential competitive advantage for our products. Our issued patents relate to various features of our medication dispensing systems. We cannot assure you that we will file any patent applications in the future, and that any of our patent applications will result in issued patents or that, if issued, such patents will provide significant protection for our technology and processes. All our system software is copyrighted and subject to the protection of applicable copyright laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary, which could harm our competitive position, and we may be unable or under-funded to mount adequate defenses.

*__Government regulation of the healthcare industry could reduce demand for our products and services, or substantially increase the cost to produce our products.__* The manufacture and sale/lease of our products are not regulated by the United States Food and Drug Administration (the "FDA"), or the Drug Enforcement Administration (the "DEA"). However, our current products, and any future products, may be regulated in the future by these or other federal agencies due to future legislative and regulatory initiatives or reforms. Direct regulation of our business and products by the FDA, DEA or other federal agencies could substantially increase the cost to produce our products and increase the time required to bring those products to market, reduce the demand for our products and reduce our revenues. In addition, healthcare providers and facilities that use our equipment and dispense controlled substances are subject to regulation by the DEA. The failure of these providers and facilities to comply with DEA requirements, including the Controlled Substances Act and its implementing regulations, could reduce demand for our products and harm our competitive position, results of operations and financial condition. Pharmacies are regulated by individual state boards of pharmacy that issue rules for pharmacy licensure in their respective jurisdictions. State boards of pharmacy do not license or approve our medication and supply dispensing systems; however, pharmacies using our equipment are subject to state board approval. The failure of such pharmacies to meet differing requirements from a significant number of state boards of pharmacy could decrease demand for our products and harm our competitive position, results of operations and financial condition. Similarly, hospitals must be accredited by The Joint Commission to be eligible for Medicaid and Medicare funds. The Joint Commission does not approve or accredit medication and supply dispensing systems; however, disapproval of our customers' medication and supply dispensing management methods and their failure to meet The Joint Commission requirements could decrease demand for our products and harm our competitive position, results of operations and financial condition.

While we have implemented a Privacy and Use of Information Policy and adhere to established privacy principles, use of customer information guidelines and related federal and state statutes, we cannot assure you that we will be in compliance with all federal and state healthcare information privacy and security laws that we are directly or indirectly subject to, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, or ("HIPAA"). Among other things, this legislation required the Secretary of Health and Human Services ("HHS") to adopt national standards governing the conduct of certain electronic health information transactions and protecting the privacy and security of personally identifiable health information maintained or transmitted by "covered entities," which include pharmacies and other healthcare providers with which we may do business.

In addition, we cannot predict the potential impact of future HIPAA standards and other federal and state privacy and security laws that may be enacted at any time on our customers or on u. These laws could restrict the ability of our customers to obtain, use or disseminate patient information, which could reduce the demand for our products or force us to redesign our products to meet regulatory requirements.

*__Trends in Consumer Preferences and Spending.__* Our operating results may fluctuate significantly from period to period because of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that we will be successful in marketing our products and services, or that the revenues will be significant. Consequently, our revenues may vary by quarter, and our operating results may experience fluctuations.

## Forward Looking Statements

You should read the discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Statement. These discussions contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors", "Cautionary Statement regarding Forward Looking Statements" and elsewhere in this Offering. Please see the notes to our Financial Statements for information about our Critical Accounting

Policies and Recently Issued Accounting Pronouncements.

***Compensation of Officers, Directors and 20% or more owners of the Company.*** Officers, Directors and the 20% or more owner of the Company have not received any compensation as of the date of this filing with the SEC, and do not expect to receive any material compensation representing more than Ten percent (10%) CUMULATELY FOR ALL PERSONS of the MIN or MAX, as a result of this FCFO, even if it achieves the MAX. Officers or Directors or the 20% owner who lend or advance the Company funds to continue operations may be reimbursed those loans or expenses from proceeds up to the MAX, but not from proceeds of the MIN. Prospective Purchasers whose deposits are in the Escrow Account shall be offered a Five-day (5-day) reconfirmation right of their Purchase should the basis of any amended compensation to any Officer constitute a material change (over 10% of the MIN or MAX, as applicable) to the Use of Proceeds represented to such Prospective Purchaser at the time of their deposit of funds into Escrow as a result of our filing with the SEC of an amendment of a material change.

**SHAREHOLDERS. The table BELOW displays all current Affiliate level voting Shareholders, which are both Original and Class A Shares issued to date, the number of Shares held, the percentage of voting shares issued, the percentage of voting shares at the MIN, the Percentage of voting shares at MAX, and Director and/or Officer Status. It also displays all groups of all other voting Classes as well as planned FCFO level Class.**

**OFFICERS AND DIRECTORS.** *FCFO REPRESENTATIVE DIRECTOR.* The FCFO Shareholders shall be entitled to elect one Director to our Board of Directors. The process for the nomination and qualification of the FCFO's Preferred Shareholders' nominee shall commence within fifteen business days of the Final Closing of this FCFO. Management shall communicate the qualifying and disqualifying issues related to service on the Company's Board, inclusive of State of Florida statutes and SEC "Bad Actor" definitions, as well as email and telephone contact information of these Shareholders, to facilitate their communication in the selection of candidates for the Board, and all FCFO Preferred Shareholders shall have 20 business days from the date of that Management communication to propose up to five (5) potential nominees subject to Company vetting of qualification. The Company shall also have the right to propose a potential director candidate to represent the FCFO Preferred Shareholders who is not an Officer or Director of the Company, but who may be a Shareholder other than an FCFO Shareholder, or who may be an FCFO Shareholder. The Company shall vette the proposed nomination candidates within 20 business days of the final proposals due date, and announce a date of final vote. The vote may be taken telephonically, by email, through the Company's encrypted WEB pages allocated to Shareholders, through the Portal utilized to sell the FCFO, by webinar, or any combination of these, at the sole discretion of the Company. This election may occur over a period of several days or weeks, until Management is satisfied that all FCFO Shareholders have had an opportunity to vote, or have abstained from voting. Since a

Director must receive a majority of Shares voted to attain election, when there are more than 2 candidates nominated, should no candidate receive a majority of votes, the 2 highest vote achievers shall be resubmitted to the FCFO Shareholders in a runoff election, held immediately after the final tally of the first vote. The new Director so chosen shall have a term of the earlier of 2 years, or if the Preferred is 100% redeemed or re-sold, thirty (30) days after the last Redemption or re-sale date. If the Preferred Shares are not redeemed or re-sold within the 2-year term, there shall be a new election for the FCFO Shareholder Representative Director, which would take place at the same time as the regular election of all other Company Directors.

*All Hands Consulting Group Representative Director.* A Representative of the All Hands Consulting Group shall be elected to the Board within fifteen business days AFTER the Initial Closing of this FCFO. The new Director so chosen shall have a term of the earlier of Two (2) years, or Ninety (90) days after the closing of an IPO on a National Stock Exchange, as defined herein. If the IPO does not occur within 2 years, a new Director

Representative of the All Hands Consulting Group shall be elected if the then current Director does not desire to serve another term, which term would likewise end Ninety (90) days after the closing of an IPO on a National Stock Exchange.

*EXISTING DIRECTORS.* The table below lists the existing Directors, their remaining term of service, and the # & % of Shares they vote in matters subject to a Shareholder vote.

| NAME | DATE SERVICE ENDS | OFFICER STATUS | % OF PRE-FCFO VOTES FOR SHAREHOLDER VOTING ISSUES | # OF SHARES HELD |
|---|---|---|---|---|
| SANDEEP MATHOW, CHAIRMAN (1), Votes for MATHOW Family Trust, not as Trustee | APRIL, 2020 | CEO, Secretary | Proxy for 62 | BUT PROXY FOR 400,000 ORIGINAL SHARES |
| SANTU ROHATGI, VICE CHAIRMAN (2), Votes for Rohatgi Family Trust, not as trustee | APRIL, 2020 | CFO | Proxy for 16.26% | NONE, BUT PROXY FOR 105,000 ORIGINAL SHARES |
| MICHAEL SCILLIA, Representative of Advisor to Board (3), Votes for ASG | APRIL, 2020 | Corp. Secretary | Proxy for 4.38%, & 1.92%, None personally | NONE, BUT PROXY for 24,700 Original Shares & 8,000 Class A Shares |
| FCFO REPRESENTATIVE DIRECTOR POST-FCFO | APRIL, 2019 | None | PROXY ONLY For Class CF Shares as Designee, >1.2%@ MIN, >5%@ MAX | Unknown now—but 7,700@MIN, 35,000@MAX |
| All Hands Consulting Group representative (4) as Director-elect | APRIL, 2019 | Elects a Board member post-FCFO | Proxy for up to 1,400 Original Shares and 1,400 Class A Post-FCFO issuance | 1,400 Original Shares (4) (300 shares if MIN only) & 1,400 Class A |
| All Class A Shareholders | NONE | NONE | About 15% IN AGGREGATE | 97,300 CLASS A IN AGGREGATE |
| TOTALS | | | 100% | 645,700 ORIGINAL & CLASS A |
| TOTALS AT FCFO MIN, & ALL CLASSES OF VOTING SHARES | | | 1.2%@ FCFO MIN | 7,700 CLASS FCFO, 653,400 ALL Classes issued |
| TOTALS AT FCFO MAX, & ALL CLASSES OF VOTING SHARES | | | >5% @ FCFO MAX | 35,000 CLASS FCFO, 680,700 All Classes issued |

1. Sandeep Mathow, the President, CEO and Chairman, is the representative of the Mathow Family Trust, which is the voting Shareholder. He does not own any shares personally. The trustee is an independent entity unrelated to Mathow.

2. Santu Rohatgi, the CFO and Vice Chairman, is the representative of the Rohatgi Family Trust, which is the voting Shareholder. He does not own any shares personally. The trustee is an independent entity unrelated to Rohatgi.

3. Michael Scillia is the representative of ASG Capco Corp., which is the voting Shareholder. He does not own any shares personally.

4. The All Hands Consulting Group ("AHCG") representative is a reserved seat on the Board and shall be elected to the Board after the Initial Closing. The Shares held by members of the group may be distributed to more than 5 shareholders, and may vote in shareholder voting elections individually or give their proxies to this representative. Cumulatively, Post-FCFO, the AHCG members are entitled to purchase more Original Shares of up to 5% of the outstanding voting shares post REG A capitalization. This could result in an additional purchase at Par Value of Twenty-Eight Thousand (28,000) Original Shares, or of other voting shares not anticipated this time.

## OFFICERS and DIRECTORS

## SMART RX SYSTEMS TEAM



**Sandeep Mathow, Chairman of the Board, CEO; RRT, CFP, CHO. 44.** Founder of SRXS, designer and creator of the Smart PharmAssist®™ Kiosks, which are the first and only "on-demand" robotic dispensing systems for prescription and OTC medications that can accurately dispense non-prepackaged vials as individually prescribed. He has an undergraduate degree in Bio-Chemistry from the University of California, Berkeley, and an Associate's Degree in Respiratory Therapy from Orange Coast College.



**Swatantra "Santu" Rohatgi, Vice Chairman of the Board, CFO, Treasurer; CPA, CM&AA, MBA, MA, Series 79 Qualified Investment Banker. 64.** Prior to joining SRXS, Mr. Rohatgi has been a C-Level strategist, finance, operations and transformation and consultant with over 25 years of experience leading turnarounds and driving growth, for both Fortune 500 technology and global technology start-ups. He has managed multi-functional teams and large scale projects, supported mergers and acquisitions, devised strategic plans and actions for investors and corporate stakeholders. He has held various management positions at NCR, AT&T, Universal Credit Card, Fore Front, and Celox, including over 20 years as a CFO.



**Dr. Priti Patel, Advisor; PharmD, FCCP, BCPS, R.PH., Co-Founder and wife of Sandeep Mathow; 40.** Dr. Patel is a clinical pharmacist licensed in 6 states, with over 18 years of clinical and management experience in the Medical and Pharmaceutical industries, including chief of operations at Florida Hospital Home Infusion Pharmacy. She received degrees from the University of Georgia, with Honors.



**Michael Scillia, Secretary and Advisor to Board, holds or has held all major securities, investment banking and advisory licenses recognized by the SEC for 43 years; 69.** A frequent lecturer, speaker, panelist and author, his 44 year career in the securities industry is equally portioned between the Tier I group during his over 18 years with Merrill Lynch in 7 different national, regional and local management positions, as well as over 25 years in ownership and development of 2 independent investment banking firms focused upon emerging growth companies. His financial engineering experience spanning four decades includes investment banking, regulation and law, corporate finance, marketing financial products, syndication and offering distribution, advising corporate reporting clients, other member firms and trade associations, with working relationships spanning over 300 other member firms that are associated with all major securities industry trade associations. He holds numerous trade association designations and has served on Boards of the larger non-profit

industry organizations. He has degrees from University of Maryland and Pace University, as well as certificates from numerous securities and tax post-graduate programs for securities industry executives.



**Dr. John Agwunobi, M.D.** is SRXS Advisor to the management team, Dr. John Agwunobi a pediatrician by training, Dr. Agwunobi was president of Health and Well including Pharmacy operation at Wal-Mart. In 2007 he help the retailer crack the multibillion-dollar health-care business as Wal-Mart looked for new sources for growth. Dr. Agwunobi oversaw more than 4,000 Wal-Mart retail pharmacies and 2,500 optical centers. He led the store chain's expansion of its successful $4 generic drug program, a growing Medicare prescription drug plan with hospital operator Humana Inc. and a push to offer vaccinations for infectious diseases at its stores.

**SMART RX SYSTEMS, INC. EMPLOYEES & CONTRACTORS**

| | | | |
|---|---|---|---|
| Sandeep Mathow | Chairman & CEO | Clermont, FL | Full Time Employee |
| Swatantra 'Santu' Rohatgi | Vice Chairman & CFO | Clermont, FL | Full Time Employee |
| Dr. Priti Patel, PharmD | Advisor | Clermont, FL | Part Time Employee |
| Michael Scillia | Secretary | Fort Lauderdale & Clermont, FL | Part Time Employee |
| Rehanakhanu Madhani | Registered Pharmacist | Winter Haven | Full Time Employee |
| Mayrin Chavez | Pharmacist Technician | Clermont | Full Time Employee |
| Abigail Scherer | Pharmacist Technician | Deltona | Full Time Employee |
| Jessica Borrero | Pharmacist Technician Trainee | Clermont | Full Time Employee |
| HEXAVIEW Contracting firm = 3 Contractors | Software Programmers | India | Full Time Contractors |
| GUERRA Contracting firm =I Contractor | Software Programmers | Kansas | Part Time Contractor |
| ASG CAPCO Corp= 3 Contractors | Advisors to Board | Clermont & Ft. Lauderdale | Full Time Contractors |
| All Hands Consulting Group =3 Contractors | Administrative, Professional and Due Diligence Services | Pensacola, Miami & Sunrise, FL | Part Time Contractors |

**ALL CONTRACTORS LISTED, WHETHER FULL OR PART TIME, ARE CONTINUING USE PROVIDERS OF SERVICES TO SRXS FOR THE FORESEEABLE FUTURE.**

***This Part II of the Offering Statement is the Additional Disclosure and Risk Factors not specifically required by Florida Statute, but provided by Management as disclosure or Risk Factors that should be, or could be, known at this time for this FCFO in this amount.***

**Meetings and Special Voting Requirements as reprinted from our By-Laws. "*Annual Meeting*".** *There shall be an annual meeting of the stockholders on the second Friday in May of each year at 10:00 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting. "**Special Meetings**." A special meeting of the stockholders may be called at any time by the written resolution or request of a super-majority or more of the members of the Board of directors, the president, or any*

*executive vice president and shall be called upon the written request of the holders of fifty percent (50%) or more in amount, of each class or series of the capital stock of the corporation entitled to vote at such meeting on the matters that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of Section 2.8 of this Article II. "**Amendments**." Our By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of directors of the corporation by the super-majority affirmative vote of the members of the Board, or by the affirmative vote of the holders of 66-2/3% or more of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the shareholders called for that purpose. Super-majority shall be defined dependent upon the number of Directors entitled to vote: 2 Directors require unanimous vote of both; 3 Directors require 2 of the 3; 4 Directors require 3 of 4; 5 Directors require 4 of 5; 6 Directors require 4 of 6; and 7 directors require 5 of 7." "**Quorum.**" "The presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at any shareholder meeting constitutes a quorum. The affirmative vote of a plurality of all votes cast is sufficient to elect a director. Unless otherwise provided by the Florida Statutes or our charter, the affirmative vote of a majority of all votes cast is sufficient to approve any other matter which properly comes before the meeting." "**Significant Corporate Changes**". Under the Florida Statutes, a Florida corporation generally cannot dissolve, amend its Articles of Incorporation ("Articles"), merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmativevote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Florida corporation may provide in its Articles as amended, for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of our Articles relating to the restrictions on transfer and ownership of shares and the vote required to amend certain provisions of the Articles and except for those amendments permitted to be made without shareholder approval under Florida law or by specific provision in the charter, any amendment to our Articles will be valid only if it is declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter.*

**SUPPLEMENTAL SALES MATERIAL.** In addition to this Offering Statement, we may utilize additional sales materials about the offering of the Preferred and Class CF Shares, although only when accompanied by or preceded by the delivery of this Offering Statement. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this Offering Statement. These supplemental sales materials may include:

- Promotional digital advertisements which draw attention to this FCFO;

- Digital cover letters transmitting the Offering Statement;

- Digital memos which summarize this FCFO;

- Digital Update Reports related to ongoing sales of our securities in this FCFO;

- Online presentations intended for Prospective Shareholders as well as Shareholders who Purchased our securities in this FCFO prior to its Final Closing;

- WEB site materials or links;

- Digital summaries or audio or video seminars and seminar advertisements and invitations.

All the foregoing material will be prepared by us, our Portal, or their affiliates with the exception of the third-party article reprints. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this Offering Statement. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this Offering Statement, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this Offering Statement or the FORM C of which this Offering Statement is a part. We have attached these as Exhibits to this Offering Statement, but may need to create additional materials, or update materials filed at this time, and we intend to file any such materials with both the SEC whether as amendments to this Offering Statement, or otherwise, as well as make such materials available on our WEB site and the WEB site of our Portal, so that all Purchasers and Potential Purchasers may share in any information related by these new materials or updates, IF ANY.

**Advertising and Solicitation.** There is no prohibition in Section 3(a)(11) or Rule 147 regarding general advertising or general solicitation as long as such general advertising or solicitation complies with applicable state law and does not result in a sale to non-residents of such state.

**ELECTRONIC DELIVERY.** Pursuant to REG CF, this FCFO IS AN ELECTRONIC DELIVERY OFFERING, through a FINRA and SEC registered Portal, and no other means of transmission of information, purchase of securities offered hereby, or amendment to such, is permitted. You may print this Offering Statement and its amendments or supplements, if any, or any other offering related documents, our annual and quarterly reports, and other shareholder communication and reports provided on electronic media, you may call or visit Management of the Company, but no printed communications are intended to be provided during this FCFO, and none shall be provided. Orders for Shares may be placed only through the mechanisms provided on the Portal. The Company may not sell the securities offered hereby directly or through any indirect means other than as provided hereof in compliance with REG CF. No consent may be given to Purchase Shares in any other manner. You may receive direct emails or telephone communications from representatives of either the Portal or the Company, but Shares may only be Purchased as described hereof, through the Portal. REG CF restricts the Company from deploying more than one Portal to administer to the sale of its Shares in this FCFO, but the Company maintains the right to utilize more than one Portal to distribute the Shares offered in this FCFO if such Rule is changed by the SEC during the Term of this FCFO.

**EXPERTS.** The consolidated balance sheet, income statement and cash flows of Smart Rx Systems, Inc., at December 31, 2014 and 2015, respectively, appearing in this Offering Statement have been reviewed by Brian Soto, CPA, of Soto Accounting, LLC, of Chicago, Il, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

**LITIGATION.** There is no current or threatened litigation against the Company, any Director, or any 20% shareholder of voting shares.

**WHERE YOU CAN FIND MORE INFORMATION.** We have filed this Offering Statement on Form C with the SEC with respect to the Preferred and Class CF shares to be issued in this offering. This offering statement is a part of that offering statement and, as permitted by Statute, does not include all the information you can find in the offering statement or the exhibits to the offering statement. For additional information relating to us, we refer you to the offering statement and the exhibits to the offering statement. Representations contained in this offering statement as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the offering statement, we refer you to the copy of the contract or document filed as an exhibit to the offering statement.

**Filing of Reports by Us.** After commencement of this offering, we will file annual, and current event reports with the SEC. We intend to furnish our Shareholders with these same reports, as well as current reports as we achieve certain events anticipated in the Use of Proceeds of this FCFO, as provided for herein, as well as annual reports containing consolidated financial statements certified by an independent public accounting firm, no later than 120 days after the end of each fiscal year covered by the report. The offering statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's EDGAR web site pages accessible at www.SEC.gov, or on the Company's web site, www.smartrxsystems.com, or for the duration of this FCFO, at our Portal, www.jumpstartmicro.com .

**We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)),** which would mean that we were not required to file pursuant to our planned REG A offering reporting obligations, which are more stringent reporting requirements, or, because we did not successfully complete any part of a REG A offering, and therefore remain a private entity, or because we sold our Company or essentially all our assets.

**All Purchasers of our securities in this FCFO shall be provided special access codes, passwords and security PIN numbers** to enable their private access to information applicable only to Shareholders that resides on either our Company WEB site, or the WEB of our Portal, whereas access to the Florida WEB is open to the public in general. In addition, we may email our Purchasers additional information, or these same reports, individually, which additional notices may or not be included on our WEB site or our Portal's WEB site.

**All Purchasers of our securities in this FCFO shall be required to agree to the following statement prior to our acceptance of their Purchase of Shares:**

I understand and acknowledge that:

I am investing in a high-risk, speculative business venture. I may lose all of my investment, and I can afford the loss of my investment.

This offering has not been reviewed or approved by any state or federal securities commission or other regulatory authority and no regulatory authority has confirmed the accuracy or determined the adequacy of any disclosure made to me relating to this offering.

The securities I am acquiring in this offering are illiquid and are subject to possible future dilution. There is no ready market for the sale of the securities. It may be difficult or impossible for me to sell or otherwise dispose of the securities, and I may be required to hold the securities indefinitely despite being able to transfer them in accordance with Rule CF or other state rules.

By entering this transaction with the issuer, I am affirmatively representing myself as being a Purchaser qualified to buy shares in this Offering, as defined in the Offering Statement, at the time of the purchase, and if this representation is subsequently shown to be false, the contract is void.

If I resell any of the securities I am acquiring in this offering to a person that is not an Accredited Investor, or other permitted transferee as defined in this Offering Statement, within 12 months after the closing of the offering, my contract with the issuer for the purchase of these securities is void.

**FOR ADDITIONAL INFORMATION ON THIS OFFERING PLEASE CALL**

# 1-877-318-7875

**END OF OFFERING CIRCULAR NARRATIVE; FOLLOWED BY REVIEWED FINANCIAL STATEMENTS AND EXHIBITS.**

# SOTO ACCOUNTING, LLC

## Independent Accountant's Review Report

January 7, 2017

To the Shareholders:

*Smart Rx Systems Inc.*

We have reviewed the accompanying balance sheet of Smart Rx Systems, Inc. as of December 31, 2014, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of the procedures provide a reasonable basis for the report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Brian Soto

Certified Public Accountant

# Smart RX Systems Inc. Comparative Balance Sheet
## Year Ended Dec. 31st, 2015 and 2014

| Financial Row | 2015 Amount | 2014 Amount |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Bank | | |
| Checking | | |
| Checking | $111,173.81 | $25,148.84 |
| Bank account Payroll | $3,485.10 | $0.00 |
| Total-Checking | $114,658.91 | $25,148.84 |
| Total Bank | $114,658.91 | $25,148.84 |
| Accounts Receivable | | |
| Accounts Receivable | | |
| Beta Sales Receivable | $31,034.73 | $0.00 |
| Total - Accounts Receivable | $31,034.73 | $0.00 |
| Total Accounts Receivable | $31,034.73 | $0.00 |
| Other Current Asset | | |
| Advances Paid | $1,115.85 | $35,000.00 |
| Total Other Current Asset | $1,115.85 | $35,000.00 |
| Total Current Assets | $146,809.49 | $60,148.84 |
| Other Assets | | |
| Furniture & Equipment | | |
| Furniture & Equipment | $9,259.13 | $0.00 |
| Assets | | |
| Accumulated Depreciation | ($621.74) | $0.00 |
| Total-Assets | ($621.74) | $0.00 |
| Total-Furniture & Equipment | $8,637.39 | $0.00 |
| 9000 - Intangible Asset | | |
| Software Development & Hardware Design | $2,220,236.00 | $2,220,236.00 |
| Script Pro Mfr. Outsourcing & Financing | $19,700,000.00 | $19,700,000.00 |
| Joint Venture & Financing Activities- Vista Clinical | $1,900,000.00 | $0.00 |
| Capitalization Documents & Actions | $160,000.00 | $160,000.00 |
| Accumulated Amortization | ($2,859,039.34) | ($1,355,356.94) |
| Total-Intangible Asset | $21,121,196.66 | $20,724,879.06 |
| Total Other Assets | $21,129,834.05 | $20,724,879.06 |
| Total ASSETS | $21,276,643.54 | $20,785,027.90 |
| LIABILITIES & EQUITY | | |
| Current Liabilities | | |
| Short Term Liability | | |
| Travel Expense Payable- Related Party | $17,812.18 | $17,608.98 |
| Consulting Expense Payable- Related Party | $4,500.00 | $112,000.00 |
| Auto Expense Payable- Related Party | $57,600.00 | $28,800.00 |
| Interest Payable Preferred Stock- Investment | $7,327.38 | $0.00 |
| Preferred Premium Payable | $73,750.00 | $0.00 |
| Loans Payable- Santu Rohatgi | $1,121.32 | $0.00 |
| Loans Payable- Sandeep Mathow | $7,218.00 | $7,218.00 |
| Legal Expense Payable | $0.00 | $2,384.15 |
| Total-Short Term Liability | $169,328.88 | $168,011.13 |
| | | |
| Long Term Liability | | |
| Loans- Related Party | $121,127.23 | $144,379.84 |
| Deferred Salaries Payable | $637,793.82 | $285,153.72 |
| Deferred Bonus Payable | $637,793.82 | $285,153.72 |
| Deferred Special Bonus Earned Payable | $850,391.76 | $380,204.96 |
| Deferred Compensation Interest Payable | $57,030.74 | $0.00 |
| Total-Long Term Liability | $2,304,137.37 | $1,094,892.24 |
| Total Current Liabilities | $2,473,466.25 | $1,262,903.37 |
| Equity | | |
| Capital Stock | | |
| Original Voting Common Stock Par Value $0.0001; Part of 100m Shares Authorized as of Dec. 31st, 2015 and 2014; 544,400 and 544,000 issued and outstanding as of Dec. 31st, 2015 and 2014 | $590.44 | $354.40 |
| Preferred Non-Voting Stock Par Value $0.0001; Part Of 50m shares authorized as of Dec. 31st, 2015 and 2014; 2,163,800 and 2,163,800 issued and outstanding as of Dec. 31st, 2015 and 2014 | $1,616.38 | $1,616.38 |
| Class A Voting Common Stock Par Value $0.0001; Part of 100m shares Authorized as of Dec.31st, 2015 and 2014; 10,800 and 0 issued and outstanding as of Dec. 31st, 2015 and 2014 | $1.08 | $0.00 |
| Founders Non-Voting Preferred, Part of 50m Shares Authorized as of Dec. 31st, 2015 and 2014; 22,225 and 0 issued and outstanding as of Dec. 31st, 2015 and 2014 | $2.22 | $0.00 |
| Total - Capital Stock | $2,210.12 | $1,970.78 |
| Additional Paid-in Capital | $24,407,525.87 | $22,148,265.22 |
| Retained Earnings | ($2,628,111.47) | ($314,870.10) |
| Net Income | ($2,978,447.24) | ($2,313,241.37) |
| Total Equity | $18,803,177.28 | $19,522,124.53 |
| Total LIABILITIES & EQUITY | $21,276,643.53 | $20,785,027.90 |

### Smart Rx Systems Inc.
### Comparative Income Statement
### Year Ended Dec. 31st, 2015 and 2014

| Financial Row | 2015 Amount | 2014 Amount |
|---|---|---|
| **Ordinary Income/Expense** | | |
| Income | | |
| Sales | | |
| Beta Sales | $182,140.67 | $0.00 |
| **Total-Sales** | **$182,140.67** | $0.00 |
| **Total - Income** | **$182,140.67** | $0.00 |
| Cost Of Sales | | |
| Cost of Goods Sold | | |
| Cost Of Goods Sold | $86,906.69 | $0.00 |
| **Total - Cost of Goods Sold** | **$86,906.69** | $0.00 |
| **Total - Cost Of Sales** | **$86,906.69** | $0.00 |
| **Gross Profit** | **$95,233.98** | $0.00 |
| Expense | | |
| Expenses | | |
| Meals Expense | $925.44 | $1,235.33 |
| Travel Expense | $16,324.53 | $12,927.62 |
| Entertainment Expense | $661.74 | $0.00 |
| Office Supplies | $219.05 | $0.00 |
| Internet/Phone | $1,115.22 | $96.00 |
| Consulting Expense | $54,850.00 | $28,881.40 |
| Miscellaneous Expense | $12,409.48 | $8,239.60 |
| Legal Expense | $219.95 | $0.00 |
| Fees Bank | ($35.00) | $99.95 |
| Auto Expense | $28,800.00 | $28,800.00 |
| Website Expense | $0.00 | $800.00 |
| Preferred-Premium Expense | $73,750.00 | $0.00 |
| Preferred Interest Expense | $7,327.38 | $0.00 |
| Wages Expense | $7,440.00 | $0.00 |
| Depreciation Expense | $621.74 | $0.00 |
| Amortization Expense | $1,503,682.40 | $1,281,349.07 |
| Marketing Expense | $2,871.55 | $300.00 |
| Deferred Salaries Expense | $352,640.10 | $285,153.72 |
| Deferred Bonus Expense | $352,640.10 | $285,153.72 |
| Deferred Special Earned Bonus Expense | $470,186.80 | $380,204.96 |
| Deferred Compensation Interest Expense | $57,030.74 | $0.00 |
| Stockholder Equity Compensation | $130,000.00 | $0.00 |
| **Total - Expenses** | **$3,073,681.22** | **$2,313,241.37** |
| **Total - Expense** | **$3,073,681.22** | **$2,313,241.37** |
| **Net Ordinary Income** | **($2,978,447.24)** | **($2,313,241.37)** |
| **Net Income** | **($2,978,447.24)** | **($2,313,241.37)** |

## Smart Rx Systems Inc.
## Cash Flow Statement
### Year ended Dec. 31st, 2015 and 2014

| Financial Row | 2015 Amount | 2014 Amount |
|---|---|---|
| **Operating Activities** | | |
| Net Income | ($2,978,447.24) | ($2,313,241.37) |
| **Adjustments to reconcile net income to net cash flows from operating activities** | | |
| Meals Expense | $925.44 | $1,235.33 |
| Travel Expense | $16,324.53 | $12,927.62 |
| Entertainment Expense | $661.74 | $0.00 |
| Office Supplies Expense | $219.05 | $0.00 |
| Internet/Phone | $1,115.22 | $96.00 |
| Consulting expense | $54,850.00 | $28,881.40 |
| Miscellaneous Expense | $12,409.48 | $8,239.60 |
| Legal Expense | $219.95 | $0.00 |
| Bank Fees | ($35.00) | $99.95 |
| Auto Expense | $28,800.00 | $28,800.00 |
| Website Expense | $0.00 | $800.00 |
| Preferred Premium Expense | $73,750.00 | $0.00 |
| Preferred Interest Expense | $7,327.38 | $0.00 |
| Wage Expense | $7,440.00 | $0.00 |
| Depreciation | $621.74 | $0.00 |
| Amortization Expense | $1,503,682.40 | $1,281,349.07 |
| Marketing expense | $2,871.55 | $300.00 |
| Deferred Salaries Expense | $352,640.10 | $285,153.72 |
| Deferred Bonus expense | $352,640.10 | $285,153.72 |
| Deferred Special Earned Bonus | $470,186.80 | $380,204.96 |
| Deferred Compensation Interest Expense | $57,030.74 | $0.00 |
| Stockholder Equity Compensation Expense | $130,000.00 | $0.00 |
| Cash Flows from changes in operating assets and liabilities | | |
| Accounts Receivable | ($31,034.73) | $0.00 |
| Other Current Asset- Advances paid toThompson Hines | ($1,115.85) | $0.00 |
| Other Current Asset- Advances paid to Investment Banler Aaron Capital | $0.00 | ($17,500.00) |
| Short-Term and Long-Term Liabilities | ($191,073.33) | ($8,409.16) |
| **Net Cash from Operating Activities** | **$2,850,457.31** | **$2,287,332.21** |
| **Investing Activities** | | |
| Other Asset | $0.00 | $0.00 |
| **Net Cash Flows Used in Investing Aactivities** | **$0.00** | **$0.00** |
| **Financing Activities** | | |
| Loan Proceeds From Related Party- Sandeep Mathow | $0.00 | $26,040.00 |
| Proceeds from Investor- Purchase of Preferred and Class A Stock | $217,500.00 | $25,000.00 |
| **Net Cash Flows from (used in) Financing Activities** | **$217,500.00** | **$51,040.00** |
| **Net Change in Cash Equivalents for period** | **$3,067,957.31** | **$2,338,372.21** |
| **Cash and Cash Equivalents at Beginning of Period** | **$25,148.84** | **$18.00** |
| **Cash and Cash Equivalents at End of Period** | **$114,658.91** | **$25,148.84** |

# SMART RX SYSTEMS, INC (SRXS)

## Statement Of Changes in Shareholders' Equity

| | Common Voting | $Par Value Amount | Preferred Non-Voting | $Par Value Amount | Add'l Paid in Capital | Retained Earnings | STOCKHOLDERS Equity |
|---|---|---|---|---|---|---|---|
| BALANCE at December 31, 2013 | 505,000 | $50.50 | 2,000,000 | $200 | $4,939,986 | ($314,870) | $4,625,366 |
| **2014 CHANGES IN SHAREHOLDERS EQUITY** | **Common Voting** | **$Par Value Amount** | **Preferred Non-Voting** | **$Par Value Amount** | **Add'l Paid in Capital** | **Retained Earnings** | **STOCKHOLDERS Equity** |
| BALANCE at December 31, 2013 | 505,000 | $50.50 | 2,000,000 | $200 | $4,939,986 | ($314,870) | $4,625,366 |
| NET INCOME | | | | | | ($2,313,241) | ($2,313,241) |
| Stock Based Compensation | 12,500 | $1.25 | | | $19,999 | | $20,000 |
| Acquisition ScriptPro Contract Manufacturing & Financing (Granted BUT UNISSUED) | | $300.00 | | $1,400 | $16,998,300 | | $17,000,000 |
| Common Stock Issued | 26,500 | $2.65 | | | $4,997.35 | | $5,000 |
| Common Stock Retired | 0 | $0.00 | | | $0 | $0 | $0 |
| Cash dividends declared($x/sh) | | | | | | $0 | $0 |
| Stock Dividends Declared | 0 | $0.00 | | | $0 | $0 | $0 |
| Preferred Shares Issued | | | 163,800 | $16.38 | $184,983 | | $185,000 |
| Preferred Shares Retired | | | | | | | |
| **BALANCE at December 31, 2014** | **544,000** | **354.40** | **2,163,800** | **$1,616.38** | **$22,148,265** | **($2,628,111)** | **$19,522,124** |
| **2015 CHANGES IN SHAREHOLDERS EQUITY** | **Common Voting** | **$Par Value Amount** | **Preferred Non-Voting** | **$Par Value Amount** | **Add'l Paid in Capital** | **Retained Earnings** | **STOCKHOLDERS Equity** |
| BALANCE at December 31, 2014 | 544,000 | $354.40 | 2,163,800 | $1,616.38 | $22,148,265 | ($2,628,111) | $19,522,124 |
| NET INCOME | | | | | | ($2,978,447) | ($2,978,447) |
| Stock Based Compensation | | $20.00 | | | $129,980 | | $130,000 |
| Acquisiton of Vista JV Agr. (Granted BUT UNISSUED) | | $216.00 | | | $1,899,784 | | $1,900,000 |
| Common Stock Issued | 11,200 | $1.12 | | | $81,998.88 | | $82,000 |
| Common Stock Retired | 0 | $0.00 | | | | $0 | $0 |
| Cash dividends declared($x/sh) | | | | | | $0 | $0 |
| Stock Dividends Declared | 0 | $0.00 | | | | $0 | |
| Preferred Shares Issued | 0 | | 22,225 | $2.22 | $147,498 | | $147,500 |
| Preferred Shares Retired | | | | | | | |
| **BALANCE at December 31, 2015** | **555,200** | **$591.52** | **2,186,025** | **$1,618.60** | **$24,407,526** | **($5,606,559)** | **$18,803,177** |

# 1st Footnote: ORGANIZATION AND BUSINESS

Smart Rx Systems, Inc. (SRXS) is a technology and management company with custom and proprietary technologies, trademarked automated medication management systems that dispense medication on demand called The Smart PharmAssist™ Kiosk ("Kiosk"), which provides access to a live pharmacist for counseling and medication therapy management via video conferencing technology located on the Kiosk. Smart Rx Systems also provides mail order prescriptions as a follow-on service to customers. The Smart PharmAssist™ Kiosk is capable of performing all functions performed by a retail pharmacy such as prescription verification, insurance verification, reimbursement, labeling, printing medication instructions, and consulting with a remote licensed Pharmacist. We designed and developed the Smart PharmAssist™ Kiosk that successfully performs all functions required by Food and Drug Administration (FDA) to "dispense medication on demand at the point-of- care". The Kiosk is compliant with current regulatory requirements utilizing a proven Robotic Prescription Dispensing System platform to overcome the risks and costs of development and manufacturing of a new technology device. We partnered with a global automated pharmacy robotics manufacturer (GAPRM) ScriptPro USA, Inc., who manufactures the Smart PharmAssist™ Kiosk, and leases the machines directly to the healthcare provider, as well as installs and maintains all The Smart PharmAssist™ Kiosks thus giving us a rapid entry into the market.

Our Kiosks are a complete "Pharmacy-in-a-Box", entirely automated system with override capability to manually control the dispensing of medication by a pharmacist, with the capacity to dispense 225 different types of medications with approximately 70 prescription fills of each, totaling 15,750 prescriptions and Over the Counter (OTC) medications. Features include automated pill counting, live video conferencing with a licensed Pharmacist, barcode reader, biometrics, facial recognition, backend data collection, automated vile capping, automated labeling, medication image capture, automated climate control, and automated remote insurance processing. Our Kiosk allows access to 24-hour pharmacists and retail pharmacies everywhere, extending the reach of traditional retail pharmacies without the time, distance, language, or costs of traditional pharmacies.

The Smart PharmAssist™ Kiosks are currently installed at the point-of-care to provide convenience to patients. Physicians send the prescriptions electronically to our Smart PharmAssist™ Kiosk, and each prescription is verified and processed by either an onsite technician located at the Kiosk, or a remote technician, whereupon the prescription is automatically filled and dispensed in approximately two minutes. We are contracted on a long-term basis by the physicians or medical facilities, for both recurring and one-time fees to operate, manage and perform all pharmacy related services and activities at the point-of-care. All medications for the Kiosks are purchased and owned by the physicians or medical facilities. Each point-of-care location has one or more of our Kiosks, pharmacy management software, and a licensed Pharmacy technician, along with remote licensed pharmacists to verify prescriptions and provide counseling to the patients via video conferencing, if and when requested.

# 2nd Footnote: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## *Use of Estimates and Assumptions*

The preparation of financial statements is in conformity with generally accepted accounting principles in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The more significant estimates and assumptions by management include, among others, reserves for accounts receivable, the fair value of equity instruments issued for services, and input assumptions used in the valuation of derivative liabilities.

***Revenues***: Revenue is measured at the fair value of the consideration received or receivable and represents

1

amounts receivable for products and/or services that have been delivered in the normal course of business, title or service delivery has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occur upon delivery of our product or service, or delivery of the product to the destination specified by the customer. Revenue is recognized immediately upon receiving cash payment for Prescriptions received from patients upon dispensing the medications prescribed. Cash is received in two ways; from Co-Pays from Patients as dictated by the Third-Party Payer, or if uninsured, the second way is the collection of one hundred percent cash or credit card for payment from the patient prior to the transfer of medications to the patient. If the patient is covered by insurance (Third Party) payer, those are accounts receivable from the third party which are usually collected within Sixty days from the date of the transaction.

## *Accounts Receivable*

We only have receivables from the insurance companies after the processing of each prescription. These receivables are usually deposited into our bank account automatically within sixty days from the date of the transaction. The Co-pays, if any, or non-insurance paid-in-full by a patient, are paid by cash or credit/debit card at the time of the sale, at the Kiosk. Therefore, there are no receivables from patients.

## *Intangible Assets Subject to Amortization*
Our intangible assets subject to amortization are primarily composed of developed technology and supplier/retailer relationships acquired in connection with our acquisitions. We used expectations of future cash flows, with appropriate discount rates based on the stage of the enterprise acquired, to estimate the fair value of our intangible assets. We amortize our intangible assets on a straight-line basis over their expected useful lives. Currently, we have determined all our intangible assets have a useful life of 15 years.

## *Financial Assets and Liabilities Measured at Fair Value*

We use various inputs in determining the fair value of our investments and measure those assets on a recurring basis. Financial assets recorded at fair value in the balance sheets are categorized by the level of objectivity associated with the inputs used to measure their fair value. Authoritative guidance provided by FASB defines the following levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these financial assets:

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
Level 3   Unobservable inputs based on our assumptions.

The fair value of the derivative liabilities of $ 0.00 and $ 0.00 at December 31, 2015 and 2014, respectively, were valued using Level 2 inputs.

The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is our opinion that cash and short term assets are not exposed to significant interest, currency or credit risks arising from these financial instruments.

## *Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. ASU 2014-15 requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We are currently evaluating the expected impact that the standard could have on its financial statements and related disclosures.

In November 2014, the FASB issued Accounting Standards Update No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The amendments in ASU 2014-6 do not change the current criteria in U.S. GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. The amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract. ASU 2014-6 applies to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share and is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. We are currently evaluating the expected impact that the standard could have on its financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases.* ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the expected impact that the standard could have on our financial statements and related disclosures, which on first review appears to be immaterial.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on our present or future consolidated financial statements.

## *Income Taxes*

We have no tax provision for any period presented due to our carry-forward operating losses. As of December 31, 2015, the Company had net operating loss carry forwards in excess of approximately $5.6 million dollars that may be available to reduce future years' taxable income through approximately year 2030. Future tax benefits which may arise because of these losses have not been recognized in these financial statements, as management has determined that their realization is not likely to occur and accordingly, the Company has not recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The Company adopted accounting rules which address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under these rules, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. These accounting rules also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2015, no liability for unrecognized tax benefits was required to be recorded.

**3rd Footnote: <u>Original sale of hardware and software to Smart Rx Systems, Inc. by Related Party.</u>** We issued 400,000 Original Voting Common Shares and 500,000 Original Non-Voting Preferred to Sandeep Mathow and his family trust in December of 2013 in exchange for $1,220,236 and $1,000,000 of cash, respectively, which was expended on the development and building of certain hardware and software code and systems sold to us, which formed the heart of Smart Rx Systems Inc.'s custom and proprietary technologies that the company continues to use and develop for further use. This sale was one of the first assets purchased with stock and is listed as an intangible asset on the Balance Sheet.

**4th Footnote: <u>Hired Swatantra "Santu" Rohatgi as a consultant to Smart Rx Systems, Inc.</u>**
In June 2013, we hired Santu Rohatgi as our accounting and financial consultant.

**5th Footnote: <u>Original Manufacturing Contract Brought into Smart Rx Systems, Inc. by Related Parties.</u>**
In December 2013, we issued Sandeep Mathow 750,000 Original Non-Voting Preferred Shares and Santu Rohatgi and his family trust 105,000 Shares of Original voting common shares and 750,000 Original Non-Voting Preferred Shares, in exchange for an exclusive worldwide manufacturing, maintenance and support contract with ScriptPro, USA, Inc. We valued the initial contract with ScriptPro at $2.7 million in December 2013 and capitalized the contributed contract as an intangible asset. Sandeep Mathow received preferred shares valued at $1.2 million dollars and Santu Rohatgi received common shares valued at $300,000 and preferred shares valued at $1.2 million dollars. In addition, $20,000 of consulting payables due to Santu Rohatgi were extinguished as part of his issuance of common shares.

Accordingly, the company issued warrants in December of 2013 to both Sandeep Mathow and Santu Rohatgi to partially account for and adjust in the future against both the changing value of their sales or exchanges of assets, as well as for performance purposes. The 750,000 Original Non-Voting Preferred Shares issued to each of Mathow and Rohatgi, for 1.5 million shares cumulatively, are drawn against these warrants granted to them.

**6th Footnote: <u>Final Exclusive Manufacturing Contract with ScriptPro and Financing of Kiosks by Related Parties.</u>** In February of 2014, we finalized an expanded 2nd version of the world-wide, exclusive manufacturing agreement with ScriptPro which included additional new features not available in the 2013 contract, and included financing of the Kiosks and a lease program direct to SRXS customers by ScriptPro, and/or its affiliates. These new features were significant value add-ons to our benefit, and pursuant to both U.S. GAAP procedures and our 3rd party independent valuation and fairness opinion related to our assets, the company revalued the ScriptPro contract within the one year measurement period of the intangible asset acquisition, from $2.7 million at December 2013 to $19.7 million at February 2014. Furthermore, we granted for future issuance, contingent upon the occurrence of certain events, but not yet issued, 1.5 million Original Voting Common Shares to each of Sandeep Mathow and Santu Rohatgi, or their family Trusts respectively, against the warrants granted in 2013, which may not be issued until after an underwritten IPO, or certain other significant earnings or Kiosks' installations thresholds; and, granted, but not issued, the right for Mathow and Rohatgi to each acquire 7 Million Original Preferred Shares against an adjusted discounted value of $7 million for the additional value of the new version of the significantly enhanced ScriptPro Contract, which may be issued only under similar terms as the Original Common as described in this sentence.

Mr. Mitesh Mathow also consulted related to the transactions and he converted a payable of $20,000 of his consulting fees to 12,500 shares of our Original Voting Common Stock.

**7th Footnote: Mathow and Rohatgi Employment Agreements; Investment Banking Relationship.** In January of 2014, Santu Rohatgi was hired as the Chief Financial Officer of the Company, and a Director, evidenced by an Employment Agreement; and, our CEO and Director, Sandeep Mathow's Employment Agreement was also updated in 2014. We hired an Investment Banking Firm to assist in the capitalization planning, implementation and documentation of the company's growth and future stock issuances, as well as capital requirements, and based upon their exchange of all the plans, documentation and activities for the company's corporate, stock and future offering proformas, in December of 2014, we issued them 160,000 Original Non-Voting Preferred Shares and 24,000 Original Voting Common Shares, for their exchanged assets at discounted value of $160,000 and $5,000, respectively. We shall expense these amounts as the events planned occur and documentation is utilized.

In December of 2014, a Founding Shareholder invested $25,000 cash for 3,800 Original Non-Voting Preferred Shares and 2,500 Original Voting Common Shares.

**8th Footnote: Additional Admittance of Founding Shareholders; Vista Pharmacy Joint Venture from Related Parties.** During 2015, we issued 7 Founding Shareholders 22,225 Founders' Non-Voting Preferred Shares and 4,400 Class A Voting Common Shares for cash of $147,500; and, we issued to Vista Clinical Diagnostics, LLC, 6,400 Class A Voting Common Shares for cash of $70,000.

During early 2015, Rohatgi and Mathow began negotiations to forge a relationship with Vista Clinical Diagnostics, LLC, and after approximately 8 months of intense negotiation, in August of 2015, Rohatgi and Mathow exchanged a material Joint Venture Agreement related to ongoing pharmacy access and services for the grant, but not issuance, of the right to acquire 1,080,000 Original Voting Common Shares each, valued at $950,000 each, subject to the occurrence of certain events in the future. These Shares were granted, but not yet issued *versus* options granted to Mathow and Rohatgi exercisable post-REG A offering of at least $30 million. We valued the Joint Venture Agreement with Vista Clinical at $1.9 million dollars and have capitalized it on the Balance Sheet.

In the 2nd Quarter of 2015, we initiated a corporate finance relationship with a group of professional consultants to prepare us for new crowdfunding internet offerings and assist us in our corporate affairs, in exchange for 4% of our newly issued voting shares from that point forward and certain out of pocket expense reimbursements and fees related to assignments we engaged them to undertake on our behalf. We issued them 400 Original Voting Common Shares in December of 2015, and $12,000 was expensed and credited to their additional paid-in-capital.

In December of 2015, we granted, but did not issue, options to be exercised subject to the occurrence of certain events in the future, of 100,000 Original Voting Common Shares to each of Mathow and Rohatgi for the early initiation of sales revenues and finalization of Kiosk's readiness for commercialization and installation *versus* an additional paid in capital amount $65,000 each.

**9<sup>th</sup> Footnote: WARRANTS.** In 2013, we created 16,500,000 warrants, a sufficient quantity, which can be issued for either Non-Voting Preferred or voting common, of any Series or Class designated by the Board, which provides sufficient flexibility. The warrants provide our Company an effective tool in attracting and incenting future management and Directors. If any shares of any Class or Series are issued with a price of Par Value, at the discretion of the Board, any awards may be granted with an exercise price of Par Value. As of December 31, 2016, warrants may still be granted at Par Value; 4.5 Million Warrants have been granted to date leaving 12,000,000 for future grants. Only 1.5 million Preferred Shares have been issued to date against those Warrant grants, and the outstanding 3 million warrants of common and preferred shares possess substantive restrictions and contingencies that must occur prior to their eligibility to be exercised. All Warrants are cashless exercise, and their term is set at the time of grant.

In 2014, we created 3 million options with a term of 5 years to purchase Original Common Shares at 10 cents per share, after a REG A or other offering of at least $30 million. No Shares have been exercised against grants awarded. There are 400,000 of these options still available for future grant.

The aggregate intrinsic values of warrants and options granted, but not yet exercisable or vested are calculated as the difference between the exercise price of the options or Warrants and the estimated fair value of the additional paid in capital approved by the Board at the time of the grant or exercise, as applicable, based upon comparable evidentiary data or precedent. No options vested in 2014, 2015 or 2016.

## 10<sup>th</sup> Footnote: <u>Stockholders' Equity</u>
### *Preferred Non-Voting Stock Series*
In 2015, we filed Restatements of some of our Articles of Incorporation, which pursuant to resolutions of our Board, increased the authorization of all preferred shares from 30 million shares to 50 million shares. Due to errors, despite the effectiveness of these Restatements, we re-filed attachments with the Florida Department of Corporations. The Preferred Series of stock we have issued, or granted but not issued, to date, are all Non-Voting Shares, except for certain rights of minority holders of all Series of our Preferred as provided by Florida law. These Series of Preferred Shares are identical in rights and preferences, except that our Original Preferred may be secured by our assets that are not secured by Founders' Preferred or Series 2016 FCFO Preferred. Our Special Series 2016 Preferred has no other preferences than cash due pursuant to its Stock Purchase Agreement.

### *Common Voting Stock Classes*
Our Original Shares, our Class A shares, our FCFO shares, and if ever issued, our Class A+ and Class FIO shares, all share the same preemptive rights, but different super-voting and convertibility rights. Class A, Class FCFO, and if ever issued, our Class A+ and Class FIO shares, share the same liquidation preferences, while our Original shares possess liquidation preference immediately behind our Original Preferred Shares. The new Class FCFO common to be issued in this offering have a 7 to 1 super-voting and convertibility feature. The Class A common issued has a 10 to 1 super-voting and convertibility feature. The Original common issued has a 15 to 1 super-voting and convertibility feature. If ever issued, Class FIO, like the Class FCFO, will have a 7 to 1 super-voting and convertibility feature, and the Class A+ will have a 6 to 1 super-voting and convertibility feature. If we conduct our planned REG A Offering, the Class REG A will have a 5 to 1 super-voting and convertibility feature.

## 11<sup>th</sup> Footnote: <u>Related Party Loans and Payables</u>
All our Related Party Loans and Payables to date are due to Sandeep Mathow, our Chairman and CEO, and Santu Rohatgi, our Vice Chairman and CFO, and are in addition to the intangible asset acquisitions exchanged for equity interests. These payables to them and loans from them were for various operating expenses incurred in the ordinary course of business and therefore are payable in cash not related to stock exchanges.

## 12<sup>th</sup> Subsequent Events

*Key Employee and Contractor Stock Purchase Plan.*
In May 2015, our Board of Directors adopted the Key Employee and Contractor Stock Purchase Plan ("KEY"). In 2016, we granted the first award of 8,000 Class A Voting Common Shares out of 20,000 reserved for future issuance by the Board in exchange for $82,000 of agreed services provided by the Contractors. The number of Shares and additional paid in capital amount for services may rise if either the proceeds of our FCFO offering is insufficient to pay the cash portion of their compensation, or they provide additional services after the date of this award. We expect 5 Key Employees and Contractors to split these 8,000 shares. According to the KEY, 10% of the super-voting rights multiple assigned to these Shares may be converted to redeemable shares for redemption from either our REG A offering proceeds or any other subsequent capital insertion event, or converted to REG A shares that may be transferred after our planned REG A offering, if any.

*Pharmacy license for Smart Rx Pharmacy.*
In March 2016, we created Smart Rx Pharmacy and secured the Pharmacy license from the State of Florida.

*Acquisition of Choice Meds USA, Inc. Pharmacy.*
We acquired this Pharmacy in April of 2016, for $70,000 of Stated Value Special Non-Voting Preferred Shares, representing 70 preferred shares, plus certain interest adjustments. We agreed to redeem at least $25,000 of the Preferred earlier in 2016, which we redeemed, so only 45 Shares are still outstanding, representing $45,000 of Stated Value, plus interest on the remaining Stated Value. We plan to redeem the remaining 45 Shares for $45,000 plus any accrued interest through the date of redemption at the earliest event of sufficient proceeds of the FCFO, or any other offering, or cash flow from operations, or any sales of interests in Choice Meds USA, Inc. This Pharmacy gives us the ability to produce revenues without sharing net profits in a joint venture.
In association with this event, Mathow and Rohatgi were granted options for contingent future exercise, not issued now, of 120,000 Original Voting Common Shares each, at an additional paid in capital credit to each of $60,000.

*Stock Exchange vs. Payables.* We granted 300 Original Voting Common Shares in September of 2016, to our corporate finance consultants and Board Advisor in accordance with our agreement with them and credited a total of $48,350 to additional paid in capital *vs.* our payables, which we expensed.

# EXHIBITS

**EXHIBITS LIST:**

1) ARTICLES OF INCORPORATION; AMENDMENT; BYLAWS
2) SUNBIZ REPORT, STATE OF FLORIDA INTERNET PAGE FOR COMPANY
   http://search.sunbiz.org/Inquiry/CorporationSearch/SearchResultDetail?inquiry type=EntityName&directionType=Initial&searchNameOrder=SMARTRXSYSTEMS %20P130000684310&aggregateId=domp-p13000068431-e302accf-8b18-4971-abdb-a35e182dd0c7&searchTerm=smart%20rx%20systems&listNameOrder =SMARTRXSYSTEMS%20P130000684310
3) FORM OF ESCROW AGREEMENT
4) PROFORMA PROJECTIONS OF CAP TABLE THROUGH $1,000,000 OF FCFO & THROUGH $50MM PLANNED REG A OFFERING
5) RULE 503 ELIGIBILITY CONFIRMATION
6) SRXS FINANCIAL SUMMARY CHART ACTUAL AND PROFORMA PROJECTIONS

Exhibit 1

# Electronic Articles of Incorporation
# For

SMART RX SYSTEMS, INC.

P13000068431
FILED
August 16, 2013
Sec. Of State
rdunlap

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

## Article I

The name of the corporation is:

SMART RX SYSTEMS, INC.

## Article II

The principal place of business address:

1081 WILLA SPRINGS DRIVE
WINTER SPRINGS, FL. US  32708

The mailing address of the corporation is:

5703 RED BUG LAKE ROAD
SUITE 256
WINTER SPRINGS, FL. US  32708

## Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

## Article IV

The number of shares the corporation is authorized to issue is:

100,000,000 COMMON  25,000,000 PREFERRED

## Article V

The name and Florida street address of the registered agent is:

THE PRINCIPAL LAW FIRM, P.L.
7025 CR46A, SUITE 1071, PMB 353
LAKE MARY, FL.   32746

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature:   SHIVON PATEL

P13000068431
FILED
August 16, 2013
Sec. Of State
rdunlap

## Article VI

The name and address of the incorporator is:

SANDEEP MATHOW
5703 RED BUG LAKE ROAD
SUITE 256
WINTER SPRINGS, FLORIDA 32708

Electronic Signature of Incorporator: SANDEEP MATHOW

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

## Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
SANDEEP MATHOW
5703 RED BUG LAKE ROAD, SUITE 256
WINTER SPRINGS, FL. 32708 US

Exhibit 1A

## COVER LETTER

**TO:** Amendment Section
Division of Corporations

**NAME OF CORPORATION:** SMART RX SYSTEMS, INC.

**DOCUMENT NUMBER:** P13000068431

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

**SANTU ROHATGI**
Name of Contact Person

**SMART RX SYSYTEMS, INC.**
Firm/ Company

5703 RED BUG LAKE ROAD #256
Address

WINTER SPRINGS, FLORIDA 32708
City/ State and Zip Code

SANTU.ROHATGI@SMARTRXSYSTEMS.COM
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

**MICHAEL SCILLIA** at **(954-254-0044)**
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☐ $35 Filing Fee
- ☒ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

**Mailing Address**
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

**Street Address**
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

**Articles of Amendment**
**to**
**Articles of Incorporation**
**of**

## SMART RX SYSTEMS, INC.
(Name of Corporation as currently filed with the Florida Dept. of State)

# P13000068431
(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

**A. If amending name, enter the new name of the corporation:**

_____*The new*
*name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

**B. Enter new principal office address, if applicable:**
*(Principal office address MUST BE A STREET ADDRESS )*

_____

_____

_____

**C. Enter new mailing address, if applicable:**
*(Mailing address MAY BE A POST OFFICE BOX)*

_____

_____

_____

**D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

*Name of New Registered Agent* _____

_____
*(Florida street address)*

*New Registered Office Address:* _____, Florida_____
                                           *(City)*                          *(Zip Code)*

**New Registered Agent's Signature, if changing Registered Agent:**
*I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.*

_____
*Signature of New Registered Agent, if changing*

**If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:**

*(Attach additional sheets, if necessary)*

*Please note the officer/director title by the first letter of the office title:*

*P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.*

*Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.*

**Example:**

| X Change | PT | John Doe |
| X Remove | V | Mike Jones |
| X Add | SV | Sally Smith |

| Type of Action (Check One) | Title | Name | Address |
|---|---|---|---|
| 1)XXX Change<br>_____ Add<br>_____ Remove | **P, D, S** | **SANDEEP MATHOW** | |
| 2)_____ Change<br>**XXX ADD**<br>_____ Remove | **T, D** | **SANTU ROHATGI** | **5703 RED BUG LAKE RD. #256**<br>**WINTER SPRINGS, FL. 32708** |
| 3)_____ Change<br>**XXX** Add<br>_____ Remove | **S** | **MICHAEL SCILLIA** | **4737 N. OCEAN DR. #213**<br>**LBTS, FL 33308** |
| 4)_____ Change<br>_____ Add<br>_____ Remove | | | |
| 5)_____ Change<br>_____ Add<br>_____ Remove | | | |
| 6)_____ Change<br>_____ Add<br>_____ Remove | | | |

*E.* **If amending or adding additional Articles, enter change(s) here:**
(Attach *additional sheets, if necessary*).     *(Be specific)*

---

# RESTATING ARTICLES IV & V, AS ATTACHED

_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____

**F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:**
*(if not applicable, indicate N/A)*

_____
_____
_____
_____
_____
_____
_____
_____
_____

The date of each amendment(s) adoption: <u>JANUARY 8, 2016</u> _____, if other than the date this document was signed.

**Effective date if applicable:** _____

*(no more than 90 days after amendment file date)*

**Note:** If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

**Adoption of Amendment(s)**        **(CHECK ONE)**

**X** The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

    "The number of votes cast for the amendment(s) was/were sufficient for approval

    by_____."
                          *(voting group)*

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

        Dated <u>NOV. 30, 2016</u>_____

        Signature_ (By a director, president or other officer – if directors or officers have not been
               selected, by an incorporator – if in the hands of a receiver, trustee, or other court
               appointed fiduciary by that fiduciary)

              ## SANTU ROHATGI
                          (Typed or printed name of person signing)

              ## DIRECTOR AND CFO
                          (Title of person signing)

# SEE ATTACHED NEXT PAGE

# RESTATED ARTICLES OF INCORPORATION

## OF

## SMART RX SYSTEMS, INC.

**The language inserted below shall replace in its entirety, Articles IV and V, their Amendments or Re-Statements of the same Article number stated below, resolved and filed prior to November 30, 2016.**

## ARTICLE IV
## CAPITAL STOCK OF THE CORPORATION

The capital stock of the Corporation shall consist of (a) 100,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), of various Classes of voting shares and various Series of non-voting shares, as determined and allocated by the Board of Directors; and (b) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock", of various Series of non-voting shares, as determined and allocated by the Board of Directors. Each Class or Series shall respectively possess the rights, powers and preferences as set forth by resolution of the Board of Directors, but once resolved, any changes to the rights, powers, preferences or features of any Class or Series of Common or Preferred Stock requires a 2/3's vote of the respective holders of that applicable Class or Series of Stock.

The descriptions of the Original Common Shares, Class A Common Shares and Founders' Non-Voting Preferred Shares, as resolved by the Board of Directors, and filed with the State of Florida March 25, 2015, remain active in this Article IV.

The Board may issue other Classes and Series of Common and Preferred Stock without re-statement of these Articles pursuant to the By-Laws of the Corporation.

## ARTICLE V

## BOARD OF DIRECTORS

The terms, conditions and rules governing the Board of Directors shall be as prescribed by the Corporation's By-Laws, as amended from time to time.

Exhibit 1B

# Electronic Articles of Incorporation
## For

P16000040162
FILED
May 04, 2016
Sec. Of St te
tchang

SMART RX PHARMACY INC

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:

## Article I

The name of the corporation is:
SMART RX PHARMACY INC

## Article II

The principal place of business address:
4290 SOUTH HWY 27
101
CLERMONT, FL. 34711

The mailing address of the corporation is:
4290 SOUTH HWY 27
101
CLERMONT, FL. 34711

## Article III

The purpose for which this corporation is organized is:
ANY AND ALL LAWFUL BUSINESS.

## Article IV

The number of shares the corporation is authorized to issue is:
1

## Article V

The name and Florida street address of the registered agent is:
SMART RX SYSTEMS INC
5703 RED BUG LAKE RD
256
WINTER SPRINGS, FL. 32708

I certify that I am familiar with and accept the responsibilities of
registered agent.

Registered Agent Signature: PRITI PATEL

P16000040162
FILED
May 04, 2016
Sec. Of St te
tchang

## Article VI

The name and address of the incorporator is:

SMART RX SYSTEMS INC
5703 RED BUG LAKE RD
256
WINTER SPRINGS, FL 32708

Electronic Signature of Incorporator: PRITI PATEL

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

## Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
SMART RX SYSTEMS INC
5703 RED BUG LAKE RD
WINTER SPRINGS, FL. 32708

Exhibit 1 C

# SMART RX SYSTEMS, INC.
a Florida Corporation

## BY-LAWS
**As Adopted by Unanimous Vote of the Board of Directors and the Shareholders,
as of March 20, 2015**

## ARTICLE I

Offices

**Section 1.1.  Principal executive office**:   The principal executive office for the transaction of business of the Corporation shall be fixed and located at 5703 Red Bug Lake Road, Suite 256, Winter Springs, Florida 32708.

The Board of Directors are hereby granted full power and authority to change said principal executive office from one location to another.  Any such change shall be noted in the minutes of the corporation:

**Section 1.2.  Other offices**:   Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the Corporation is qualified to do business.  The Board shall designate one of the Florida offices as the principal business office in Florida.

## ARTICLE II

The Stockholders

**Section 2.1.  Annual Meeting.**  There shall be an annual meeting of the stockholders on the second Friday in May of each year at 10:00 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

**Section 2.2.  Special Meetings**.  A special meeting of the stockholders may be called at any time by the written resolution or request of a majority or more of the members of the Board of directors, the chairman or executive chairman or vice chairman or president, or any executive vice president, and shall be called upon the written request of the holders of fifty percent (50%) or more in amount, of each class or series of the capital stock of the corporation entitled to vote at such meeting on matters that are the subject of the proposed meeting, such written request in each case to specify the purpose(s) of the meeting to be called, and with respect to stockholder proposals, shall further comply with the requirements of Section 2.8 of this Article II.

**Section 2.3.  Notice of meetings**.  Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, no less than ten nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock pursuant to the General Corporation Law of Florida, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the corporation, unless he shall have previously filed with the secretary of the corporation a written request that notices intended of him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

Section 2.4. Fixing Date of Record. (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation and these By-Laws), the Board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of directors. If no record date has been fixed by the Board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Florida, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of directors and prior action by the Board of directions is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders of any such purpose shall be at the close of business on the day on which the Board of directors adopts the resolution relating thereto.

**Section 2.5. Inspectors**. At each meeting of the stockholders, the polls shall be opened and closed, the proxies and ballots shall be received and be taken in charge, and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

**Section 2.6. Quorum**. At any meeting of the common stockholders the holders of one-half of all of the outstanding shares of the capital stock of the corporation taken together as a single class, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

**Section 2.7. Business**. The chairman, executive chairman or vice chairman of the Board, if any, or CEO, or the president, or in his absence, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

**Section 2.8. Stockholder Proposals**. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of directors or the secretary of the corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

Any stockholder who was as stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of directors or the secretary prior to the date set forth hereinabove, such proposal shall be laid over for action at any adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

Notwithstanding any other provision of these By-Laws, the Company shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, if applicable; nor shall the Company be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

**Section 2.9. Proxies**. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy.

**Section 2.10. Voting by Ballot**. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

**Section 2.11. Voting Lists**. The officer who has charge of the stock ledger of the corporation shall prepare and make at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

**Section 2.12. Place of Meeting**. The Board of directors may designate any place, either within or without the State of Florida, as the place of meeting for any annual meeting or any special meeting called by the Board of directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the corporation.

**Section 2.13. Voting Stock Transfers, Exchanges and Sales.** The shares of any voting stock of the Corporation held by a person or entity who: (a) files or is a party to a petition for

Federal bankruptcy or state reorganization or receivership; or, (b) dies, or is subject to liquidation; or, (c) has a judgment or lien placed on the shares; or, (d) pledges or hypothecates the shares; shall be deemed to be immediately transferable to the existing voting stock shareholders of the Corporation, in such manner, and in such amounts, and at such price, as shall be determined by the Board at the time of discovery by the Board of any of the conditions cited in this Section 2.13. Payment of the determined price per share shall be made to the appropriate person or entity in a timely manner to avoid unnecessary legal claims or fees. The Board shall have broad discretion in taking all legal actions in the protection of the shares of voting stock from the ownership by parties not within the control of approval by the Board, or from their ownership by unsuitable parties or persons.

In the event that the distribution of shares so acquired by existing shareholders could other wise cause any petition for approval of transfer to any voting stock shareholder by any regulatory authority to which the Corporation is obligated to comply, the Corporation may issue additional shares, other voting classes of shares, or addend temporary preemptive rights to classes of shares held by existing shareholders of voting stock who would not otherwise be entitled to preemptive rights, to effect the purchase and distribution of the shares so obtained in compliance of applicable rules.

**Section 2.14. Voting of Stock of Certain Holders.** The Original Shares of the Corporation, as defined in the Initial Minutes of the Corporation, shall bear certain rights and preferences in relation to all other classes of Common Stock issued by the Corporation, inclusive of preemptive rights. All of the paid in capital represented, now or in the future, not otherwise allocated to preferred series or common stock classes newly issued in the future, shall remain the capital entitlement of the outstanding Original Shares of common stock issued, except as adjusted pursuant to stock splits or dividends, preemptive rights of such shares, other dividends that would cause an adjustment in the number of these shares, warrants, rights, or options, or other forms of adjustment not contemplated hereof: and further, shall not be the entitlement of any other class of stock to be issued in the future, but shall accrue to the holders of the Original Shares irrespective of transfer, sale, exchange; and, are not subject to cancellation except for the winding down of the corporation or a liquidation of the assets of the corporation as a result of a Federal or state court proceeding, or a voluntary liquidation voted unanimously by the holders of the Original Shares, as adjusted in amounts, if applicable.

Shares of capital stock of the corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, proxy as the By-Laws of such corporation may prescribe, or in the absence of such provision, as the Board of directors of such corporation may determine.

Shares of capital stock of the corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

Shares of capital stock of the corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

Shares of its own capital stock belonging to this corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

**Section 2.15. Dividends.** Subject to the provisions of the certificate of incorporation and to applicable law, dividends on the outstanding shares of the corporation may be declared in such amounts and at such time or times as the Board may determine. Before payment of any dividend, there may be set aside out of the net profits of the corporation available for dividends each sum or sums as the Board from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board may determine to be in the best interests of the corporation, and the Board may modify or abolish any such reserve.

**Section 2.16. Control Principals.** Certain Principals of the Corporation, by either a designation by the Board of Directors, or by vote of the Shareholders, shall serve as the Control Principals of the Corporation. The Control Principals shall be any Officers or Directors so designated or elected as Control Principals, who serve dually as such Director and/or Officer, as well as Control Principal, for the specific purpose of maintaining and implementing the best interests of the Corporation through their judgment and actions, while utilizing their best good faith efforts to coordinate those separate rules and regulations related to the various registrations and licensing status of the Corporation and its licensed Principals and representatives. Control Principals shall therefore act to address the regulatory issues of the functions of the Officers and/or Directors so designated, as they shall have control over decisions that affect both the Corporation and any issues related to the part of the Corporation's business that is securities related and therefore regulated.

## ARTICLE III
### Board of Directors

**Section 3.1. Number, Term of Office and Qualifications.** The business and the property of the corporation shall be managed and controlled by the Board of directors. The minimum number of directors which shall constitute the whole Board shall be two (2), except when the Corporation shall not retain the services of more than one qualified person to serve on the Board, and the maximum number shall be nine (9). Within the limits above specified, the number of directors shall be determined by the Board of directors pursuant to a resolution adopted by a majority of the directors then in office, except that the Board shall consist of nine (9) directors at the time the Company's shares trade on a National Stock Exchange, such as the NYSE, the NASDAQ, or the CHX. Prior to listing on such an Exchange, the number of directors recommended by the current and Founding Board members is seven (7). Within the limits above specified, the number of directors shall be determined by the Board of directors pursuant to a resolution adopted by a majority of the directors then in office. If there is more than one director, the directors shall be classified, in respect solely to the time for which they shall hold office, by dividing them into three classes, each such class to be as nearly as possible equal in number of directors to each other class. The first term of office of directors of the first class shall expire at the first annual meeting after their election, and thereafter such terms shall expire on each three year anniversary of such date; the term of office of the directors of the second class shall expire on the one year anniversary of the first annual meeting after their election, and thereafter such terms shall expire on each three year anniversary of such one year anniversary; and the term of office of the directors of the third class shall expire on the two year anniversary of the first annual meeting after their election, and thereafter such terms shall expire on each three year anniversary of such two year anniversary. At each succeeding annual meeting, the stockholders shall elect directors for a full term or the remainder thereof, as the case may be, to succeed those terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and shall qualify. Directors need not be stockholders.

Section 3.2. Vacancies. Vacancies in the Board of directors, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than seventy-five percent (75%) of the outstanding voting shares of capital stock of the corporation entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of directors shall shorten the term of an incumbent director. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at any time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the Board (as constituted immediately prior to any applicable increase), the Court of proper jurisdiction may, upon application of any stockholder of stockholders holding at least ten percent of the total number of the shares of capital stock at the time outstanding, taken together as a class, having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3.3. Place of Meetings, etc. The Board of directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in the state of Florida or outside of the state of Florida, as the Board from time to time may determine. Any director may participate telephonically in any meeting of the Board of directors, and such participation shall be considered to be the same as his physical presence thereat.

Section 3.4. Regular Meetings. Regular meetings of the Board of directors shall be held on the day of the annual meeting of stockholders after the adjournment of such meeting of stockholders, and at such other times and places as the Board of directors may fix. No notice shall be required for any such regular meeting of the Board.

**Section 3.5. Special Meetings.** Special meetings of the Board of directors shall be held whenever called by direction of the chairman, EVC, VC, president, EVP, or majority of the directors then in office.

The secretary shall give notice of each special meeting, stating the date, hour and place thereof, by mailing or telegraphing the same, at least ten days before the meeting, to each director; but such notice may be waived by any director. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. At any meeting at which every director shall be present, even though without any notice, any business may be transacted.

**Section 3.6. Quorum.** A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

**Section 3.7. Business.** Business shall be transacted at meetings of the Board in such order as the Board may determine. At all meetings of the Board, the chairman, EVC or VC, of the Board, if any, the president, or in his absence the EVP, if any, in the order named, shall preside.

**Section 3.8. Contracts.** (a) No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified, by the Board of directors, a committee or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of directors or of a committee which authorizes the contract or transaction.

**Section 3.9 Compensation of Directors.** Each director of the corporation shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

**Section 3.10. Election of Officers and Committees**. The Board of directors shall elect the principal officers of the corporation, and members of the executive committee, if any, to be elected by the Board under the provisions of Article IV and Article V of these By-Laws. The Board may designate such other committees with such power and authority (to the extent permitted by law, the Certificate of Incorporation and these By-Laws), as may be provided by resolution of the Board.

**Section 3.11. Nomination.** Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation not later than (i) with respect to an election to be held at the annual meeting of the stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (1) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of directors, and; (e) the consent of each nominee to serve as a director or the corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

**Section 3.12. Action by Written Consent.** Any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting of all members of the Board or Committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or Committee.

**Section 3.13. Participation by Conference Telephone.** Members of the Board of Directors of the Corporation, or any Committee thereof, may participate in a regular or special meeting of the Board or Committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

## ARTICLE IV
### Executive Committee

**Section 4.1. Number and Term of Office.** The Board of directors may, at any meeting, by majority vote of the Board, elect from the directors an executive committee, audit committee and/or a compensation committee or any other committee that the Board of directors so determines is in the best interest of the corporation. The committees shall consist of such number of members as may be fixed from time to time by resolution of the Board of directors. The officer-directors, by virtue of their offices shall be members of the committees. Unless otherwise ordered by the Board of directors, each elected member of a committee shall continue to be a member thereof until the expiration of his term of office as a director.

**Section 4.2. Powers.** The executive committee may, while the Board of directors is not in session, exercise all or any of the powers of the Board of directors in all cases in which specific directions shall not have been given by the Board of directors; except that the executive committee shall not have the power or authority of the Board of directors in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, amending the By-Laws of the corporation, declaring a dividend, authorizing the issuance of stock or adopting a certificate of ownership and merger.

**Section 4.3. Meetings.** Regular meetings of the executive committee may be held without notice at such times and places the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than ten (10) days' notice given in person, by mail, by telegraph or by facsimile (if allowed by law), stating the place, date and hour of the meeting, but such notice may be waived by any member of the executive committee. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice any business may be transacted.

**Section 4.4. Presiding Officer.** At all meetings of the executive committee the chairman of the executive committee, who shall be designated by the Board of directors from among the members of the committee, shall preside, and the Board of directors shall designate a member of such committee to preside in the absence of the chairman thereof. The Board of directors may also similarly elect from their number one or more alternate members of the executive committee to serve at the meetings of such committee in the absence or disqualification of any regular member or members, and, in case more than one alternate is elected, shall designate at the time of election the priorities as between them.

**Section 4.5. Vacancies.** The Board of directors, by majority vote of the Board then in office, shall fill vacancies in the executive committee by election from the directors.

**Section 4.6. Rules of Procedure; Quorum.** All action by the executive committee shall be reported to the Board of directors at its meeting next succeeding such action, and shall be subject to revision or alteration by the Board of directors.

The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a majority of all of the members of the committee present at the meeting shall be necessary for the adoption of any resolution.

# ARTICLE V

## The Officers

**Section 5.1. Number and Term of Office.** The officers of the corporation may be a president (who shall be a director), one or more executive vice-presidents, a secretary, a treasurer, and such other officers as may from time to time be elected or appointed by the Board of directors, including such additional vice-presidents with secretaries and assistant treasurers as may be determined by the Board of directors. In addition, the Board of directors may elect a chairman of the Board and may also elect an executive chairman and vice-chairman, each of whom must also be a director, or may elect such positions as officers of the corporation, but the Chairman, Executive Chairman or Vice Chairman need not be officers as well as Directors. Any two or more offices may be held by the same person, except that the offices of president and secretary may not be held by the same person. In its discretion, the Board of directors may leave unfilled any office except those of Chief Executive Office or Chairman, treasurer and secretary.

The officers of the corporation shall be elected or appointed as frequently as determined by the Board, or pursuant to the employment or contractual agreements between such officers and the Corporation. Vacancies or new officers may be filled any time. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of directors.

Each of the salaried officers of the corporation shall devote his entire time, skill and energy to the business of the corporation, unless the contrary is expressly consented to by the Board of directors or the executive committee.

**Section 5.2. Removal.** Any officer may be removed by the Board of directors upon a super-majority vote whenever, in its judgment, the best interests of the corporation would be served thereby. The Board shall consider the consequences of such removal in the case of officers who serve pursuant to employment or other contractual agreements.

**Section 5.3. The Chairman of the Board.** The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of directors. The Board of directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of directors for the chief executive officer.

**Section 5.4. The Executive Chairman, or Executive Vice-Chairman and Vice-Chairman.** The executive chairman ("EC"), executive vice-chairman ("EVC") and/or vice-chairman ("VC"), if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of directors. In the absence or inability to act of the chairman of the Board and the president and/or CEO, the EVC or VC, as applicable, shall preside at the meetings of the stockholders and of the Board of directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of directors may designate the executive vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer. Neither the EC, EVC or VC, if Directors, need be officers of the Corporation, and may serve as EC, EVC or VC of the Board without officer of the corporation status.

**Section 5.5. The President.** The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of directors. Unless the Board of directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by the By-Laws and the Board of directors for the chief executive officer.

**Section 5.6. The Chief Executive Officer.** Unless the Board of directors designates the chairman of the Board or other director as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the corporation shall have, subject to the supervision and direction of the Board of directors, general supervision of the business, property and affairs of the corporation, including the power to appoint and discharge agents and employees, and the powers vested in hiring the Board of directors, by law or by these By-Laws, or which usually attach or pertain to such office.

**Section 5.7. The Executive Vice-Presidents.** In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of directors or these By-Laws.

**Section 5.8. The Vice-Presidents.** The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of directors, or these By-Laws.

**Section 5.9. The Chief Financial Officer and Treasurer.** Subject to the direction of chief executive officer and the Board of directors, the Chief Financial Officer and treasurer shall have charge and custody of all the funds and securities of the corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the corporation, checks, notes and other obligations, and hall cause the deposit of same to the credit of the corporation in such bank or banks or depositary as the Board of directors may designate or as the Board of directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to he corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the corporation (provided, however, that the Board of directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositaries shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of directors, he shall sign with an officer-director all bills of exchange and promissory notes of the corporation; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; whenever required by the Board of directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the corporation in books of the corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the corporation upon application to this office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of directors, the Company shall bond the Treasurer for the faithful discharge of his duties in such sum as the Board of directors or their covenants with lenders or others may require. The roles of Treasurer and CFO may be vested in separate individuals, in which case the Treasurer would be the member of the Board, and the CFO may also be a member of the Board, but is not required to be so. Either the Treasurer or the CFO, or both, may sit on the Audit and Compensation Committees, as needed.

**Section 5.10. The Secretary.** The secretary shall keep the minutes of all meetings of the Board of directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of directors) the minutes of all committees, in books provided for that purpose, he shall attend to the giving and serving of all notices of the corporation; he may sign with an officer-director or any other duly authorized person, in the name of the corporation, all contracts authorized by the Board of directors or by the executive committee, and, when so ordered by the Board of directors or e executive committee, he shall affix the seal of the corporation thereto; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of directors.

**Section 5.11. The Assistant Treasurers and Assistant Secretaries.** The assistant treasurers, if any, shall respectively, if required by the Board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of directors may determine. The assistant secretaries, if any, as thereunto authorized by the Board of directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the corporation, the issue of which shall have been authorized by a resolution of the Board of directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of directors, or these By-Laws.

**Section 5.12. Salaries.** The salaries of the officers shall be fixed from time to time by the Board of directors, and no officer shall be prevented from receiving such salary because of the fact that he is also a director of the corporation, nor shall any director be deprived of the receipt of any rights or compensation paid to any other director on the basis that such director receives any form of other compensation from the Corporation.

**Section 5.13. Voting upon stocks.** Unless otherwise ordered by the Board of directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the corporation might have possessed and exercised if present. The Board of directors may confer like powers upon any other person or persons.

## ARTICLE VI
Contracts and Loans

**Section 6.1. Contracts.** The Board of directors may authorize any officer or officers, agent or agents, to enter any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

**Section 6.2 Loans.** The Board of Directors shall grant senior management, in an amount to be set by the Board of Directors, a right to contract for indebtedness on behalf of the corporation.

## ARTICLE VII
Digital and Journal Entry Ownership; No Certificates for Stock; and Transfer

**Section 7.1. No Certificates for Stock.** Ownership of any class of shares shall be in journal or notarial form on the stock record of the Corporation, except that any non-common or non-voting class of shares denoted only in journal or notarial record of the Corporation shall bear a description of the class or series of securities so issued as to the rights, limitations and privileges so conferred by their issuance; or, any common voting shares issued to include preemptive rights, other than the Original Shares, which acceded to the preemptive rights of the shares for which they were exchanged, shall bear a description as to the rights, limitations and privileges of preemption. Any descriptions of shares issued shall be signed by either the chairman of the Board, or the president, or the vice-chairman or an executive vice-president, and by the secretary or an authorized assistant secretary or treasurer or assistant treasurer, and shall be sealed with the seal of the corporation. The seal may be a facsimile. A transfer agent other than the corporation or its employee, or a registrar other than the corporation or its employee, may affix its signature, digitally or by facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any written evidence of ownership, stock power or transfer form, shall have ceased to be such officer, transfer agent or registrar before such document is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All ownership records for stock shall be dated and consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and the date of issue, shall be entered on the books of the corporation. All stock powers surrendered to the corporation for transfer shall be canceled and no new stock shall be issued until the former records in evidence of a like number of shares of stock shall have been verified, surrendered and canceled.

Section 7.2. Transfers of Stock. Transfers of stock of the corporation shall be made only on the books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transferor thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the prior ownership for such stock. The person in whose name stock stands on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation. All Transfers of stock shall be approved by the Board of Directors in compliance with the then existing rules of the state of Florida, or any successor in interest or replacement serving the same purpose, or any recognized stock exchange of which the Corporation is a member, or any other self regulatory organization of which the Corporation is then a member, as applicable; and, the Securities and Exchange Commission ("SEC"), or any successor in interest or replacement to the SEC serving the same purpose, as applicable. At the time of the adoption of these By-Laws of the Corporation, the state of Florida and the SEC had promulgated rules that limit the transferability of shares of voting stock; that require certain prior disclosures of the prospective shareholder; that limits transfers related to a change in certain types of business conducted by the Corporation; or, material changes in the voting control of the Corporation. The Board shall consider all applicable rules governing its conduct related to all transfers of it voting stock, and when reasonable doubt exists related to the consequences of any actions related to the transfer of stock, the Board shall seek the opinion of qualified legal counsel. No transfer may occur that violates any rule to which the Corporation is subject. Any transfer approved in good faith that results subsequently in a violation or could result in a violation, shall be unwound or cancelled by the Board, without liability to the Board or any member of the Board.

Section 7.3. Issuance of Stock. The Board of Directors of this Corporation is authorized, subject to limitations prescribed by law, to provide from time to time for the issuance of the shares of Preferred or Common Stock in one or more classes or series, and by filing an amendment to the Articles of Incorporation pursuant to the applicable law of the State of Florida, as and if applicable, to establish from time to time the number of shares to be included in each such class or series, and to fix the designation, voting, powers, terms, preferences and rights of the shares or each such class or series and any qualifications, limitations or restrictions thereof.

Section 7.4. Paid in Capital of the Corporation. The Corporation desires to provide for the return of the audited paid in capital of the Corporation to the shareholder(s) of the Original Shares, in the section entitled "ISSUANCE OF STOCK", or any such future holders of such shares by transfer, sale or exchange, in the following manner:

The holders of the Original Shares of common stock issued, in the amounts as so adjusted as provided hereto, shall have the right to a return of 100% of the paid in capital of the Corporation, not otherwise allocated to other classes or series of equity issued by the Corporation, in amounts as represented in the reviewed or audited financial statements of the Corporations, as applicable, at times to be determined by the Board of Directors, as appropriate and regulatorily consistent; and, that the Board shall authorize any required resolutions to effect such payments to the holders of such shares from time to time; and authorizes its Officers to take such actions required to effect such timely payments as approved by the Board.

**Section 7.5 Capital Calls.** The Board of Directors is hereby authorized, at its discretion, to make any capital calls to its shareholders, Principals, Officers, or Directors as may be required, from time to time, to maintain sufficient operating or the net capital of the Firm within the covenants or regulatory guidelines, as well as provide adequate operating capital in respect to the nature of the business conducted by the Firm. Such capital may take the form of paid in capital, or it may be in payment in whole or parts of the issuance of new shares, or it may be the payment in whole or parts of shares issued or reserved for eligible stock ownership programs of the Corporation.

## ARTICLE VIII
Fiscal Year

**Section 8.1. Fiscal Year.** The fiscal year of the corporation shall December 31st.

## ARTICLE IX
Seal

**Section 9.1. Seal.** The Board of directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation.

## ARTICLE X
Waiver of Notice

**Section 10.1. Waiver of Notice.** Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the Florida Statutes and General Corporation Law of Florida, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the Florida Statutes and General Corporation Law of Florida shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any businesses because the meeting is not lawfully called or convened.

## ARTICLE XI
Amendments

**Section 11.1. Amendments.** These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of directors of the corporation by the super-majority affirmative vote of the members of the Board, or by the affirmative vote of the holders of 66-2/3% or more of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the shareholders called for that purpose. Therefore, at the Board level, when there are 2 Directors, unanimous vote shall constitute Super-majority; when there are 3 Directors, 66-2/3% or more shall constitute Super-majority; when there are 4 Directors, 75% or more shall constitute Super-majority; when there are 5 Directors, 80% or more (4 of 5) shall constitute Super-majority; when there are 6 Directors, 66 2/3% or more shall constitute Super-majority; when there are 7 Directors, 71% or more (5 of 7) shall constitute Super-majority; if there are 8 Directors, 75% or more (6 of 8) shall constitute Super-majority; if there are 9 Directors, 66 2/3% or more (6 of 9) shall constitute Super-majority.

## ARTICLE XII
### Indemnification

**Section 12.1. Indemnification.** The Company shall indemnify its officers, directors, employees and agents to the fullest extent permitted by Florida law, as amended from time to time.

**Section 12.2. Persons.** The Corporation shall indemnify, to the extent provided in Sections 12.3, 12.4 or 12.5:

(1) any person who is or was director, officer, agent or employee of the Corporation, and

(2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

**Section 12.3. Extent – Derivative Suits.** In case of a suit by or in the right of the Corporation against a person named in Section 12.2 due to his or her holding a position named in Section 12.2 the Corporation shall indemnify him/her, if he/she satisfies the standard in Section 12.3, for expenses (including attorney's fees but excluding amounts paid in settlement) actually and reasonably incurred by him or her in connection with the defense or settlement of the suit.

**Section 12.4. Standard – Derivative Suits.** In case of a suit by or in the right of the Corporation, a person named in Section 12.2 shall be indemnified only if:

(1) he or she is successful on the merits or otherwise, or

(2) he or she acted in good faith in the transaction which is the subject of the suit, and in a manner, he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he or she shall not be indemnified in respect of any claim, issue or matter as to which he or she has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view

of all the circumstances, he or she is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

**Section 12.5. Extent – Non-derivative Suits.** In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Section 12.2 due to his holding a position named in Section 12.2, the Corporation shall indemnify him/her, if he or she satisfies the standard in Section 12.6 for amounts actually and reasonably incurred by him/her in connection with the defense or settlement of the suit as

(1) expenses (including attorneys' fees); (2) amounts paid in settlement; (3) judgments, and (4) fines.

**Section 12.6. Standard – Non-derivative Suits.** In case of a non-derivative suit, a person named in Section 12.2 shall be indemnified only if:

(1) he/she is successful on the merits or otherwise, or

(2) he/she acted in good faith in the transaction which is the subject of the non-derivative suit, and in a manner he/she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, he/she had no reason to believe his conduct was unlawful. The termination of a non-derivative suit by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Section 12.6(2).

**Section 12.7. Determination That Standard Has Been Met.** A determination that the standard of Section 12.4 or Section 12.6 has been satisfied may be made by a court of law or equity or the determination may be made by:

(1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

(2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

(3) the Shareholders of the Corporation.

**Section 12.8. Proration.** Anyone making a determination under Section 12.7 may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

**Section 12.9. Advance payment.** The Corporation may pay in advance any expenses (including attorneys' fees) which may become subject to indemnification under Sections 12.2 - 12.8 if:

(1) the Board of Directors authorizes the specific payment and

(2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Sections 12.2 - 12.8.

**Section 12.10. Non-exclusive.** The indemnification provided by Sections 12.2 - 12.8 shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

**Section 12.11. Continuation.** The indemnification and advance payment provided by Sections 12.2 - 12.8 shall continue as to a person who has ceased to hold a position named in Section 12.2 and shall inure to his heirs, executors and administrators.

**Section 12.12. Insurance.** The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Sections 12.2 against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him under Sections 12.2 - 12.8.

**Section 12.13. Reports.** Indemnification payments, advance payments, and insurance purchases and payments made under Sections 12.2 - 12.12 shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within six months, whichever is sooner.

**Section 12.14. Liability of Directors.** The directors shall not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty or loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

## ARTICLE XIII
## CORPORATION EXPENDITURES

The Board of Directors shall establish banking accounts at national banks who do not require correspondent banks to clear or digitally transfer FED Funds electronic wires, or ACH transactions; and, shall establish such procedures for its appointed Directors and Officers to act as primary, secondary, and back-up, signatories for such accounts, including any limitations related to the disbursement of expenditures from such bank accounts.

The Board shall establish an escrow account at any national bank authorized to do business in Florida, at the appropriate time, for the retention of investors' capital until proceeds of any exempt or registered offerings may be legally transferred to the account of the Corporation, pursuant to pre-determined amounts as disclosed in such offerings.

The Board shall establish a disbursement account at its Transfer Agent, Clear Trust, LLC, at the appropriate time, for the disbursement of proceeds of any exempt or registered offerings pursuant to pre-determined budgets as disclosed in such offerings.

**Section 13.1 Expenses incurred or payable by Principals, Officers, Directors, employees, and independent contractors.** To provide for the reimbursement or direct payment of expenses of the Corporation in the conduct of its business by and of the Principals, Officers, Directors, employees and independent contractors of the Corporation, the following policies of the Corporation are hereby effective.

a) Principals, Officers, Directors, employees and independent contractors of this Corporation shall be responsible for each of their own expenses related to the Corporation's business until the Corporation may either pay or reimburse such expenses; which timing shall be at the discretion of the Control Principals of the Corporation, or the Board of Directors, as applicable.

b) At all times, the Control Principals of the Corporation and its shareholders, as applicable by each circumstance and at the sole discretion of the Control Principals, shall be responsible for the direct payment of expenses of the general business of the Corporation and its Principals, whenever and to whomever the Corporation duly contracts for goods or services for which the payment thereof is to the benefit of the Principals of the Corporation for the conduct of their business.

c) Principals, Officers and/or Directors, as applicable, of this Corporation, be authorized and directed to pay or reimburse the expenses of the Principals, Officers, Directors, employees and independent contractors of this Corporation, as approved by the designated Officers or Directors, as applicable, ONLY as sufficient funds are available within the Corporation's assets, without violation of any covenants or requirements of lenders or net capital rules to which the Corporation is subject, or compromise of operating capital required; and, subject further to the following:

(i) that the submission of any request for payment or reimbursement shall not constitute any obligation of the corporation to pay such request; and,

(ii) the approval of any request for payment or reimbursement subject to availability of funds shall not constitute any binding obligation of the corporation to pay such request until such funds are available; and,

(iii) any approval of any request for payment or reimbursement shall be deemed an approval only as to the validity of such request at the time of approval, and not create an obligation of the Corporation to any Principals, Officers, Directors, employees and independent contractors of this Corporation, until the Control Persons or Board authorize such payment; and,

(iv) that there shall not be imposed any time restrictions on the reimbursement of approved requests vs. the original date of submission or approval; and,

(v) that such approved expenses may never be paid or reimbursed at the Corporation's ability to pay; and,

(vi) that such approved expenses shall be paid at the occasion of each round of exempt or registered offering of the corporation, in proportion to the pro-rata amounts approved versus the amounts available for general corporate purposes from the offering proceeds, unless such approved expenses are specifically disclosed in a definitive amount to be paid from proceeds;

(vii) Principals, Officers, Directors, employees and independent contractors of this Corporation shall accept these terms as recited above; and, that the expenditure of personal funds for activities on behalf of the Corporation as a condition of serving in their respective capacities on behalf of the Corporation subjects them to the risks of unrecoverable expenses, extended periods of time prior to partial or full potential payment or reimbursement, or of the unavailability of funds of the Corporation to pay or reimburse such expenditures in a timely manner, or over any period of time.

**Section 13.2 Payment of Affiliated Persons' Maintenance Expenses.** Certain of the expenses of maintaining each of the Principals', Directors', Officers' and independent contractors' active status with the Corporation, as determined by the Board from time to time, shall be paid by the corporation for each Principal , Director, Officer and/or independent contractor, or reimbursed to the each of them, as soon as practical prior to the date of the Corporation's incurring such expenses on behalf of the applicable persons, and shall constitute a liability of the Corporation in the event such expenses are not paid at the time of the Corporation's incurring the respective expenses.

**Section 13.3 Payment of Organizational and Offering Expenses Loans or Advances by Shareholders, Officers or Directors.** Certain of the Organizational and Offering costs ("O&O") of exempt or registered offerings of the Corporation may be borrowed by or advanced to the Corporation from Shareholders, Officers or Directors, or from entities or institutional lenders whom become Shareholders or Directors, and all such loans or advances shall be subject to priority repayment or reimbursement from the proceeds of such offerings, and payable to such entities or persons as early in the use of proceeds as such proceeds are available to the Corporation, subject to ordinary limitations or restrictions of prudent *pro-rata* use of proceeds in proportion to the total proceeds available *versus* the total amount sought in the offerings.


**ARTICLE XIV**
**COMMERCIAL INSURANCES**


**Section 14.1. Required Policies.** The Corporation shall maintain all insurances, in the limits so prescribed as a minimum, but not limited to the minimum limits, at the discretion of the Board, as required by any entities which covenant with, regulate, or establish requirements related to reporting of, the activities of the Corporation while the Corporation is subject to any such covenant, regulation or requirements. The Board shall use its discretion in the selection of underwriters for any and all such insurance policies, and direct the conduct of the officers of the Corporation to comply with the terms of the policies so underwritten by the insurers.

**Section 14.2. Optional Policies.** Notwithstanding the foregoing Section 13.1, the Board of the Corporation may insure the Corporation against any other liabilities or occurrences to which at the discretion of the Board it deems appropriate or necessary based upon the nature of the business conducted by the Corporation, the protection of its assets, revenue, intangible property or licenses or rights, its employees, officers, directors, agents, contractors or affiliates, and in general, any entity or person for which such insurance may serve for the benefit of the Corporation in the event of unknown or unexpected circumstances.

**Section 14.3. Claims.** The Board shall instruct its designated directors or officers in the appropriate methods of reimbursement or settlement related to any and all claims sought by the Corporation pursuant to its policies in force, and designated officers shall implement any actions intended to maximize the receipt of any such claims by the Corporation.

Exhibit 1D

**2016 FLORIDA PROFIT CORPORATION AMENDED ANNUAL REPORT**

**FILED**
**Sep 02, 2016**
**Secretary of State**
**CC3368751863**

DOCUMENT# P11000021661

**Entity Name:** CHOICE MEDS USA, INC.

**Current Principal Place of Business:**

5703 RED BUG LAKE ROAD
SUITE 256
WINTERSPRINGS, FL 32708

**Current Mailing Address:**

653 MAGUIRE BLVD
SUITE 0875
ORLANDO, FL 32803 US

**FEI Number: 32-0344017**

**Certificate of Status Desired:** Yes

**Name and Address of Current Registered Agent:**

MATHOW, SANDEEP
5703 RED BUG LAKE ROAD
# 256
WINTER SPRINGS, FL 32708 US

*The above named entity submits this statement for the purpose of changing its registered office or registered agent, or both, in the State of Florida.*

SIGNATURE: SANDEEP MATHOW 09/02/2016

Electronic Signature of Registered Agent Date

**Officer/Director Detail :**

| | |
|---|---|
| Title | PST |
| Name | MATHOW, SANDEEP |
| Address | 5703 RED BUG LAKE ROAD<br>SUITE 256 |
| City-State-Zip: | WINTERSPRINGS FL 32708 |

*I hereby certify that the information indicated on this report or supplemental report is true and accurate and that my electronic signature shall have the same legal effect as if made under oath; that I am an officer or director of the corporation or the receiver or trustee empowered to execute this report as required by Chapter 607, Florida Statutes; and that my name appears above, or on an attachment with all other like empowered.*

SIGNATURE: SANDEEP MATHOW CEO 09/02/2016

Electronic Signature of Signing Officer/Director Detail Date

Exhibit 3

# LETTER AGREEMENT

RE: Escrow Account

To Whom It May Concern,

This letter (the "Letter Agreement") is to inform you that **SMART RX SYSTEMS, INC.,** a Florida corporation ("we" or the "Company"), plans to offer for sale to investors, as disclosed in an offering statement (each, an "Offering Statement") filed with the U.S. Securities and Exchange Commission (the "SEC") on Form C (the "Offering"), its common stock or debt (the "Securities") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Act") and Regulation Crowdfunding, in the maximum amount of one million dollars ($1,000,000) (the "Maximum Amount of the Offering"). We have engaged Jumpstart as a funding portal related to the Offering. In connection with such Offering, the Issuer has opened an Escrow Account (the "Escrow Account") with Amalgamated Bank ("you" or the "Bank").

We acknowledge that the Bank may terminate this Letter Agreement and the Escrow Account immediately at any such time as any regulator deems it advisable.

The duties and obligations of the Bank shall be determined solely by the express provisions of this Letter Agreement when read together with the Bank's standard terms and conditions, and no implied covenants or obligations shall be read into this Letter Agreement against the Bank. In any case where there is a conflict between such terms and conditions and this Letter Agreement, the Letter Agreement shall prevail.

We shall indemnify and hold the Bank and its respective officers, directors, employees, and agents (collectively, "Bank Related Parties") harmless from and against any and all losses, claims, demands, suits, costs, regulatory fines, fees and expenses (including reasonable attorneys' fees and disbursements) which may be imposed upon, incurred by or asserted against Bank Related Parties allegedly or actually arising out of or resulting from its participation in the Escrow Account.

The Bank shall not be liable to anyone for any action taken or omitted to be taken by it hereunder except in the case of the Bank's gross negligence or willful misconduct in breach of the terms of this Letter Agreement. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Bank has been informed of the likelihood of such loss or damage and regardless of the form of action.

We are not entitled to any funds received into escrow and no amounts deposited into the Escrow Account shall become our property or property of any other entity or be subject to any debts, liens or encumbrances of any kind of us or any other entity, until Jumpstart has triggered closing of such funds. In addition, we acknowledge that the total funds raised cannot exceed $1,000,000 (the "Maximum Amount") of the Offering permitted by the Offering Statement. We represent that no funds have yet been raised in the Offering. All funds to be raised for the Offering will be immediately deposited in the Escrow Account, and remain there until such time as the Minimum Amount is achieved, as well as any over-subscription as defined in the Offering

Statement, at which time Jumpstart Micro shall effect the Initial Closing of the Minimum proceeds, direct that any fees that should be applied and credited to the Escrow Agent, the Transfer Agent, and itself for its Portal administration fees, be so credited to their respective accounts by ACH transfer; and transfer to the Company the remaining net proceeds. In addition, at the achievement of each subsequent $100,000 in deposits, plus eligible over-subscriptions, into the Escrow Account after the Initial Closing, and before the attainment of the Maximum at the Final Closing, Jumpstart Micro shall administer to effect each Interim Closing, direct that any fees that should be applied and credited to the Escrow Agent, the Transfer Agent, and itself for its Portal administration fees, be so credited to their respective accounts by ACH transfer; and transfer to the Company the remaining net proceeds of each such Interim Closing, until the Maximum s achieved, and the same process shall be repeated by Jumpstart Micro to enable the Final Closing of the Maximum.

All Subscribers will be instructed by us or our agents the manner in which to transfer funds by wire or ACH directly into the Escrow Account. Escrow Agent shall deposit all monies received into the Escrow Account.

Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account of any Subscriber to the extent they deem it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with industry laws, rules, regulations or best practices. The Escrow Account may also terminate upon the termination of the Escrow Agreement entered into by the Escrow Agent and Jumpstart on October 19, 2016 in accordance with the terms of such agreement.

Any notice required or permitted to be given hereunder shall be sufficient if in writing, and if sent by personal delivery, or by registered or certified mail, postage prepaid and return receipt requested, addressed as follows, or to such other address of which notice is provided by one party to the other in accordance herewith:


If to the Bank: Amalgamated Bank
275 Seventh Avenue
New York, NY 10001
Attn: General Counsel


If to Company:  SMART RX SYSTEM, INC.
5703 RED BUG LAKE ROAD #256
WINTER SPRINGS, FLORIDA 32708
Attn: SANTU ROHATGI


If to Jumpstart: Jumpstart Micro, Inc
605 Avalon Drive
Bedford, MA 01741
Attn: Stephen Catanzano, President

Any instruction with respect to the Escrow Account shall be done in the form attached hereto as Exhibit A.

The binding provisions of this Letter will be governed by, construed and enforced in accordance with the laws of the State of New York, excluding its principles of conflicts of law. This Letter constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces all other prior agreements, communications, and understandings (written and oral) regarding its subject matter. If any provision of this Letter is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, the remaining provisions hereof will remain in full force and effect.

Sincerely,

**SMART RX SYSYTEMS, INC**

By: *Santu Rohatgi*
Name:        SANTU ROHATGI
Title:        VICE CHAIRMAN & CFO

ACKNOWLEDGED AND AGREED TO:

AMALGAMATED BANK

By:_____
Name: _____
Title:_____

JUMPSTART MICRO

By:
Name: Stephen Catanzano
Title:  President

Exhibit 4

| SUMMARY FORWARD PROFORMA CAP THROUGH REG A AND PRE-IPO (MARCH 31,2017) PREEMPTIVE RIGHTS, SUPERVOTING, AND CONVERSION RIGHTS INTO NEW YORK STOCK EXCHANGE (NYSE) LISTING COMMON PAR VALUE $0.0001 | | | | | | |
|---|---|---|---|---|---|---|
| NAME | COMMON SHARE CATEGORY | NUMBER OF VOTING COMMON SHARES | PERCENTAGE POST FCFOCOMMON | PAID- IN-CAPITAL & ADDITIONAL- PAID-IN- CAPITAL | MULTIPLES AT IPO | NUMBER OF SHARES AT IPO |
| 6 ORIGINAL SHAREHOLDERS (2 CONTROL) | ORIGINAL | 546,200 | 91.52% | $5,433,324 | 15 | 8,193,000 |
| KEY EMPLOYEES PLAN AND ADJUSTED | CLASS A | 9,200 | 1.54% | $40,000 | 10 | 92,000 |
| FOUNDERS' COMMON ISSUED | CLASS A | 11,400 | 1.91% | $70,001 | 10 | 114,000 |
| TOTAL VOTING SHARES PRE-FCFO | ALL VOTING | 566,800 | | $5,543,325 | N/A | 8,399,000 |
| FCFO CROWDFUNDING | CLASS CF | 30,000 | 5.03% | $3.00 | 7 | 210,000 |
| SUB-TOTAL POST FCFO | ALL VOTING | 596,800 | 100.00% | $5,543,328 | | 8,609,000 |
| FIRST TRANCHE REG A COMMON | CLASS REG A | 250,000 | 21.88% | $2,500,000 | 5 | 1,250,000 |
| SECOND TRANCH REG A COMMON | CLASS REG A | 250,000 | 21.88% | $2,500,000 | 5 | 1,250,000 |
| KEY EMPLOYEE PLAN AND ADJUSTED | CLASS A | 20,000 | 1.75% | $11,250 | 10 | 200,000 |
| PROFESSSIONALS' ADJUSTED | ORIGINAL | 26,000 | 2.28% | $33,150 | 15 | 390,000 |
| TOTAL VOTING POST REG A ISSUED | ALL VOTING | 1,142,800 | 100% | $10,587,728 | | 11,699,000 |
| IPO WARRANT CONVERTED | IPO SHARES ONLY | 936,000 | N.A. | $90,000 | 1 | 936,000 |
| TOTAL VOTING PRE-IPO | ALL VOTING | 2,078,800 | 100% | $10,677,728 | N.A. | 12,635,000 |
| $350+ MILLION IPO TO REDEEM ALL REG A PREFERRED AND ANY DEBT, EXCEPT MORTGAGES | | | | | | |

## NON VOTING PREFERRED (FCFO & REG A & FOUNDERS & ORIGINAL )

| NAME | PREFERRED SHARE CATEGORY | NUMBER OF NON-VOTING PREF'D SHARES | REDEMPTION VALUE | PAID- IN-CAPITAL (P-I-C) & ADDITIONAL- PAID-IN-CAPITAL (A-P-I-C) | MULTIPLES AT IPO | NUMBER OF SHARES AT IPO |
|---|---|---|---|---|---|---|
| FCFO CROWDFUNDING PREFERRED NON VOTING | SERIES CF NV | 100,000 | $1,500,000 | $999,997 | N.A. | 0 |
| FIRST TRANCHE REG A NON VOTING PREFERRED | SERIES REG A NV | 2,550,000 | $38,250,000 | $25,500,000 | | 2,550,000 |
| SECOND TRANCHE REG A NON VOTING PREFERRED | SERIES REG A NV | 1,950,000 | $29,250,000 | $19,500,000 | | 1,950,000 |
| FIRST AND SECOND TRANCE REG A NON VOTING PREFERRED | NON VOTING PREFERRED | 4,500,000 | N/A | $45,000,000 | | 4,500,000 |
| FOUNDERS's PREFERRED ISSUED | NON VOTING PREFERRED | 37,000 | $370,000 | $237,500 | | 0 |
| ORIGINAL PREFERRED ISSUED | NON VOTING PREFERRED | 2,003,800 | N/A | $4,020,254 | | 1,473,800 |
| TOTAL NON VOTING PREFERRED ISSUED  PRE-IPO | NON VOTING PREFERRED | 6,540,800 | N/A | $50,257,751 | N/A | 5,973,800 |

### REDEMPTIONS

| NAME | SHARE CATEGORY | NUMBER OF SHARES | REDEMPTION ($) | PAID-IN-CAP | N/A | # Of SHARES AT IPO |
|---|---|---|---|---|---|---|
| FCFO SERIES CF PREF'D | SERIES CF | 100,000 | ($1,500,000) | ($999,997) | | 0 |
| FOUNDERS PREFERRED | FOUNDERS PREFERRED | 57,000 | ($570,000) | ($257,500) | | 0 |
| ORIGINAL, KEY EMPLOYEE, PROFESSIONALS AND CONSULTANTS | PREFERRED NON VOTING | 530,000 | (5,300,000) | ($5,300,000) | | 1,473,800 |
| POST REDEMPTION PREFERRED PRE-IPO | | 5,853,800 | ($7,370,000) | ($6,557,497) | N/A | 5,973,800 |

Exhibit 5



**ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING**

NEITHER SRXS, nor any predecessor, nor any affiliate, any director, officer, any beneficial owner of 20 percent or more of our outstanding voting equity securities: (1) None of any such person has been convicted, within 10 years (or five years, in the case of SRXS itself, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities. (2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities. (3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time of the filing of this Disclosure bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10dyear period ending on the date of the filing of this Disclosure. (4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock. 20 (5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 1S(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act. (6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade. (7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued. (8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Exhibit 6

| | HISTORICAL FINANCIALS | | PRO FORMA FINANCIALS | | |
|---|---|---|---|---|---|
| Fiscal Year: | 2014 | 2015 | 2016 | 2017 | 2018 |
| Expected # of Employees: | 2 | 4 | 7 | 35 | 130 |
| Expected # of Contractors: | 4 | 5 | 10 | 11 | 10 |
| **Balance Sheet Highlights** | | | | | |
| Total Assets: | $20,785,028 | $21,276,644 | $22,250,000 | $40,000,000 | $50,000,000 |
| Cash and Cash Equivalents: | $60,149 | $146,809 | $50,000 | $8,000,000 | $51,000,000 |
| Accounts Receivable: | $0 | $31,035 | $30,000 | $35,000 | $140,000 |
| Short-term Debt: | $168,011 | $169,329 | $180,000 | $0 | $0 |
| Long Term Debt: * | $1,094,892 | $2,304,137 | $3,200,000 | $4,500,000 | $6,000,000 |
| **Income Statement Highlights:** | | | | | |
| Revenue/Sales: ** | $0 | $182,141 | $255,000 | $16,157,763 | $128,303,725 |
| Cost of Goods/services Sold: | $0 | $86,907 | $135,000 | $9,469,355 | $74,697,755 |
| Taxes Paid: | $0 | $0 | $0 | $0 | $4,658,903 |
| Net Income: | ($2,313,241) | ($2,978,447) | ($3,500,000) | $2,575,233 | $32,794,514 |
| **Cash Flow Highlights** | | | | | |
| Beginning Cash: | $0 | $25,149 | $114,659 | $50,000 | $13,519,875 |
| Ending Cash: | $25,149 | $114,659 | $50,000 | $13,519,875 | $33,314,389 |
| Basis: (Cash or Accrual) | ACCRUAL | ACCRUAL | ACCRUAL | ACCRUAL | ACCRUAL |

| NOTES | |
|---|---|
| **2015 NOTES** | DEVELOPMENT STAGE ACTIVITIES. ALL LONG TERM DEBT IS RELATED PARTY CEO & CFO ACCRUALS-- NO 3RD PARTY DEBT--NONE OF CEO & CFO SALARY ACCRUALS ARE PAID FROM PROCEEDS OF FCFO OR REG A--ONLY PAID FROM EARNED EBITDA, WHEN EARNED, SUBJECT TO CONTINGENT AMOUNTS. Revenue was from ancillary sources, not from core business. |
| **2016 NOTES** | ALL LONG TERM DEBT IS RELATED PARTY CEO & CFO ACCRUALS--NO 3RD PARTY DEBT--NONE OF CEO & CFO SALARY ACCRUALS ARE PAID FROM PROCEEDS OF FCFO OR REG A--ONLY PAID FROM EARNED EBITDA, WHEN EARNED, SUBJECT TO CONTINGENT AMOUNTS. Revenue was from Kiosks installed during last half of 2016. |
| **2017 NOTES** | Expect both proposed FCFO & REG A OFFERINGS DURING 2017; EXPECT EBITDA to be sufficient to pay down some salary accruals; expect 25 to 28 Kiosks by end of 2017, more if FCFO is successful; more if REG A 1st Tranche closes in 4th Q; TAX LOSS CARRY-FORWARD FROM PRIOR YEARS ELIMINATES ANY TAX DUE. |
| **2018 NOTES** | Long Term Debt Includes a proposed 50% to 65% 1st mortgage on the headquarters and regional faciilities WE EXPECT TO BUILD in 2018. EXPECT more facilities and Kiosks which have on-site employees _vs._ remote employees. EXPECT most or all of accrued salaries to be paid off from eligible EBITDA produced cash flow, with regular salary payments to management to begin by 4th Q. EXPECT all Central Processing capabilities to be at least installed and finished testing periods in 1st Q 2019. EXPECT to initiate installations of BETA retail Kiosks with full deployment vs. contracts in 2019. Tax loss carry-forward from early years reduces taxable income and taxes to be paid |
| **DESCRIBE LONG TERM DEBT** | WAGES & BONUSES DEFERRED FOR CEO & CFO, WILL BE PAID UPON CONTINGENT EVENTS of & from EBITDA. |